The TSX Venture Exchange Inc. has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for the Special Meeting of

Shareholders of

Mountain Province Diamonds Inc.

to be held at 77 King Street West, Suite 400, Toronto, ON M5K 0A1 on April 25, 2012 at 4:00 pm

These materials are important and require your immediate attention. The shareholders of Mountain Province Diamonds Inc. are required to make important decisions. If you have questions as to how to deal with these documents or to the matters to which they refer, please contact your financial, legal or other professional advisor.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, INCLUDING WITHOUT LIMITATION ANY SECURITIES REGULATORY AUTHORITY OF ANY CANADIAN PROVINCE OR TERRITORY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Mountain Province Diamonds at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, M5J 2S1 Telephone: (416) 361-3562, and are also available electronically at www.sedar.com under the Mountain Province Diamonds Inc. profile.

March 29, 2012

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street

Suite 2315,P.O. Box 216

Toronto, ON M5J 2S1

Phone: 416-361-3562/Fax: 416-603-8565

Dear Shareholders,

The directors of Mountain Province Diamonds Inc. (“MPD” or the “Company”) invite you to attend the special meeting (the “Meeting”) of the holders of common shares of the Company (the “Shareholders”), to be held at the offices of Fraser Milner Casgrain LLP, 77 King West, Suite 400, Toronto, Ontario, M5A 0A1, at 4:00 p.m. (Toronto time) on April 25, 2012.

At the Meeting, Shareholders will be asked to, among other things, consider and, if thought fit, to pass a special resolution approving an arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) among MPD, its shareholders, and its wholly-owned subsidiary, Kennady Diamonds Inc. (“KDI”), which will involve certain exchanges of securities resulting in MPD distributing the common shares of KDI held by MPD which comprise all of the outstanding shares of KDI, to Shareholders of MPD, as more fully described in the accompanying Information Circular. Shareholders will also be asked to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving the adoption by KDI of a rolling 10% stock option plan (the “KDI Option Plan”), subject to regulatory acceptance, as more fully described in the accompanying Information Circular.

It is a condition to the completion of the Arrangement that, among others, the Company receive approval from the Ontario Superior Court of Justice and the Toronto Stock Exchange for the Arrangement, and receive conditional approval from the TSX Venture Exchange Inc. (the “TSXV”) for the listing of the KDI Shares on the TSXV. Listing on the TSXV will be subject to KDI meeting the applicable listing requirements and conditions and receiving final approval of such exchanges.

After careful consideration, the board of directors of MPD (the “Board of Directors”) has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination is contained in the enclosed Information Circular. The Board of Directors of the Company has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held. To be effective, the adoption by KDI of the KDI Option Plan must be approved by at least 50% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held.

Your vote is important. If you are a registered Shareholder of Company, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy in the return envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, to be received by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, in accordance with your instructions, whether or not you are able to attend in person. If you hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote.

We would like to thank all Shareholders for their support as we proceed with this important step towards the advancement of our projects.

Sincerely,

“Patrick Evans”

Patrick Evans
President and Chief Executive Officer

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street

Suite 2315,P.O. Box 216

Toronto, ON M5J 2S1

Phone: 416-361-3562/Fax: 416-603-8565

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO: The Shareholders of Mountain Province Diamonds Inc.

NOTICE IS HEREBY GIVEN THAT a Special Meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“MPD”) will be held at the offices of Fraser Milner Casgrain LLP at 77 King Street West, Suite 400, Toronto, ON M5K 0A1 on April 25, 2012, at the hour of 4:00 pm (Toronto time) for the following purposes:

1.	To consider and, if thought fit, to pass, with or without variation, a Special Resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) among MPD, its shareholders, and its wholly-owned subsidiary, Kennady Diamonds Inc. (“KDI”), which will involve certain exchanges of securities resulting in MPD distributing the common shares of KDI held by MPD which comprise all of the outstanding shares of KDI , to shareholders of MPD, as more fully described in the accompanying Information Circular;

2.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving the adoption by KDI of a rolling 10% Stock Option Plan, subject to regulatory acceptance, as more fully described in the accompanying Information Circular; and

3.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

All capitalized terms not herein defined shall have the meanings ascribed to them in the accompanying Information Circular.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement in paragraph 1 above are entitled to be paid the payout value of their shares in accordance with the procedures set out in section 185 of the Business Corporations Act (Ontario) (the “OBCA”) as amended by the Interim Order of the Ontario Supreme Court of Justice dated March 29, 2012. Pursuant to the Interim Order, a registered shareholder of common shares of MPD may until 5:00 p.m. (Toronto time) on the Business Day that is two Business Days before the Meeting, give MPD a notice of objection by registered mail addressed to MPD at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, M5J 2S1 with respect to the Arrangement Resolution. As a result of giving a notice of objection, a shareholder may, on receiving a notice of adoption of the Arrangement Resolution under subsection 185 (8) of the OBCA, require MPD to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the accompanying Information Circular in respect of the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. The audited consolidated financial statements and related MD&A for MPD for the financial period ended December 31, 2011 have already been filed and will be, in advance of the meeting, mailed to those Shareholders who have previously requested to receive them in due course. Otherwise, they are available upon request to MPD or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Information Circular and a form of proxy.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on March 23, 2012 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 29th day of March, 2012

BY ORDER OF THE BOARD

"Patrick Evans"
Patrick Evans, President & CEO

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of MPD and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

NOTE TO UNITED STATES SHAREHOLDERS

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and are being issued in reliance on one or more exemptions from registration including as set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Arrangement by the Court.

Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not fully described herein. See “Canadian Federal Income Tax Considerations” and “United States Tax Consequences”.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Such solicitation is made in the United States with respect to securities of a Canadian “foreign private issuer”, as such term is defined in Rule 405 promulgated under the U.S. Securities Act, in accordance with Canadian corporate and securities laws and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies and the rules and regulations of the SEC.

The enforcement by Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that the Corporation and certain of the other applicants under the Arrangement are organized under the laws of Canada and that some or all of their directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for securityholders in the United States to effect service of process within the United States upon the Corporation, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful.

TABLE OF CONTENTS

TABLE OF CONTENTS	i
SUMMARY	i
THE MEETING	i
SUMMARY OF THE ARRANGEMENT, THE RESULTING ISSUERS AND THEIR BUSINESSES	ii
MPD DISSENT RIGHTS TO THE ARRANGEMENT	vi
PROCEDURE FOR RECEIPT OF KDI SHARES	vi
MPD SUMMARY FINANCIAL INFORMATION	vii
MPD PRO-FORMA SUMMARY FINANCIAL INFORMATION	vii
KDI PRO-FORMA SUMMARY FINANCIAL INFORMATION	vii
INCOME TAX CONSIDERATIONS	viii
SECURITIES LAWS INFORMATION FOR CANADIAN SHAREHOLDERS	viii
SECURITIES LAWS INFORMATION FOR UNITED STATES SECURITYHOLDERS	viii
RISK FACTORS	x
KDI STOCK OPTION PLAN	x
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
GLOSSARY OF TERMS	3
GENERAL PROXY INFORMATION	7
APPOINTMENT OF PROXYHOLDER	7
VOTING BY PROXY	7
COMPLETION AND RETURN OF PROXY	8
NON-REGISTERED HOLDERS	8
REVOCABILITY OF PROXY	9
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	10
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10
PARTICULARS OF MATTERS TO BE ACTED UPON – THE ARRANGEMENT	10
REASONS FOR THE ARRANGEMENT	10
PRINCIPAL STEPS OF THE ARRANGEMENT	11
NO FRACTIONAL SHARES	12
EFFECT OF THE ARRANGEMENT	12
AMENDMENTS TO THE PLAN OF ARRANGEMENT	13
DIRECTORS AND OFFICERS OF KDI	13
RECOMMENDATION OF THE DIRECTORS	14
ARRANGEMENT RISK FACTORS	15
EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS’ RIGHTS	16
CONDUCT OF MEETING AND OTHER APPROVALS	16
POSITIONS AND SHAREHOLDINGS	17

- i -

OPTIONS	18
PROCEDURE FOR RECEIPT OF KDI SHARES	19
CONVERTIBLE MPD SECURITIES	19
FEES AND EXPENSES	19
EFFECTIVE DATE OF ARRANGEMENT	19
ARRANGEMENT AGREEMENT	19
GENERAL	20
TERMINATION	20
CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE	20
AMENDMENT	22
SHAREHOLDERS’ RIGHTS OF DISSENT TO THE ARRANGEMENT	22
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	25
Shareholders Resident in Canada	26
Shareholders Not Resident in Canada	30
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	32
SECURITIES LAW CONSIDERATIONS	45
CANADIAN SECURITIES LAWS AND RESALE OF SECURITIES	45
UNITED STATES SECURITIES LAWS AND RESALE OF SECURITIES	46
PARTICULARS OF MATTERS TO BE ACTED UPON - KDI STOCK OPTION PLAN	48
Recommendation of the Directors	49
OTHER MATTERS	50
ADDITIONAL INFORMATION	50
DIRECTOR’S APPROVAL	50
AUDITORS’ CONSENT	51
SCHEDULE “A” ARRANGEMENT RESOLUTION	A-1
SCHEDULE “B” ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT	B-1
SCHEDULE “C” INTERIM ORDER	C-1
SCHEDULE “D” NOTICE OF APPLICATION	D-1
SCHEDULE “E” SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	E-1
SCHEDULE “F” – CERTAIN INFORMATION CONCERNING KDI	F-1
SCHEDULE “G” – MPD PRO-FORMA BALANCE SHEET	G-1
SCHEDULE “H” – CERTAIN INFORMATION CONCERNING MPD	H-1

- ii -

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein is as of March 29, 2012 unless otherwise indicated.

Capitalized terms used in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular.

THE MEETING

Time, Date and Place of Meeting

The Meeting of Shareholders will be held on April 25, 2012 at 4:00 p.m. (Toronto time) in Toronto, at the offices of Fraser Milner Casgrain LLP, at 77 King Street West, Suite 400, Toronto ON M5K 0A1.

The Record Date

The Record Date for determining the registered Shareholders entitled to receive notice of and to vote at the Meeting is March 23, 2012.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of MPD for use at the Meeting.

The Arrangement

The Shareholders will be asked to approve the Arrangement involving MPD, its Shareholders, and KDI, a wholly-owned subsidiary of MPD incorporated for the purposes of the Arrangement.

MPD will transfer the assets relating to the Kennady North Project and the KDI Working Capital to KDI in exchange for a specified number of KDI Shares, which number of KDI Shares will be equal to 1/5 of the number of MPD Shares outstanding on the Effective Date on a non-diluted basis. Pursuant to the Arrangement, the outstanding KDI Shares will consist of one incorporation share and the KDI Shares issued to MPD as described in the preceding sentence, immediately prior to the Effective Date.

The Arrangement will involve certain steps resulting in the Shareholders (other than dissenting Shareholders) at the Effective Time being entitled to receive one (1) KDI Share for every five (5) MPD Shares held as at the Effective Time. The Shareholders will continue to hold their shares in MPD and will also hold KDI Shares.

KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

- i -

Shareholders will be asked to approve the Arrangement by Special Resolution pursuant to section 182 of the OBCA and in accordance with the terms of the Arrangement Agreement between MPD and KDI, dated March 12, 2012. See “Particulars of Matters to be Acted Upon – The Arrangement” in the Information Circular.

Other Matters to be Acted Upon at the Meeting

The Shareholders will also be asked to approve the KDI Stock Option Plan for use by KDI following completion of the Arrangement. See “Particulars of Matters to be Acted Upon – KDI Stock Option Plan” in the Information Circular.

SUMMARY OF THE ARRANGEMENT, THE RESULTING ISSUERS AND THEIR BUSINESSES

The Arrangement will be completed by way of plan of arrangement pursuant to section 182 of the OBCA involving MPD, its Shareholders and KDI. The disclosure of the principal features of the Arrangement as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Principal Steps of the Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1.	MPD shall transfer the Kennady North Project and the KDI Working Capital to KDI in exchange for a specified number of KDI Shares, which number of KDI Shares will be equal to 1/5 of the number of MPD Shares outstanding on the Effective Date on a non-diluted basis;

2.	MPD will distribute to the Shareholders all of the KDI Shares in accordance with the terms of the Plan of Arrangement; and

3.	upon completion of the transactions set forth above, each entitled holder of MPD Shares at the Effective Date will hold one KDI Share for every five MPD Shares held.

The foregoing matters will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto may not be completed until after the Effective Date.

The Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

No Fractional Shares

No fractional KDI Shares will be issued. In the event that a Shareholder would otherwise be entitled to a fractional KDI Share under the Plan of Arrangement, the number of KDI Shares issued to such Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of KDI Shares. In calculating such fractional interests, all KDI Shares registered in the name of or beneficially held by such Shareholder or their intermediary shall be aggregated.

- ii -

Effect of the Arrangement

As a result of the Arrangement, Shareholders will continue to hold their MPD Shares and will receive one KDI Share for every five MPD Shares held. Shareholders will own all of the outstanding KDI Shares, post-Arrangement, as of the Effective Date. The Company will establish a record date for the purposes of determining those Shareholders entitled to receive KDI Shares and will communicate with such Shareholders in that regard.

MPD will continue to directly or indirectly hold all of the MPD Assets and KDI will hold the assets relating to the Kennady North Project and the KDI Working Capital.

KDI is expected to be a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Newfoundland and Labrador. KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

The MPD Options outstanding immediately prior to the Effective Date will not be affected or adjusted in any way under the Plan of Arrangement. See “Particulars of Matters to be Acted Upon – The Arrangement – Convertible MPD Securities”.

Assuming there are no changes in MPD’s issued capital of 80,645,558 MPD Shares prior to the Effective Date, it is expected that KDI’s fully diluted share capital, post-Arrangement as of the Effective Date, will be 16,129,111 KDI Shares. Up to an additional 172,800 (rounded down) KDI Shares may be outstanding, post-Arrangement as at the Effective Date, if all of the vested MPD Options are exercised before the Effective Date.

Directors and Officers of KDI

The Board of Directors of KDI consists of Jonathan Comerford, Patrick Evans, Carl G. Verley and David Whittle. MPD and KDI have members of their boards of directors in common. Since MPD’s focus is primarily on the Gahcho Kué Project and KDI’s focus will be on the Kennady North Project, the common directors are not expected to be subject to any conflicts of interest. See “Schedule F- Certain Information Concerning KDI – Directors and Officers” in this Information Circular.

Reasons for the Arrangement

The Board of Directors believes that the Arrangement is in the best interests of MPD and fair and reasonable to the shareholders for the following reasons:

1.	the Arrangement is expected to enhance the ability of each of MPD and KDI to pursue its independent corporate objectives and strategies, with a view to maximizing Shareholder value. In particular, the Arrangement will allow MPD to focus on advancing its flagship property, the Gahcho Kué Project;

2.	the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives, namely, for one, a development stage asset, and the other, an exploration property;

- iii -

3.	the Arrangement is expected to improve the market’s independent identification and valuation of the Kennady North Project;

4.	the potential for Shareholders to benefit from diversifying their existing securityholdings in two companies, each of which is valued differently based on various factors unique to each business, in particular the stage of development of their assets;

5.	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Company’s securityholders will be considered; and.

6.	the availability of rights of dissent to Shareholders with respect to the Arrangement.

The Companies

MPD, a corporation existing under the OBCA, is a publicly traded company with its shares listed and posted for trading on the TSX and the NYSE AMEX and is engaged in the development of the 49 percent-owned Gahcho Kué Project.

KDI is a wholly-owned subsidiary of MPD incorporated pursuant to the OBCA for the purpose of the Arrangement. As of the Effective Date, KDI will acquire the assets relating to the Kennady North Project and the KDI Working Capital from MPD.

See “Schedule “F” – Certain Information Concerning KDI” and “Schedule “H” – Certain Information Concerning MPD” in this Information Circular for disclosure about KDI and MPD, respectively, on a current and post-Arrangement basis.

Pro-Forma Use of Funds and Business Objectives

Upon completion of the Arrangement, MPD will continue to hold the MPD Assets. MPD plans to maximize shareholder value through the permitting, development, construction and operation of the Gahcho Kué Project.

Upon completion of the Arrangement, KDI will have working capital of approximately $3,000,000 and will hold the Kennady North Project. KDI intends to concentrate its activities on the successful exploration of the Kennady North Project. KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

Recommendations of the Directors

The Board has reviewed the Arrangement Agreement and concluded that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the Shareholders and in the best interests of MPD.

The Board recommends that the Shareholders vote in favour of the Arrangement Resolution. See “Particulars of Matters to be Acted Upon – The Arrangement – Recommendation of the Directors” in this Information Circular.

- iv -

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including receipt by MPD and KDI of all required approvals, including approval by Shareholders of the Arrangement at the Meeting; approval of the TSX to the Arrangement subject only to compliance with the usual conditions of that approval; and approval of the Arrangement by the Court. Certain other specified conditions may be waived by MDI and KDI in accordance with the “Particulars of Matters to be Acted Upon – The Arrangement”.

See “Arrangement Agreement – Conditions to the Arrangement Becoming Effective” in this Information Circular.

Stock Exchange Approvals

The MPD Shares are and will continue to be listed and posted for trading on the TSX and the NYSE AMEX following completion of the Arrangement.

TSX approval is required in order for MPD to complete the Arrangement and KDI has applied to list the KDI Shares on the TSXV, subject to KDI meeting the TSXV’s conditions.

See “Particulars of Matters To Be Acted Upon – The Arrangement – Conduct of Meeting and Other Approvals” in this Information Circular. There is no assurance that KDI and MPD will receive the required approvals.

Court Approval of the Arrangement

MPD has obtained the approval of the Court to the calling and holding of the Meeting and to the Arrangement. On March 29, 2012, prior to the mailing of the material in respect of the Meeting, MPD obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule “C” to this Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule “D” to this Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place commencing at 10 a.m. (Toronto time) or such time thereafter as the matter can be heard, on April 30, 2012, following the Meeting or as soon thereafter as the Court may direct or counsel for MPD may be heard, at the Courthouse, 330 University Avenue, Toronto, Ontario M5G 1R8, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders who wish to participate or to be represented or to present evidence or arguments may do so, subject to the Interim Order and the rules of the Court. The Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be informed at the hearing that, if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) of such Act with respect to the issue and distribution of the KDI Shares to MPD’s Shareholders pursuant to the Arrangement, as described below under “Securities Law Considerations – United States Securities Laws and Resale of Securities”. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the issuance and exchange of securities comprising the Arrangement are fair to those Shareholders to whom securities will be issued upon completion of the Arrangement.

- v -

The Interim Order provides that, inter alia, each Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement as detailed in the Notice of Application for the Final Order is required to file with the Court and serve upon MPD, at the address set out below, on or before 5:00 p.m. (Toronto time) on April 26, 2012, a notice of intention to appear (“Appearance Notice”), including address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

Fraser Milner Casgrain LLP

77 King Street West, Suite 400

Toronto-Dominion Center

Toronto, ON M5K 0A1

Attention:	Young Park, Arden MacLean
Facsimile:	(416) 863-4592

See “Particulars of Matters to be Acted Upon – The Arrangement – Conduct of Meeting and Other Approvals” in this Information Circular.

MPD DISSENT RIGHTS TO THE ARRANGEMENT

Registered Shareholders have the right to dissent to the Arrangement, in accordance with the provisions of the OBCA, as may be modified by the Interim and Final Order. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the fair value of their MPD Shares by MPD. See the Interim Order attached as Schedule “C” to this Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the heading “Shareholders’ Rights of Dissent to the Arrangement”.

Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.

PROCEDURE FOR RECEIPT OF KDI SHARES

The following information is a summary only. For full details of procedures for the delivery of certificates see Article 3 “Certificates and Fractional Shares” of the Plan of Arrangement attached as Schedule “B” to this Information Circular.

As soon as practicable after the Effective Date, the Transfer Agent will forward to each Registered Shareholder on the Effective Date who have not dissented to the Arrangement, DRS Advices representing the KDI Shares to which they are entitled under the Arrangement.

Shareholders should not return certificates representing MPD Shares to MPD, as such certificates are not being exchanged pursuant to the Arrangement.

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MPD SUMMARY FINANCIAL INFORMATION

The following table sets out selected audited consolidated financial information for the period indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of MPD incorporated by reference into this Information Circular. All currency amounts are stated in Canadian dollars.

12 Months Ended December 31, 2011 $
Revenues	Nil
Income (loss)	(11,538,935)
Basic income (loss) per share	(0.15)
Diluted income (loss) per share	(0.15)
Total assets	66,556,514
Total long-term liabilities (1)	6,178,004
Mineral interests	48,202,682

NOTES:

1. The Company’s long-term liabilities consist of decommissioning and restoration liabilities.

MPD PRO-FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected unaudited pro-forma financial information in respect of MPD as if the Arrangement had been completed as of December 31, 2011. All currency amounts are stated in Canadian dollars.

Current assets	$15,310,607
Mineral interests	$48,167,444
Total assets	$63,521,276
Total liabilities	$9,799,136
Shareholders’ equity	$53,722,140

KDI PRO-FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected unaudited pro-forma financial information in respect of KDI as if the Arrangement had been completed as of the date of this Information Circular and should be considered in conjunction with the more complete information contained in the extracts from the pro-forma balance sheet of KDI forming part of Schedule “F” to this Information Circular. All currency amounts are stated in Canadian dollars.

Current assets	$3,000,001
Mineral interests	$35,238
Total assets	$3,035,239
Shareholders’ equity	$3,035,239

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INCOME TAX CONSIDERATIONS

Holders of MPD securities should consult their own tax advisors about the applicable Canadian, United States or foreign federal, provincial, territorial, state and local tax consequences of the Arrangement. A summary of the principal Canadian federal income tax consequences of the Arrangement is included under “Canadian Federal Income Tax Considerations” in this Information Circular. A summary of the principal United States federal income tax considerations of the Arrangement is included under “Certain United States Income Tax Considerations” in this Information Circular.

The following disclosure is provided as general information only. Each Shareholder should consult his/her/its own tax advisors to determine the tax consequences in their own particular circumstances.

SECURITIES LAWS INFORMATION FOR CANADIAN SHAREHOLDERS

The issuance of the KDI Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The KDI Shares acquired by Shareholders pursuant to the Arrangement may be resold in each of the provinces and territories of Canada, provided the holder is not a ‘control person’ as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities, and no extraordinary commission or consideration is paid in respect of that sale.

Each Shareholder is urged to consult their own professional advisors to determine the conditions and restrictions applicable to trades in such securities.

See “Securities Law Considerations – Canadian Securities Laws and Resale of Securities” in this Information Circular.

SECURITIES LAWS INFORMATION FOR UNITED STATES SECURITYHOLDERS

The KDI Shares to be issued to Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under applicable state laws. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the KDI Shares issued pursuant to the Arrangement is an “affiliate” of KDI after the Effective Date or was an “affiliate” of KDI within 90 days of the Effective Date. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies hereby is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations an the rules and regulations of the SEC.

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The financial statements incorporated by reference in this Information Circular and pro-forma financial statements included in this Information Circular have been prepared in accordance with International Financial Reporting Standards, as at, and for the financial periods indicated within, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations and the rules and regulations of the SEC.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that the majority of their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States. As a result, it may be difficult for securityholders in the United States to effect service of process within the United States upon the Corporation, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful.

This Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. For example, information concerning the properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to United States corporations subject to reporting and disclosure requirements of the SEC. Under SEC standards, mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with Canadian NI 43-101, the terms of “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Information Circular or in the documents incorporated by reference herein are defined in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, Shareholders are cautioned not to assume that all or any part of the inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, Shareholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

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See “Securities Law Considerations – United States Securities Laws and Resale of Securities” in this Information Circular.

The KDI Shares to be issued to Shareholders pursuant to the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authorities of any state passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

RISK FACTORS

The securities of MPD and KDI should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.

There are risks associated with the completion of the Arrangement that should be considered by Shareholders, including (i) market reaction to the Arrangement and the future trading prices of the MPD Shares and of the KDI Shares, if listed, cannot be predicted; (ii) the transactions may give rise to significant adverse tax consequences to Shareholders and each Shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; and (iv) there is no assurance that required regulatory or court approvals will be received or that the KDI Shares will be listed on a stock exchange.

There are risks associated with the businesses of MPD and KDI that should be considered by Shareholders, including (i) the need for additional capital by MPD and KDI, through financings and the risk that such funds may not be raised; (ii) the speculative nature of exploration and the stages of the Companies’ properties or assets; (iii) the effect of changes in commodity prices; (iv) regulatory risks that development will not be acceptable for social, environmental or other reasons; (v) reliance on the management; (vi) the potential for conflicts of interest; (vii) those risk factors outlined under the heading “Risk Factors” herein; and (viii) other risks associated with the particular Companies as described in greater detail elsewhere in this Information Circular.

See “Particulars of Matters to be Acted Upon – The Arrangement – Arrangement Risk Factors”, “Schedule “F”- Certain Information Concerning KDI – Risk Factors”.

KDI STOCK OPTION PLAN

In contemplation of the completion of the Arrangement at the Meeting, Shareholders will be asked to approve the KDI Stock Option Plan.

See “Particulars of Matters to be Acted Upon – KDI Stock Option Plan”.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Information Circular or, in the case of documents incorporated by reference herein, as of the date of such documents, and the Companies do not intend, and do not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by MPD as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of MPD to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; risks related to government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of diamonds; industry conditions, including fluctuations in the price of diamonds, fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects MPD; stock market volatility; competition; as well as those specific factors discussed in the sections entitled “Schedule “F”- Certain Information Concerning KDI – Risk Factors” herein.

Documents incorporated by reference, such as the audited financial statements of MPD as at December 31, 2011 and related management’s discussion and analysis, include forward-looking information with respect to, among other things, MPD’s corporate development and strategy. Forward-looking information is based on assumptions management believes to be reasonable, including no material adverse change in the market price of commodities, that the mining initiatives will achieve their forecasted production outcomes, and such other assumptions and factors as set out therein.

MPD has applied certain factors and assumptions with respect to forward-looking information that MPD believes are reasonable, including that the required shareholder, court and regulatory approvals for the transactions described in this Information Circular will be obtained; that the transactions described in this Information Circular will be completed as disclosed herein; that the existing directors and officers of MPD and KDI will continue in their respective capacities as directors and officers of MPD and KDI, as applicable; and that shareholdings of certain shareholders of MPD will not change prior to the closing of the transactions described herein.

Although MPD has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All of the forward-looking statements made in this Circular are qualified by these cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with the securities commissions or similar authorities in each of the Provinces of Canada, except the Province of Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of MPD at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, M5J 2S1 (Telephone (416) 361-3562). These documents are also available under MPD’s profile on the SEDAR website at www.sedar.com.

The following documents, filed by MPD with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, except the Province of Québec, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.	the audited consolidated financial statements of MPD as at, and for the financial periods ended, December 31, 2011, together with the auditors’ report thereon and the notes thereto;

2.	management’s discussion and analysis for the financial year ended December 31, 2011; and

3.	the management information circular of MPD dated May 19, 2011, prepared in connection with the annual general meeting of shareholders of MPD held on June 15, 2011.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Arrangement	An arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Plan of Arrangement or made at the direction of the Court in the Final Order.
Arrangement Agreement	The Arrangement Agreement dated March 12, 2012 including the schedules attached thereto, as may be supplemented or amended from time to time, between MPD and KDI.
Arrangement Resolution	The Special Resolution of the Shareholders in respect of the Arrangement to be considered at the Meeting, the full text of which is attached as Schedule “A” to this Information Circular.
Board	The board of directors of MPD.
CEO	Chief Executive Officer of MPD.
CFO	Chief Financial Officer of MPD.
Class A Shares	The Class A Shares of MPD to be authorized pursuant to the Plan of Arrangement.
Class B Shares	The MPD Shares which are to be redesignated as Class B Shares pursuant to the Plan of Arrangement.
Companies	Together, MPD and KDI or individually, a “Company”.
Court	Ontario Superior Court of Justice.
CRA	Canada Revenue Agency.
De Beers Canada	De Beers Canada Inc.
De Beers Exploration	De Beers Canada Exploration Inc.
Dissent Rights	Rights of dissent under Section 185 of the OBCA, as modified by the Interim Order and the Final Order with respect to MPD Shares in connection with the Arrangement.
DRS Advice	The document evidencing the electronic registration of ownership of Shares under the Direct Registration System adopted by the Transfer Agent.
Effective Date	The date as designated by MPD and KDI by notice in writing, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived.
Effective Time	12:01 am (Toronto time) on the Effective Date.
Final Order	The final order of the Court pursuant to Section 182 of the OBCA, in respect of the Arrangement.

Gahcho Kué Amended and Restated Joint Venture Agreement or 2009 Gahcho Kué Joint Venture Agreement	The Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by MPD, Camphor Ventures Inc., and De Beers Canada on July 3, 2009.
Gahcho Kué Joint Venture or Joint Venture	The joint venture between MPD, Camphor Ventures Inc., and De Beers Canada, for the Gahcho Kué Project, and as currently governed by the 2009 Gahcho Kué Joint Venture Agreement.
Gahcho Kué Joint Venture Agreement or 2002 Agreement	The joint venture agreement entered into by MPD, Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009.
Gahcho Kué Project	Located on Kennady Lake, and comprising four mineral leases that are 100% owned by De Beers Canada, which holds them on behalf of the Gahcho Kue Joint Venture. The participating interest of each of the joint venture parties is governed by the 2009 Gahcho Kué Joint Venture Agreement.
IFRS	International Financial Reporting Standards as adopted by the International Accounting Standards Board or a successor entity, as amended from time to time.
Interim Order	The interim order of the Court dated March 29, 2012 in respect to the Arrangement.
IRS	United States Internal Revenue Service.
ITA	Income Tax Act (Canada) and the regulations thereunder, as amended.
KDI	Kennady Diamonds Inc., a wholly-owned subsidiary of MPD incorporated for the purpose of the Arrangement.
KDI Shares	Common shares in the capital of KDI.
KDI Stock Option Plan	The stock option plan of KDI, attached hereto as Appendix “E” to Schedule “F”.
KDI Working Capital	The C$3,000,000 transferred by MPD to KDI on the Effective Date.
Kennady North Project	The thirteen leases and claims located primarily to the west and north of the Gahcho Kué Project.
Management Proxyholder	The directors and officers designated to vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy, as printed in the enclosed form of proxy.
Meeting	The special meeting of Shareholders to be held at the offices of Fraser Milner Casgrain LLP, at 77 King Street West, Suite 400, Toronto ON M5K 0A1, at 4:00 p.m. (Toronto time) on April 25, 2012, and any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and any other matters set out in the Notice of Meeting.

MPD	Mountain Province Diamonds Inc., a company incorporated pursuant to the OBCA.
MPD Assets	All of MPD’s assets other than the assets relating to the Kennady North Project and the KDI Working Capital.
MPD Options	The stock options of MPD for the purchase of MPD Shares issued under MPD’s stock option plan and outstanding immediately prior to the Effective Date.
MPD Shares	Common shares of MPD which are issued and outstanding as of the date hereof.
MPD Stock Option Plan	The stock option plan of MPD last approved by its shareholders on November 26, 1998, as amended on September 27, 2002 and September 9, 2010.
Notice of Meeting	The notice to the Shareholders of the Meeting, which notice accompanies the Information Circular.
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
OBCA	The Business Corporations Act (Ontario) and the regulations thereunder, each as may be amended from time to time.
OSC	Ontario Securities Commission.
Plan of Arrangement	The Plan of Arrangement attached as Schedule “B” hereto, any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of MPD.
Proposed Amendments	All specific proposals to amend the ITA and the regulations thereto publicly announced by the Minister of Finance (Canada) prior to the date hereof.
Record Date	March 23, 2012, being the date determined by the Board and confirmed by the Court for the determination of which Shareholders are entitled to receive notice of and vote at the Meeting.
Registered Shareholder	A holder of record of MPD Shares.
SEC	United States Securities and Exchange Commission.
Securities Legislation	The securities legislation of the provinces and territories of Canada, the U.S. Exchange Act the and U.S. Securities Act, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of each of the TSX and the TSXV, as applicable.
SEDAR	System for Electronic Document Analysis and Retrieval at www.sedar.com.
Shareholder	A registered or beneficial holder of MPD Shares.
Special Resolution	A resolution required to be approved under the OBCA by not less than two-thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.

Technical Report	Technical report titled “Kennady Lake North – Northwest Territories, Canada” dated March 27, 2012, prepared by Gary Vivian, M.Sc. P. Geol. (QP) and Robin Wyllie, P. Geol of Aurora Geosciences Ltd. in a form consistent with NI 43-101.
Termination Date	August 31, 2012, at the election of either of the Companies, or such other date determined in accordance with the Arrangement Agreement.
Transfer Agent	Computershare Investor Services as transfer agent to MPD.
Transferred Assets	Cash in the amount of $3,000,000 as well as all of the right, title and interest of MPD in and to the Kennady North Project.
TSX	Toronto Stock Exchange.
TSXV	TSX Venture Exchange Inc.
U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.
U.S. Securities Act	The United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street

Suite 2315,P.O. Box 216

Toronto, ON M5J 2S1

Phone: 416-361-3562/Fax: 416-603-8565

INFORMATION CIRCULAR

(As at March 29, 2012, except as indicated)

MPD is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Special Meeting (the “Meeting”) of MPD to be held on April 25, 2012 and at any adjournments. Unless the context otherwise requires, reference in this Information Circular to MPD includes its subsidiaries. MPD will conduct its solicitation by mail and officers and employees of MPD may, without receiving special compensation, also telephone or make other personal contact. MPD will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in Canadian Dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of MPD (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. MPD Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of MPD knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Transfer Agent, Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders of MPD or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of MPD and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. MPD Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their MPD Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. MPD has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from MPD’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the postage paid envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, MPD will have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

1.	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

2.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with MPD, c/o the Corporate Secretary.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their MPD Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, their attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of MPD, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of MPD at any time since the beginning of MPD’s last financial year, no proposed nominee of management of MPD for election as a director of MPD and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than the Arrangement and the approval of the KDI Stock Option Plan, except as may arise solely as a result of being a securityholder of MPD.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

MPD is authorized to issue an unlimited number of common shares (the “MPD Shares”), of which 80,645,558 shares are issued and outstanding as of March 29, 2012. Persons who are registered shareholders at the close of business on March 23, 2012 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each MPD Share held. MPD has only one class of shares.

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of MPD on a liquidation, dissolution or winding-up of MPD and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders, and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of MPD or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after MPD paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors of MPF.

To the knowledge of the directors and executive officers of MPD, no person beneficially owns, controls or directs, directly or indirectly, MPD Shares carrying 10% or more of the voting rights attached to all MPD Shares other than Bottin Investments Ltd, which currently owns 15,603,429 MPD Shares representing approximately 19.35% of the issued and outstanding MPD Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as detailed herein, no informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed director of MPD and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of MPD’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect MPD or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON – THE ARRANGEMENT

The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions. The disclosure of the principal features of the Arrangement among MPD, its shareholders and KDI, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement.

REASONS FOR THE ARRANGEMENT

The Board of Directors believes that the Arrangement is in the best interests of MPD and fair and reasonable to the shareholders for the following reasons:

1.	the Arrangement is expected to enhance the ability of each of MPD and KDI to pursue its independent corporate objectives and strategies, with a view to maximizing Shareholder value. In particular, the Arrangement will allow MPD to focus on advancing its flagship property, the Gahcho Kué Project;

2.	the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives, namely, for one, a development stage asset, and the other, an exploration property;

3.	the Arrangement is expected to improve the market’s independent identification and valuation of the Kennady North Project;

4.	the potential for Shareholders to benefit from diversifying their existing securityholdings in two companies, each of which is valued differently based on various factors unique to each business, in particular the stage of development of their assets;

5.	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Company’s securityholders will be considered; and

6.	the availability of rights of dissent to Shareholders with respect to the Arrangement.

PRINCIPAL STEPS OF THE ARRANGEMENT

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1.	each issued MPD Share held by Dissenting Shareholders will be acquired by MPD (for cancellation) in consideration for MPD agreeing to pay the amount to be paid to Dissenting Shareholders pursuant to Article 5.1 of the Plan of Arrangement;

2.	the authorized capital of MPD will be amended by redesignating the MPD Shares as Class B Shares and the Articles of MPD shall be amended accordingly and each certificate representing an outstanding MPD Share shall, as and from the time such redesignation is effective, represent a Class B Share;

3.	the authorized capital of MPD will be amended by the creation of an unlimited number of Class A Shares and the Articles of MPD shall be amended accordingly;

4.	MPD shall transfer the Kennady North Project and the KDI Working Capital to KDI pursuant to section 85 of the ITA in exchange for the issuance by KDI to MPD of an aggregate number of fully paid and non-assessable KDI Shares equal to one (1) KDI Share for every five (5) Class B Shares outstanding immediately after the redesignation in (2), above, other than MPD Shares held by Dissenting Shareholders;

5.	in the course of a reorganization of capital pursuant to section 86 of the ITA, each issued Class B Share held as of the Effective Date will be exchanged with MPD for one Class A Share and 1/5 of a KDI Share (which will include the shares subscribed for on incorporation of KDI);

6.	MPD shall direct KDI to deliver to the Transfer Agent as agent for the holders of Class B Shares as of the Effective Date certificates evidencing the number of KDI Shares issuable under (5), above;

7.	the class comprising the Class B Shares shall be cancelled;

8.	the stated capital of MPD for the outstanding Class A Shares will be an amount equal to the stated capital of MPD for the MPD Shares immediately before the Effective Time, less the fair market value of the KDI Shares distributed to MPD Shareholders at the Effective Time and the stated capital attributable to any MPD Shares acquired by MPD from Dissenting Shareholders; the Class A Shares shall be redesignated as common shares which shall have the same attributes as the MPD Shares before redesignation as Class B Shares and the Articles of MPD shall be amended accordingly and each certificate representing an outstanding Class A Share shall, as and from the time of such redesignation, represent a common share which shall have the same attributes as the MPD Shares; and

9.	after such redesignation set forth in (8), above, the class comprising the Class A Shares shall be cancelled.

The foregoing matters will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not being completed until after the Effective Date.

The Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

NO FRACTIONAL SHARES

No fractional KDI Shares will be issued. In the event that a Shareholder would otherwise be entitled to a fractional KDI Share under the Plan of Arrangement, the number of KDI Shares issued to such Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of KDI Shares. In calculating such fractional interests, all KDI Shares registered in the name of or beneficially held by such Shareholder or their Intermediary shall be aggregated.

EFFECT OF THE ARRANGEMENT

As a result of the Arrangement, Shareholders will continue to hold their MPD Shares and will receive one KDI Share for every five MPD Shares held. Shareholders will own all of the outstanding KDI Shares, post-Arrangement, as of the Effective Date. The Company will establish a record date for the purposes of determining those Shareholders entitled to receive KDI Shares and will communicate with such Shareholders in that regard.

MPD will continue to directly hold all of the MPD Assets and KDI will hold the Kennady North Project and the KDI Working Capital.

KDI is expected to be a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Ottawa, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

The MPD Options outstanding immediately prior to the Effective Date will not be subject to any adjustment as a result of the Plan of Arrangement. See “Particulars of Matters to be Acted Upon – The Arrangement – Convertible MPD Securities”.

Assuming there are no changes in MPD’s issued capital of 80,645,558 MPD Shares prior to the Effective Date, it is expected that KDI’s fully diluted share capital, post-Arrangement as of the Effective Date, will be 16,129,111 KDI Shares. Up to an additional 172,800 (rounded down) KDI Shares may be outstanding, post-Arrangement on the Effective Date, if all of the vested MPD Options are exercised before the Effective Date.

AMENDMENTS TO THE PLAN OF ARRANGEMENT

Subject to the terms of the Interim Order, MPD reserves the right to amend, modify or supplement (or do all of the foregoing) the Plan of Arrangement from time to time and at any time prior to the Effective Date provided that any such amendment, modification and/or supplement must be contained in a written document that is:

1.	filed with the Court and, if made following the Meeting, approved by the Court; and

2.	communicated to Shareholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to the Plan of Arrangement may be proposed by MPD at any time prior to or at the Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

Subject to the terms of the Final Order, any amendment, modification or supplement to the Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

1.	if it is consented to by MPD; and

2.	if required by the Court or applicable law, it is consented to by the Shareholders.

Subject to the terms of the Final Order, any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by MPD, provided that it concerns a matter which, in the reasonable opinion of MPD, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interest of any holder of MPD Shares or KDI Shares.

DIRECTORS AND OFFICERS OF KDI

The Board of Directors of KDI consists of Jonathan Comerford, Patrick Evans, Carl G. Verley, and David Whittle. MPD and KDI have boards of directors with common directors. Since MPD’s focus is primarily on the Gahcho Kué Project and KDI’s focus will be on the Kennady North Project, although there may be instances where the interests of the two projects and their shareholders diverge, it is not expected that the common directors will face substantial conflicts of interest. See “Schedule “F”- Certain Information Concerning KDI – Directors and Officers” in this Information Circular.

RECOMMENDATION OF THE DIRECTORS

MPD has reviewed the terms and conditions of the proposed Arrangement and has concluded that the Arrangement is fair and reasonable to the Shareholders and in the best interests of MPD.

In arriving at this conclusion, the Board considered, among other matters:

1.	the financial condition, business and operations of MPD, on both a historical and prospective basis, and information in respect of KDI on a pro-forma basis;

2.	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to Shareholders will be considered;

3.	the availability of rights of dissent to Shareholders with respect to the Arrangement;

4.	the assets to be held by the two Companies;

5.	historical information regarding the price of the MPD Shares;

6.	the Canadian tax treatment of Shareholders under the Arrangement;

7.	Shareholders will own securities of two publicly listed companies, if the intended listing of the KDI Shares is obtained;

8.	on a pro-forma basis, assuming completion of the Arrangement as at December 31, 2011, MPD will have approximately $63,521,276 in total assets and $11,689,475 in working capital. MPD will be able to concentrate its efforts on the current MPD Assets and believes that MPD’s focus on the Gahcho Kué Project will maximize shareholder value;

9.	Shareholders will own 100% of the KDI Shares on completion of the Arrangement. On a pro-forma basis, KDI will have approximately $3,035,239 in total assets and will have approximately $3,000,000 in working capital as of December 31, 2011. KDI will be able to concentrate its efforts on the exploration of the Kennady North Project and believes that KDI’s focus on the Kennady North Project will appeal to prospective investors; and

10.	the two Companies will cooperate on future potential asset acquisitions, providing unique transaction synergies.

The Board did not assign a relative weight to each specific factor and each director may have given different weights to different factors. Based on its review of all the factors, the Board considers the Arrangement to be advantageous to MPD, and fair and reasonable to its Shareholders. The Board also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running two companies and there is no assurance that the proposed Arrangement will result in positive benefits to Shareholders. See “Particulars of Matters to be Acted Upon – The Arrangement – Arrangement Risk Factors” and the sub-heading “Risk Factors” in the disclosure about each of the Companies.

The Board recommends that the Shareholders vote in favour of the Arrangement Resolution. Each director of MPD who owns MPD Shares has indicated his intention to vote his MPD Shares in favour of the Arrangement Resolution.

ARRANGEMENT RISK FACTORS

MPD and KDI should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Companies, including receipt of shareholder approval at the Meeting and receipt of the Final Order. There can be no certainty, nor can the Companies provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

In addition to the other information presented in this Information Circular (without limitation, see also “Schedule “F”- Certain Information Concerning KDI – Risk Factors”), the following risk factors should be given special consideration:

1.	The trading price of MPD Shares at the Effective Date may vary from the price as at the date of execution of the Arrangement Agreement, the date of this Information Circular, and the date of the Meeting and may fluctuate depending on investors’ perceptions of the merits of the Arrangement.

2.	Pursuant to the provisions of the Plan of Arrangement, the consideration to be received by each Shareholder is fixed and it will not increase or decrease due to fluctuations in the market price of the MPD Shares. The implied value of the consideration that the Shareholders will receive pursuant to the Arrangement will partly depend on the market price of the MPD Shares on the Effective Date. If the market price of the MPD Shares increases or decreases, the value of the consideration provided pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the MPD Shares on the Effective Date will not be lower or higher than the market price of the MPD Shares on the date of the Meeting. In addition, the number of KDI Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the MPD Shares. Many of the factors that affect the market price of the MPD Shares are beyond the control of MPD. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

3.	There is no assurance that the Arrangement will be completed or that, if completed, the KDI Shares will be listed and posted for trading on the TSXV.

4.	There is no assurance that the Arrangement can be completed as proposed or without Shareholders exercising their dissent rights in respect of a substantial number of MPD Shares.

5.	There is no assurance that the businesses of MPD or KDI, after completing the Arrangement, will be successful.

6.	While MPD believes that the KDI Shares to be issued to Shareholders pursuant to the Arrangement will not be subject to any resale restrictions (save securities held by control persons and save for any restrictions flowing from current restrictions associated with a Shareholder’s MPD Shares), there is no assurance that this is the case and each Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

7.	The transactions may give rise to significant adverse tax consequences to Shareholders and each such Shareholder is urged to consult his own tax advisor.

8.	There is no assurance that the number of KDI Shares to be issued to Shareholders accurately reflects the value of the Kennady North Project.

9.	Certain costs related to the Arrangement, such as legal and accounting fees, must be paid by MPD even if the Arrangement is not completed.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS’ RIGHTS

As a result of the Arrangement, Shareholders will continue to be shareholders of MPD and will also be shareholders of KDI.

CONDUCT OF MEETING AND OTHER APPROVALS

Shareholder Approval of the Arrangement

Shareholders at the Meeting will be asked to consider and, if thought advisable, approve the Arrangement Resolution. The Arrangement Resolution must be approved by Special Resolution.

Court Approval of the Arrangement

MPD has obtained the approval of the Court to the calling and holding of the Meeting and to the Arrangement. On March 29, 2012, prior to mailing the material in respect of the Meeting, MPD obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules “C” and “D”, respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 10;00 a.m. (Toronto time) or such time thereafter as the matter can be heard, on April 30, 2012, following the Meeting or as soon thereafter as the Court may direct or counsel for MPD may be heard, at the Courthouse, 330 University Avenue, Toronto, Ontario M5G 1R8, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the terms of the Interim Order and the rules of the Court. The Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereunder with respect to the issuance of the KDI Shares to be distributed, as described below under “Securities Law Considerations – United States Securities Laws and Resale of Securities”. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order that the terms and conditions of the issuance of securities comprising the Arrangement are fair to those shareholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application for the Final Order is required to file with the Court and serve upon MPD at the address set out below, on or before 5:00 p.m. (Toronto time) on April 26, 2012, a notice of his intention to appear (“Appearance Notice”), including his address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

Fraser Milner Casgrain LLP

77 King Street West, Suite 400

Toronto-Dominion Center

Toronto, ON M5K 0A1

Attention:	Young Park, Arden MacLean
Facsimile:	(416) 863-4592

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite 66⅔% of the Shareholders, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The MPD Shares are currently listed and posted for trading on the TSX and NYSE AMEX. MPD is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Approval from the TSX and approval by the TSXV is required for the completion of the Arrangement. Upon completion of the Arrangement, KDI proposes to become a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Newfoundland and Labrador and intends to seek a listing of the KDI Shares on the TSXV. KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

Shareholders should be aware that certain of the foregoing approvals have not yet been received from the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

POSITIONS AND SHAREHOLDINGS

The following table discloses the current positions and security holdings of directors and senior officers of MPD.

Insider	Position with the Company	Shares Held
Jonathan Comerford	Director	67,275
D. Harry Dobson	Director	1,208,510
Patrick Evans	President and Chief Executive Officer, Director	1,220,391
Elizabeth Kirkwood	Director	19,900
Peeyush Varshney	Director	80,122
Carl G. Verley	Director	243,000
David Whittle	Director	70,600
Jennifer Dawson	Chief Financial Officer and Corporate Secretary	66,800

MPD is spinning out the shares of its wholly-owned subsidiary, KDI, to the Shareholders. MPD is to receive the KDI Shares in payment for the transfer of the Kennady North Project plus the KDI Working Capital.

The KDI Shares to be received by MPD will be distributed to the Shareholders. One KDI Share will be distributed to the Shareholders for every five MPD Shares held so that, on completion of the Arrangement, Shareholders will hold KDI Shares in addition to their MPD Shares.

The following table discloses the anticipated positions and security holdings of directors and senior officers of KDI.

Insider	Position with the Company	Shares Held
Jonathan Comerford	Director	13,455
Patrick Evans	President and Chief Executive Officer, Director	244,078
Carl G. Verley	Director	48,600
David Whittle	Director	14,120
Jennifer Dawson	Chief Financial Officer and Corporate Secretary	13,360

OPTIONS

The following table summarizes details of the stock options issued by MPD and outstanding as of the date of this Information Circular.

Plan category	Number of securities to be issued pursuant to exercise of options	Weighted-average exercise price of outstanding options (C$)	Number of securities remaining available for future issuance under equity compensation plans
Option Plan	864,000	$2.93	5,445,774

The following options were issued within fifteen months of the date of this Information Circular.

Month of Issuance	Security	Price per Security (C$)	Number of Securities(1)
January 10, 2011	Options	$6.13	150,000
March 8, 2012	Options	$4.84	200,000

Note: (1) Included in the total number of 864,000 securities to be issued pursuant to exercise of options.

PROCEDURE FOR RECEIPT OF KDI SHARES

The following information is a summary only. For full details of procedures for the delivery of DRS Advices, see Article 3 “Certificates and Fractional Shares” of the Plan of Arrangement attached as Schedule “B” to this Information Circular.

As soon as practicable after the Effective Date, the Transfer Agent will forward to each Registered Shareholder entitled to participate in the Arrangement, DRS Advices representing the KDI Shares to which they are entitled under the Arrangement.

Shareholders should not return certificates representing common MPD Shares as such certificates are not being exchanged pursuant to the Arrangement.

CONVERTIBLE MPD SECURITIES

In accordance with the terms of the instruments governing such securities, the number of MPD Shares issuable upon exercise and the exercise price per share of each MPD Option outstanding immediately prior to the Effective Date will not be subject to any adjustment and the term to expiry, conditions to and manner of exercising, adjustment provisions, status under applicable laws and all other terms and conditions of the MPD Options will be unchanged.

FEES AND EXPENSES

MPD will pay the costs, fees and expenses of the Arrangement. These costs are expected to include the following: costs to incorporate Kennady Diamonds Inc., legal fees, audit fees, printing and mailing costs for meeting materials for the special meeting, listing fees for Kennady Diamonds Inc. on the TSX-V, transfer agent fees and technical report preparation fees. The cost to MPD is expected to be approximately $375,000.

EFFECTIVE DATE OF ARRANGEMENT

If: (1) the Arrangement Resolution is approved by the Shareholders; (2) the Final Order of the Court is obtained approving the Arrangement; (3) the required TSXV and TSX approvals to the completion of the Arrangement are obtained; (4) every requirement of the OBCA relating to the Arrangement has been complied with; and (5) all other conditions disclosed under “Arrangement Agreement – Conditions to the Arrangement Becoming Effective” are met or waived, the Arrangement will become effective on the Effective Date and securities distributed following the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule “B” to this Information Circular. See also “Arrangement Agreement” below.

Notwithstanding receipt of the above approvals, MPD may abandon the Arrangement without further approval from the Shareholders.

ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the provisions of the OBCA and will be effected in accordance with the Arrangement Agreement and the Interim and Final Orders. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under “Particulars of Matters to be Acted Upon – The Arrangement – Principal Steps of the Arrangement” herein.

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which forms part of Schedule “B” here to and is available for review by Shareholders, at the head office of MPD as shown on the Notice of Meeting, during normal business hours prior to the Meeting and under MPD’s profile on SEDAR at www.sedar.com.

GENERAL

On March 12, 2012, the Companies entered into the Arrangement Agreement which includes the Plan of Arrangement. The Plan of Arrangement is reproduced as Schedule “B” to this Information Circular. Pursuant to the Arrangement Agreement, MPD and KDI agree to effect the Arrangement pursuant to the provisions of Sections 182 of the OBCA on the terms and subject to the conditions contained in the Arrangement Agreement.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, MPD will call the Meeting for the purpose of, among other matters, the Shareholders approving the Arrangement Resolution, and that, if the approval of the Shareholders of the Arrangement Resolution as set forth in the Interim Order is obtained by MPD, as soon as reasonably practicable thereafter, MPD will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order.

In addition, MPD is required to advise the Court of its intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Shareholders who are resident in the United States.

TERMINATION

The Arrangement Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Date, be unilaterally terminated by MPD without further notice to, or action on the part of, the Shareholders for whatever reason MPD may consider appropriate. The Arrangement Agreement will terminate without any further action by the parties if the Effective Date has not occurred on or before August 31, 2012 or such later date as MPD may determine.

Upon the termination as provided in the Arrangement Agreement, neither party shall have any liability or further obligation to the other party.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Arrangement Agreement. The mutual conditions precedent are as follows, among others:

1.	the Interim Order shall have been granted in form and substance satisfactory to MPD;

2.	the Arrangement Resolution, with or without amendment, shall have been approved at the Meeting, in accordance with the Interim Order;

3.	the Final Order shall have been granted in form and substance satisfactory to MPD;

4.	the TSX shall have conditionally approved the listing of the MPD Class A Common Shares and the MPD Class B Common Shares subject only to compliance with the usual requirements of the TSX;

5.	the TSXV shall have conditionally approved the listing of the KDI Shares subject only to compliance with the usual requirements of the TSXV;

6.	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by MPD to be necessary or desirable for the Arrangement to become effective and for the transfer of the Transferred Assets to KDI shall have been obtained or received on terms that are satisfactory to MPD;

7.	no action will have been instituted and be continuing on the Effective Date for (i) an injunction to restrain or enjoin the Arrangement, (ii) a declaratory judgment in respect of or relating to the Arrangement, or (iii) damages or other relief arising from, in consequence of or relating to the Arrangement; there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement; and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

8.	none of the consents, orders, rulings, approvals or assurances required for the implementation of the Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by MPD;

9.	no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement; and

10.	this Agreement shall not have been terminated pursuant to section 6.2 of the Arrangement Agreement.

An additional condition to the completion of the Arrangement by MPD is that until the Effective Date, KDI shall not merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with any other corporation or person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

The obligation of each Company to complete the Arrangement is subject to the further condition that the covenants of the other Company shall have been duly performed.

AMENDMENT

Subject to any restrictions under the OBCA, Plan of Arrangement, or in the Final Order, the Arrangement Agreement (including the schedules or appendices attached thereto) and the Arrangement may at any time before the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of Shareholders. Without limiting the generality of the foregoing, any such amendment may:

1.	change the time for performance of any of the obligations or acts of the parties;

2.	waive any inaccuracies or modify any representation contained therein or in any document to be delivered pursuant to the Arrangement Agreement;

3.	waive compliance with or modify any of the covenants therein contained or waive or modify performance of any of the obligations of the parties; or

4.	make such alterations in the Arrangement Agreement (including the Plan of Arrangement) as the parties may consider necessary or desirable in connection with the Interim Order or the Final Order.

Notwithstanding the foregoing, certain terms of the Arrangement and the Arrangement Agreement including required Court, regulatory and Shareholder approval shall not be amended in any material respect without obtaining any required approval of the Shareholders in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

SHAREHOLDERS’ RIGHTS OF DISSENT TO THE ARRANGEMENT

Section 185 of the OBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 185 of the OBCA, with modifications to the provisions of Section 185 as provided in the Plan of Arrangement and the Interim Order (“Dissent Rights”). Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order (a “Dissenting Shareholder”), will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of MPD Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted.

Section 185 of the OBCA provides that a Shareholder may only make a claim under that section with respect to all of the MPD Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name. Consequently, a Registered Shareholder may only exercise the Dissent Rights in respect of MPD Shares that are registered in that Shareholder’s name.

In many cases, MPD Shares beneficially owned by a Non-Registered Shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise his or her Dissent Rights directly (unless the MPD Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of his or her MPD Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the MPD Shares are registered in the name of CDS or other clearing agency, may require that such MPD Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such MPD Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice addressed to:

Mountain Province Diamonds Inc.
161 Bay Street
Suite 2315, P.O. Box 216
Toronto, Ontario, M5J 2S1

Attention:	Patrick Evans, President & CEO
Fax:	(416) 603-8565

to be received not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days before the Meeting. Failure to strictly comply with these Dissent Procedures may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the Interim Order provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the MPD Shares voted in favour of the Arrangement Resolution. The OBCA does not provide, and MPD will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote his or her MPD Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such MPD Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit his or her Dissent Rights.

Within 10 days of Shareholders adopting the Arrangement Resolution, MPD is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Arrangement Resolution or has withdrawn such Shareholder’s Notice of Dissent. A Dissenting Shareholder must, within 20 days after such Shareholder receives notice of the adoption of the Arrangement Resolution or, if such Shareholder does not receive such notice, within 20 days after such Shareholder learns that the Arrangement Resolution has been adopted, send to MPD a written notice (the “Demand for Payment”) containing such Shareholder’s name and address, the number of MPD Shares in respect of which such Shareholder dissents and a demand for payment of the fair value of the MPD Shares held by such Shareholder. Within 30 days of the sending of such Shareholder’s Demand for Payment, the Dissenting Shareholder must send the certificates representing the MPD Shares in respect of which such Shareholder dissents to MPD or the Transfer Agent. MPD or the Transfer Agent will endorse thereon notice that the Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the MPD Shares held by such Shareholder as determined pursuant to the Interim Order, except where (i) the Dissenting Shareholder withdraws such Shareholder’s Demand for Payment before MPD makes an offer to the Dissenting Shareholder pursuant to the OBCA; or (ii) the Arrangement is abandoned; in which case such Shareholder’s rights as a Shareholder are reinstated as of the date such Shareholder sent the Demand for Payment. Pursuant to the Plan of Arrangement, in no case shall MPD or KDI or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to MPD on the Effective Date.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

MPD is required, not later than seven days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Board to be the fair value of the MPD Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. MPD must pay for the Dissenting Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if MPD does not receive an acceptance within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by MPD or if a Dissenting Shareholder does not accept an offer to pay, MPD may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the MPD Shares of any Dissenting Shareholder. If MPD fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow.

Before making an application to the Court, or not later than seven days after receiving notice of an application to the Court brought by a Dissenting Shareholder, as the case may be, MPD must give to each Dissenting Shareholder who, at the date upon which the notice is given, (a) has sent a Demand for Payment and (b) has not accepted the offer to pay made by MPD, notice of the date, place and consequences of the application and of such Shareholder’s right to appear and be heard in person or by counsel. A similar notice must be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Shareholders are bound by the decision rendered by the Court in the proceedings commenced by the application. Upon an application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Court is to fix a fair value for the MPD Shares of all Dissenting Shareholders.

A Registered Shareholder who dissents and elects to receive the fair value of such Shareholder’s MPD Shares and who does not accept the offer to pay made by MPD, or if the offer to pay lapses and MPD has not received an acceptance thereof, will be bound to accept the amount determined by the Court to be the fair value of the MPD Shares. In addition, in certain circumstances, Dissenting Shareholders may be responsible for certain of the costs of the Court incurred by it in the application.

The above is only a summary of the Dissent Rights provided by the OBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of Section 185 of the OBCA is attached as Schedule “E” to this Circular. It is suggested that any Registered Shareholder wishing to avail themselves of such rights under those provisions obtain legal advice, as failure to comply strictly with the provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice such Shareholder’s Dissent Rights. Dissenting Shareholders should also seek their own tax advice.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

In the opinion of Fraser Milner Casgrain LLP, counsel to MPD, the following is a summary, as of the date hereof, of the material Canadian federal income tax considerations relating to the Arrangement generally applicable to a beneficial owner of MPD Shares who, at all relevant times, for the purposes of the ITA: (a) deals at arm’s length with MPD and KDI; (b) is not affiliated with MPD or KDI and (c) holds all MPD Shares, and will hold all Class A Shares, Class B Shares and KDI Shares acquired on the Arrangement, as capital property (each such Shareholder referred to sometimes in this summary as a “Shareholder”).

A Shareholder’s MPD Shares, Class A Shares, Class B Shares and KDI Shares generally will be considered to be capital property of the Shareholder unless the Shareholder holds such securities in the course of carrying on a business of trading or dealing in securities or acquired the securities in a transaction considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the ITA, the regulations thereunder, and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all Proposed Amendments announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the ITA for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the ITA, nor does it apply to a Shareholder an interest in which is a “tax shelter investment” as defined in the ITA or a Shareholder that has made a functional currency reporting election under the ITA. In addition, this summary does not address all issues relevant to Shareholders who acquired their MPD Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. THIS SUMMARY IS NOT, AND SHOULD NOT BE CONSTRUED AS LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. ACCORDINGLY ALL HOLDERS, AND ALL OTHER SHAREHOLDERS, SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT APPLICABLE TO THEIR PARTICULAR CIRCUMSTANCES.

Shareholders Resident in Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the ITA, and any applicable income tax treaty, is resident or deemed to be resident in Canada at all relevant times (a “Resident Shareholder”). Certain Resident Shareholders whose MPD Shares, Class A Shares, Class B Shares or KDI Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the ITA to have such shares and every other “Canadian security” (as defined in the ITA) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Resident Shareholders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances.

Redesignation of MPD Shares as Class B Shares

The redesignation of the MPD Shares as Class B Shares and the subsequent redesignation of the Class A Shares as common shares of MPD pursuant to the Plan of Arrangement will not be treated as taxable events under the ITA to Resident Shareholders. References in this summary to Class A Shares are to Class A Shares prior to and subsequent to redesignation as common shares of MPD.

Exchange of Class B Shares for Class A Shares and KDI Shares

As part of the Arrangement, each Class B Share other than such shares held by Dissenting Shareholders will be exchanged (the “Exchange”) for one Class A Share and 1/5 KDI Shares held by MPD at the Effective Time.

Deemed Dividend

In the event that the fair market value of all KDI Shares at the time of the Exchange exceeds the paid-up capital of all Class B Shares held immediately before the Exchange by Resident Shareholders who do not dissent in respect of the Arrangement, MPD will be deemed to pay a dividend on such Class B Shares equal to the amount of the excess, and each Resident Shareholder of Class B Shares who does not dissent in respect of the Arrangement will be deemed to receive a pro-rata portion of the dividend, based on the proportion of the Class B Shares held.

MPD has informed counsel that the aggregate fair market value of the KDI Shares to be distributed by MPD on the Exchange, determined immediately before the Exchange, is not expected to exceed the “paid-up capital”, as defined in the ITA, of all Class B Shares held immediately before the Exchange by Resident Shareholders who do not dissent in respect of the Arrangement. Accordingly, MPD is not expected to be deemed to pay a dividend on the Class B Shares on the Exchange.

MPD HAS PERFORMED A VALUATION OF THE KDI SHARES WHICH WILL BE USED FOR THE PURPOSE OF DETERMINING THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. COUNSEL IS NOT QUALIFIED TO COMMENT ON THE ACCURACY OR REASONABLENESS OF THE VALUATION.

A Resident Shareholder who is an individual and who receives KDI Shares on the Exchange as a dividend on a Class B Share held by it will be required to include such dividend in income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A Resident Shareholder that is a corporation and who receives KDI Shares on the Exchange as a dividend on a Class B Share held by it will be required to include such dividend in income and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” as defined in the ITA or a “subject corporation” as defined in the ITA may be liable under Part IV of the ITA to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to receive on its Class B Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

In some circumstances, any dividend deemed to be received by a Resident Shareholder that is a corporation may be deemed by subsection 55(2) of the ITA to be proceeds of disposition for the Class B Shares. See “Shareholders Resident in Canada- Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the ITA.

Capital Gain

Generally, a Resident Shareholder whose Class B Shares are exchanged for Class A Shares and KDI Shares will be considered to have disposed of each Class B Share for proceeds of disposition equal to the greater of the adjusted cost base to the Resident Shareholder of the Class B Share immediately before the Exchange and the fair market value of the KDI Shares received by the Resident Shareholder at the time of the Exchange. Consequently, the Resident Shareholder will realize a capital gain only if, and to the extent, that the fair market value of the KDI Shares received exceeds the adjusted cost base to the Resident Shareholder of the Class B Shares. See “Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the ITA.

In the event that the fair market value of all KDI Shares received by the Resident Shareholder on the Exchange exceeds the paid-up capital of all Class B Shares held by the Resident Shareholder immediately before the Exchange, the proceeds of disposition of the Resident Shareholder’s Class B Shares will be reduced by the amount of the dividend referred to in the previous paragraphs that the Resident Shareholder is deemed to have received. The Resident Shareholder will realize a capital gain to the extent that the adjusted proceeds of disposition of the Resident Shareholder’s Class B Shares exceeds the adjusted cost base to the Resident Shareholder of the Class B Shares. See “Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the ITA.

The aggregate cost to a Resident Shareholder of Class A Shares acquired on the Exchange will be equal to the amount, if any, by which the adjusted cost base to the Resident Shareholder of the Resident Shareholder’s Class B Shares immediately before the Exchange exceeds the fair market value of the KDI Shares received by the Resident Shareholder at the time of the Exchange. The aggregate cost to a Resident Shareholder of KDI Shares acquired on the Exchange will be equal to the fair market value of the KDI Shares at the time of the Exchange.

Dividends on Class A Shares and KDI Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on their Class A Shares and KDI Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by MPD or KDI, as the case may be, as “eligible dividends” as defined in the ITA.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on its Class A Shares and KDI Shares and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation”, as defined in the ITA, or a “subject corporation”, as defined in the ITA may be liable under Part IV of the ITA to pay a refundable tax of 33⅓% on any dividend that It receives or is deemed to be received on its Class A Shares and KDI Shares to the extent that the dividend is deductible in computing the corporations taxable income.

Disposition of Class A Shares and KDI Shares

A Resident Shareholder that disposes of or is deemed to dispose of a Class A Share or a KDI Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Class A Share or the KDI Share, as the case may be, exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Shareholder of such share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Shareholder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Shareholder will be required to include in computing its income for a taxation year one-half the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will be required to deduct one-half the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the ITA.

A capital loss realized on the disposition of a Class B Share, Class A Share or a KDI Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified by the ITA, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own advisors.

Alternative Minimum Tax on Resident Shareholders who are Individuals

A capital gain realized, or a dividend received, by a Resident Shareholder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Shareholder that is a “Canadian-controlled private corporation” as defined in the ITA may be required to pay an additional 6⅔% refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains, dividends or deemed dividends and interest.

Eligibility of KDI Shares for Investment

Class A Shares and KDI Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan (a “RRSP”), registered retirement income fund (a “RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a “TFSA”), at any particular time, provided that, at that time, the Class A Shares or KDI Shares, as the case may be, are listed on a designated stock exchange (which currently includes the TSX and the TSXV) or MPD or KDI as the case may be, is a “public corporation” as defined In the ITA.

Notwithstanding that the Class A Shares and KDI Shares, as the case may be, may be a qualified investment for a trust governed by a TFSA, an RRSP or a RRIF, the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, which acquires Class A Shares and KDI Shares will be subject to a penalty tax under the ITA if such shares are a “prohibited investment” (within the meaning of the ITA) for the particular TFSA, RRSP or RRIF. The Class A Shares and KDI Shares will generally not be a prohibited investment for a TFSA, an RRSP or RRIF provided the holder of the TFSA, or annuitant of the RRSP or RRIF, as applicable, deals at arm’s length with MPD or KDI, as the case may be, for purposes of the ITA and does not have a “significant interest” (within the meaning of the ITA) in MPD or KDI, as the case may be, or in a corporation, partnership or trust with which MPD or KDI, as the case may be, does not deal at arm’s length for the purposes of the ITA. Holders of a TFSA and annuitants of a RRSP or RRIF should consult their own tax advisors as to whether the Class A Shares and KDI Shares would be a “prohibited investment” in the particular circumstances.

Dissenting Resident Shareholders

A Resident Shareholder who dissents in respect of the Plan of Arrangement (a “Resident Dissenter”) and who is entitled to receive payment from MPD equal to the fair value of such Resident Shareholder’s MPD Shares will be considered to have disposed of the MPD Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any interest awarded by the Court, as the case may be. A Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such MPD Shares. The tax treatment accorded to any deemed dividend is discussed above under the heading, “Shareholders Resident in Canada – Exchange of Class B Shares for Class A Shares and KDI Shares – Deemed Dividend”.

A Resident Dissenter will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such MPD Shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The tax treatment of capital gains and capital losses (including the potential reduction of a capital loss due to the receipt of a deemed dividend) is discussed above under the heading “Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses”

Interest awarded by a court to a Resident Dissenter will be included in the Resident Dissenter’s income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Resident Dissenter in computing income. Where the Resident Dissenter is a corporation, partnership or, subject to certain exceptions, a trust, the Resident Dissenter must include in income for a taxation year the amount of interest that accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). Resident Dissenters who are contemplating exercising their dissent rights should consult their own tax advisors.

Shareholders Not Resident in Canada

The following portion of the summary applies to a Shareholder who, for the purposes of the ITA and any applicable income tax treaty: (i) at all relevant times is not and is not deemed to be resident in Canada; and (ii) does not and will not hold, and is not and will not be deemed to use or hold, MPD Shares or KDI Shares, Class A Shares or Class B Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). This portion of the summary is not applicable to a Non-Resident Shareholder that is (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” as defined in the ITA; or (iii) an “authorized foreign bank” as defined in the ITA.

Redesignation of MPD Shares as Class B Shares

The redesignation of the MPD Shares as Class B Shares and the subsequent redesignation of the Class A Shares as common shares of MPD pursuant to the Plan of Arrangement will not be treated as taxable events under the ITA to Non-Resident Shareholders.

Exchange of Class B Shares for Class A Shares and KDI Shares and Subsequent Disposition of Class A Shares and KDI Shares

A Non-Resident Shareholder who exchanges Class B Shares in consideration for Class A Shares and KDI Shares will receive a deemed dividend and realize a capital gain or capital loss in the same manner as discussed above under “Shareholders Resident in Canada – Exchange of Class B Shares for Class A Shares and KDI Shares”.

Deemed Dividend

Dividends paid, deemed to be paid, or credited to a Non-resident Shareholder will be subject to non-resident withholding tax under the ITA at a rate of 25% of the gross amount of the dividend unless the rate is reduced by an applicable income tax convention. The rate of withholding tax under the Canada-U.S. Tax Convention (1980) (the “U.S. Treaty”) applicable to a Non-Resident Shareholder, who is a resident of the United States for the purposes of the U. S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of MPD generally will be 15%. MPD will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Shareholder.

Capital Gain

A Non-Resident Shareholder will not be subject to tax under the ITA on any capital gain realized on a disposition of Class B Shares on the Exchange unless the Class B Shares constitute “taxable Canadian property” as defined in the ITA to the Non-resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

Similarly, any capital gain realized by a Non-Resident Shareholder on a subsequent disposition or deemed disposition of Class A Shares or KDI Shares acquired on the Exchange will not be subject to tax under the ITA unless the Class A Shares or KDI Shares, as the case may be, are taxable Canadian property to the Non-Resident Shareholder at the time of the disposition and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

Generally, a Class B Share, Class A Share or KDI Share, as the case may be, will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that such share is listed on a “designated stock exchange” (which currently includes the TSX and the TSXV) as defined in the ITA unless at any time during the 60 month period immediately preceding the disposition (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arms length, or the Non-Resident together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of MPD or KDI, as the case may be, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” as defined in the ITA, “timber resource property” as defined in the ITA, and options in respect of, or interests in, or for civil law rights in , any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the ITA, Class A Shares, Class B Shares or KDI Shares, as the case may be, could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Even if a Class A Share, a Class B Share or a KDI Share is taxable Canadian property to a Non-Resident Shareholder, any gain realized on a disposition of such share may be exempt from tax under the ITA pursuant to the provisions of a applicable income tax convention between Canada and the country in which such Non-Resident Shareholder is resident.

In the event a Class A Share, a Class B Share or a KDI Share is taxable Canadian property to a Non-resident Shareholder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention then the tax consequences described above under “Shareholders Resident in Canada – Exchange of Class B Shares for Class A Shares and KDI Shares” and “Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

Dividends on Class A Shares and KDI Shares

Dividends paid or credited, or deemed to be paid or credited, on Class A Shares and KDI Shares to a Non-Resident Shareholder generally will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the U.S. Treaty applicable to a Non-Resident Shareholder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of MPD or KDI, as the case may be, generally will be 15%. MPD or KDI, as the case may be will be required amount of withholding tax.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who dissents in respect of the Arrangement (a “Non-Resident Dissenter”) will be entitled to receive a payment from MPD equal to the fair value of such Non-resident Dissenter’s MPD Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-resident Dissenter, less the amount of any interest awarded by a court (if applicable). A Non-Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or capital loss) on the disposition of such MPD Shares. The deemed dividend will be subject to Canadian withholding tax as described above under “Shareholders Not Resident in Canada – Exchange of Class B Shares for Class A Shares and KDI Shares – Deemed Dividend”.

A Non-Resident Dissenter will also realize a capital gain to the extent that the proceeds of disposition for such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed the adjusted cost base of such MPD Shares immediately before the disposition. A Non-Resident Dissenter generally will not be subject to income tax under the ITA in respect of any such capital gain provided such shares do not constitute taxable Canadian property of the Non-Resident Dissenter as described above under “Shareholders Not Resident in Canada – Exchange of Class B Shares for Class A Shares and KDI Shares – Capital Gain”.

Any interest paid to a Non Resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the anticipated material U.S. federal income tax considerations applicable to U.S. Shareholders (as defined below) arising from and relating to the Arrangement as well as the ownership and disposition of KDI Shares received pursuant to the Arrangement. This summary addresses only Shareholders that are U.S. Shareholders who participate in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Shareholder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Shareholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Shareholder. In addition, this summary does not address any tax consequences to U.S. persons that hold MPD Options or Warrants with respect to such Options and Warrants. This summary does not address the U.S. federal estate and gift, U.S. federal alternative minimum tax, U.S. state and local, or non-U.S. tax consequences to U.S. Shareholders of the Arrangement or the ownership or disposition of Class A Shares or KDI Shares. Each U.S. Shareholder should consult its own tax advisor regarding the U.S. federal estate and gift, U.S. federal alternative minimum tax, U.S. state and local and non-U.S. tax consequences of the Arrangement and the ownership or disposition of Class A Shares or KDI Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Shareholders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: ANYTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

SCOPE OF THIS DISCLOSURE

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada U.S. Tax Convention”) and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Shareholders

For purposes of this summary, the term “U.S. Shareholder” means a beneficial owner of MPD Shares (or, after the Arrangement, Class A Shares and KDI Shares) that is for U.S. federal income tax purposes:

•	an individual treated as a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non U.S. Shareholders

For purposes of this summary, a “non U.S. Shareholder” is a beneficial owner of MPD Shares that is not a U.S. Shareholder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non U.S. Shareholders. Accordingly, non U.S. Shareholders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Shareholders that are subject to special provisions under the Code, including the following: (a) U.S. Shareholders that are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) U.S. Shareholders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Shareholders that are dealers in securities or currencies or U.S. Shareholders that are traders in securities that elect to apply a mark to market accounting method; (d) U.S. Shareholders that have a “functional currency” other than the U.S. dollar; (e) U.S. Shareholders that own MPD Shares (or, after the Arrangement, Class A Shares and KDI Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Shareholders that hold MPD Shares (or, after the Arrangement, Class A Shares and KDI Shares) other than as a capital asset within the meaning of Section 1221 of the Code; and (g) U.S. Shareholders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of all classes of shares of MPD (and/or after the Arrangement, KDI) entitled to vote. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Shareholders who are: (a) U.S. expatriates or former long term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold MPD Shares (or, after the Arrangement, Class A Shares and KDI Shares) in connection with carrying on a business in Canada; (d) persons whose MPD Shares, Class A Shares or KDI Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada U.S. Tax Convention. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of MPD Shares, Class A Shares or KDI Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds MPD Shares (or, after the Arrangement, Class A Shares and KDI Shares), the U.S. federal income tax consequences of the Arrangement and owning and disposing of such shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of MPD Shares, Class A Shares or KDI Shares.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Shareholders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions (without regard as to whether such transactions are considered part of the Arrangement): (a) any conversion, exchange or adjustment of a warrant, option, or other right to acquire MPD Shares; (b) any conversion, exchange, or adjustment of any note, debenture, or other debt instrument of MPD; or (c) any transaction, other than the Arrangement, in which MPD Shares or KDI Shares are acquired.

U.S. Federal Income Tax Characterization of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the redesignation of the MPD Shares as Class B Shares, (b) the exchange of Class B Shares and the distribution of KDI Shares for Class A Shares (the “Exchange”) and (c) the cancellation of the Class B Shares, will properly be treated, under the step transaction doctrine or otherwise, as (i) a tax deferred exchange by Shareholders of their MPD Shares for Class A Shares, either under Section 1036 or Section 368(a)(1)(E) of the Code, combined with (ii) a distribution of KDI Shares under Section 301 of the Code.

There can be no assurance that the IRS will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. No ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement has been sought or obtained. Each U.S. Shareholder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

PASSIVE FOREIGN INVESTMENT COMPANY RULES APPLICABLE TO THE ARRANGEMENT

Status of MPD and KDI

Special, generally adverse, U.S. federal income tax consequences apply to U.S. taxpayers who hold interests in a passive foreign investment company (a “PFIC”) as defined under Section 1297 of the Code for any tax year during which such U.S. Shareholder holds or held shares in the PFIC, unless certain elections are available and timely and effectively made. As discussed below, it is believed that MPD has been a PFIC in prior years and is expected to be one at the time of the Arrangement.

A non-U.S. corporation generally will be classified as a PFIC if, for a taxable year, (a) 75% or more of the gross income (as defined for U.S. federal income tax purposes) of the foreign corporation for such taxable year is passive income (the “income test”) or (b) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued the foreign corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

In addition, under certain attribution rules, if MPD or KDI is a PFIC, U.S. Shareholders will be deemed to own their proportionate share of subsidiaries of MPD or KDI, as applicable, which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a Subsidiary PFIC and (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

MPD believes that it was a PFIC for prior taxable years and based on current business plans and financial projections, MPD expects to be a PFIC for the taxable year that includes the Arrangement. In addition, based on current business plans and financial projections, MPD expects that KDI will be a PFIC for the taxable year in which the Arrangement occurs. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, generally cannot be determined until the close of the tax year in question. Accordingly, there can be no assurance that the IRS will not challenge any determination made by MPD (or a Subsidiary PFIC) concerning its PFIC status or KDI’s PFIC status. Each U.S. Shareholder should consult its own tax advisor regarding the PFIC status of MPD, KDI and each Subsidiary PFIC.

Effect of PFIC Rules on the Exchange of MPD Shares for Class A Shares

If MPD has been a PFIC at any time during the period that a U.S. Shareholder has held MPD Shares, such holder could potentially be subject to the special, generally adverse, rules described below with respect to the exchange of MPD Shares for Class A Shares pursuant to the Arrangement. However, proposed Treasury Regulations under Section 1291 provide an exception to the application of the PFIC rules in the context of certain non-recognition transactions where shares in a PFIC are exchanged for shares of an entity that also qualifies as a PFIC for the tax year that includes the day after the effective date of the transaction (the “PFIC for PFIC Exception”). Assuming the exchange of MPD Shares for Class A Shares in connection with the Arrangement qualifies as a tax deferred transaction under U.S. tax rules, such exchange should fit within the PFIC for PFIC Exception since MPD is expected to be a PFIC both immediately before and immediately after such exchange.

These proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the proposed Treasury Regulations are adopted in their current form, U.S. Shareholders could be expected to avoid application of the PFIC rules with respect to their exchange of MPD Shares for Class A Shares pursuant to the Arrangement. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

A U.S. Shareholder should take a basis in the Class A Shares received pursuant to the Arrangement equal to his or her basis in the MPD Shares exchanged therefore and the holding period for the Class A Shares received should include the holding period of the exchanged MPD Shares. However, there can be no assurance that the IRS will not challenge the qualification of such exchange under the PFIC for PFIC Exception or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Shareholder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes. If such exchange does not qualify under the PFIC for PFIC Exception, such exchange is expected to be fully taxable under the PFIC rules discussed below.

Effect of PFIC Rules on the Distribution of KDI Shares Pursuant to the Arrangement

If MPD is a PFIC or was a PFIC at any time during a U.S. Shareholder’s holding period for the MPD Shares, the effect of the PFIC rules on such U.S. Shareholder receiving KDI Shares in the Arrangement pursuant to the Exchange will depend on whether such U.S. Shareholder has made a timely and effective election to treat MPD as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or has made a mark to market election with respect to its MPD Shares under Section 1296 of the Code (a “Mark to Market Election”). In this summary, a U.S. Shareholder that has made a timely and effective QEF Election or a Mark to Market Election is referred to as an “Electing Shareholder” and a U.S. Shareholder that has not made a timely and effective QEF Election or a Mark to Market Election is referred to as a “Non Electing Shareholder.” If either of these elections has been successfully made, Electing Shareholders generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of KDI Shares pursuant to the Arrangement.

Default Rules

With respect to a Non Electing Shareholder, if MPD is a PFIC or was a PFIC at any time during a U.S. Shareholder’s holding period for the MPD Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of MPD Shares and to “excess distributions” from MPD (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Shareholder’s holding period for the MPD Shares, if shorter).

Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of MPD Shares and any excess distribution must be rateably allocated to each day in a Non Electing Shareholder’s holding period for the MPD Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before MPD became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such a Non Electing U.S. Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the distribution of the KDI Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non Electing Shareholder, such Non Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the KDI Shares. In addition, the distribution of the KDI Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non Electing Shareholder of such Non Electing Shareholder’s indirect interest in KDI, which generally would be subject to the rules of Section 1291 of the Code discussed above.

QEF Election

If a U.S. Shareholder has made a timely and effective QEF Election with respect to his MPD Shares, the default rules under Section 1291 of the Code discussed above will generally not be applicable to such holder in connection with the distribution of KDI Shares pursuant to the Arrangement. Such an Electing Shareholder would, instead, be subject to rules described under “PFIC Rules—QEF Election” in the “U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of KDI Shares Received in the Arrangement” section below, which generally require the current inclusion of net capital gain and ordinary earnings of MPD but allow the holder to avoid application of the default rules described above. However, MPD can provide no assurances that it will satisfy the record keeping and information disclosure requirements that apply to a QEF or supply U.S. Shareholders with the information required under the QEF rules for them to make a QEF Election. Thus, U.S. Shareholders may not be able to make a QEF Election with respect to their MPD Shares.

To the extent that the distribution of KDI Shares generates gain to MPD under general U.S. tax rules applicable to corporations, the net capital gain an Electing Shareholder would be required to take into account under the QEF rules could be increased. To the extent the distribution of KDI Shares represents “earnings and profits” of MPD that were previously included in income by the Electing Shareholder because of the QEF Election, the distribution of KDI Shares pursuant to the Arrangement will not be taxable to such holder. In addition, subject to the foregoing sentence, a U.S. Shareholder who has made a timely and effective QEF Election would be subject to the tax consequences described below under “Tax Consequences of the Distribution.”

Even if a U.S. Shareholder has made a timely and effective QEF Election with respect to MPD, in order to avoid application of the default rules described above to an indirect disposition of an interest in KDI deemed to occur under proposed Treasury Regulations as a result of the Arrangement, a U.S. Shareholder must make a separate timely and effective QEF Election with respect to KDI.

Mark to Market Election

If a Mark to Market Election, discussed under “PFIC Rules—Mark to Market Election” in the “U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of KDI Shares Received in the Arrangement” section below, has been made by a U.S. Shareholder with respect to its MPD Shares in a year prior to the distribution of KDI Shares, such U.S. Shareholder generally will not be subject to the PFIC rules discussed above upon the receipt of such MPD Shares. However, if a U.S. Shareholder makes a Mark to Market election after the beginning of such U.S. Shareholder’s holding period for the Class A Shares (which is deemed to include the holding period of the MPD Shares) and in the same year as the KDI Shares are distributed pursuant to the Arrangement, the PFIC rules would apply to the distribution of KDI Shares.

A U.S. Shareholder that has made a Mark to Market Election in a year prior to the year in which KDI Shares are distributed pursuant to the Arrangement should avoid the potential interest charge of Section 1291 of the Code on the distribution of KDI Shares and on any “indirect disposition” of such U.S. Shareholder’s indirect interest in KDI deemed to occur, as described above. Instead, such U.S. Shareholder will include in ordinary income for the taxable year in which the distribution of KDI Shares occurs an amount equal to the excess, if any, of (a) the fair market value of the Class A Shares as of the close of such taxable year over (b) such U.S. Shareholder’s tax basis in such Class A Shares. Such U.S. Shareholder will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Shareholder’s adjusted tax basis in the Class A Shares over (ii) the fair market value of such Class A Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark to Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark to Market Election for prior taxable years.

A U.S. Shareholder who has made a timely and effective Mark-to-Market Election would also be subject to the tax consequences described below under “Tax Consequences of the Distribution.” In addition, a U.S. Shareholder that has made a Mark to Market Election generally will adjust his or her tax basis in the Class A Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark to Market Election. Inclusion and deductions because of the Mark to Market election are taken into account when calculating gain or loss on a future sale of Class A Shares.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election or a Mark to Market Election.

Tax Consequences of the Distribution

Subject to the PFIC rules discussed above, a U.S. Shareholder would be required to include the fair market value of the KDI Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of MPD. To the extent the fair market value of the KDI Shares exceeds MPD’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement can be expected to generate additional earnings and profits for MPD. To the extent that the fair market value of the KDI Shares exceeds the current and accumulated “earnings and profits” of MPD, the distribution of the KDI Shares pursuant to the Arrangement will be treated (a) first, as a tax free return of capital to the extent of a U.S. Shareholder’s tax basis in the exchanged MPD Shares and, (b) thereafter, as gain from the sale or exchange of such MPD Shares. Subject to the PFIC rules, preferential tax rates apply to long term capital gains of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Shareholder that is a corporation. MPD does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The distribution rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

PASSIVE FOREIGN INVESTMENT COMPANY RULES APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF KDI SHARES RECEIVED IN THE ARRANGEMENT

As noted in the discussion above, based on current business plans and financial projections, it is expected that KDI will be a PFIC for its tax year that includes the date after the Effective Date of the Arrangement. If KDI is a PFIC, the U.S. federal income tax consequences to a U.S. Shareholder of the acquisition, ownership, and disposition of KDI Shares will depend on whether such U.S. Shareholder makes a QEF Election or a Mark to Market Election (both as defined above) with respect to KDI, or the KDI Shares, as applicable. A U.S. Shareholder that does not make either a QEF Election or a Mark to Market Election will be referred to in this summary as a “Non Electing U.S. Shareholder.”

Default Rules

A Non Electing U.S. Shareholder will be subject to the PFIC rules described above with respect to (a) any gain recognized on the sale or other taxable disposition of KDI Shares and (b) any excess distribution received on the KDI Shares. As previously discussed, these rules require that any such gain or excess distribution be allocated over the Non Electing U.S. Shareholder’s holding period for the KDI Shares and taxed at the highest tax rates applicable to ordinary income for such year with an interest charge assessed on the resulting liability as if such amount were due in such prior year and not paid. A Non Electing U.S. Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. If KDI is a PFIC for any tax year during which a Non Electing U.S. Shareholder holds KDI Shares, KDI will continue to be treated as a PFIC with respect to such Non Electing U.S. Shareholder, regardless of whether KDI ceases to be a PFIC in one or more subsequent tax years. A Non Electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the PFIC rules discussed above) as if such KDI Shares were sold on the last day of the last tax year for which KDI was a PFIC.

QEF Election

A U.S. Shareholder that makes a QEF Election for the first tax year in which its holding period of its KDI Shares begins generally will not be subject to the default PFIC rules with respect to its KDI Shares. However, a U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Shareholder’s pro rata share of (a) the net capital gain of KDI, which will be long term capital gain to such U.S. Shareholder, and (b) and the ordinary earnings of KDI, which will be taxed as ordinary income to such U.S. Shareholder. Generally, “net capital gain” is the excess of (a) net long term capital gain over (b) net short term capital loss. “Ordinary earnings” are generally the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which KDI is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by KDI. However, for any tax year in which KDI is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Shareholder that makes a QEF Election generally (a) may receive a tax free distribution from KDI to the extent that such distribution represents “earnings and profits” of KDI that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder’s tax basis in the KDI Shares to reflect the amount included in income or allowed as a tax free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of KDI Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Shareholder’s holding period for the KDI Shares in which KDI was a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, KDI ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which KDI is not a PFIC. Accordingly, if KDI becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which KDI qualifies as a PFIC.

U.S. Shareholders should be aware that there can be no assurances that KDI will satisfy the record keeping requirements that apply to a QEF, or that KDI will supply U.S. Shareholders with information that such U.S. Shareholders require to report under the QEF rules, in the event that KDI is a PFIC and a U.S. Shareholder wishes to make a QEF Election. Thus, U.S. Shareholders may not be able to make a QEF Election with respect to their KDI Shares. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark to Market Election

A U.S. Shareholder may make a Mark to Market Election only if the KDI Shares are marketable stock. The KDI Shares generally will be “marketable stock” if the KDI Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to Section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Shareholder that makes a Mark to Market Election with respect to its KDI Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to the KDI Shares. However, if a U.S. Shareholder does not make a Mark to Market Election beginning in the first tax year of such U.S. Shareholder’s holding period for the KDI Shares or such U.S. Shareholder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the KDI Shares.

A U.S. Shareholder that makes a Mark to Market Election will include in ordinary income, for each tax year in which KDI is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the KDI Shares, as of the close of such tax year over (b) such U.S. Shareholder’s tax basis in such KDI Shares. A U.S. Shareholder that makes a Mark to Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder’s adjusted tax basis in the KDI Shares, over (ii) the fair market value of such KDI Shares (but only to the extent of the net amount of previously included income as a result of the Mark to Market Election for prior tax years).

A U.S. Shareholder that makes a Mark to Market Election generally also will adjust such U.S. Shareholder’s tax basis in the KDI Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark to Market Election. In addition, upon a sale or other taxable disposition of KDI Shares, a U.S. Shareholder that makes a Mark to Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark to Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark to Market Election for prior tax years).

A Mark to Market Election applies to the tax year in which such Mark to Market Election is made and to each subsequent tax year, unless the KDI Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark to Market Election.

Although a U.S. Shareholder may be eligible to make a Mark to Market Election with respect to the KDI Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning because such stock is not marketable. Hence, the Mark to Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of KDI Shares that would otherwise be tax deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which KDI Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Shareholder if KDI is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses KDI Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such KDI Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of KDI Shares.

GENERAL U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF KDI SHARES TO THE EXTENT THE PFIC RULES DO NOT APPLY

A U.S. Shareholder’s initial tax basis in the KDI Shares received pursuant to the Arrangement will be equal to the fair market value of such KDI Shares on the date of distribution. A U.S. Shareholder’s holding period for the KDI Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

Distributions on KDI Shares

Subject to the PFIC rules discussed above, a U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a KDI Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of KDI, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of KDI, such distribution will be treated first as a tax free return of capital to the extent of a U.S. Shareholder’s tax basis in the KDI Shares and thereafter as gain from the sale or exchange of such KDI Shares (see “Sale or Other Taxable Disposition of KDI Shares” below). However, KDI may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Shareholder should therefore assume that any distribution by KDI with respect to the KDI Shares will constitute ordinary dividend income. Dividends received on the KDI Shares generally will not be eligible for the “dividends received deduction.” In addition, KDI does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long term capital gains. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of KDI Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of KDI Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Shareholder’s tax basis in the shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Gain or loss recognized by a U.S. Shareholder on the sale or other taxable disposition of KDI Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada U.S. Tax Convention and such U.S. Shareholder elects to treat such gain or loss as “foreign source.”

Preferential rates apply to long term capital gains of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Medicare Tax

Certain U.S. Shareholders who are individuals, estates or trusts are required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. U.S. Shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Class A Shares and KDI Common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency, or on the sale, exchange or other taxable disposition of KDI Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Shareholder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Shareholder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Shareholder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on KDI Shares generally will be entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Shareholder’s U.S. federal income tax liability on a dollar for dollar basis, whereas a deduction will reduce a U.S. Shareholder’s income subject to U.S. federal income tax. This election is made on a year by year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Shareholder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Shareholder’s U.S. federal income tax liability that such U.S. Shareholder’s “foreign source” taxable income bears to such U.S. Shareholder’s worldwide taxable income. In applying this limitation, a U.S. Shareholder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by KDI generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Shareholders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Shareholders may be subject to these reporting requirements unless their Class A Shares or KDI Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

The distribution within the U.S. or by a U.S. payor or U.S. middleman, of the KDI Shares pursuant to the Arrangement as well as payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Class A Shares or KDI Shares, generally will be subject to information reporting and backup withholding tax (currently at the rate of 28%), if a U.S. Shareholder (a) fails to furnish such U.S. Shareholder’s correct U.S. taxpayer identification number (generally on Form W 9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Shareholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Shareholder that it is subject to backup withholding tax. However, U.S. Shareholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Shareholder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner. Each U.S. Shareholder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

SECURITIES LAW CONSIDERATIONS

The following is a brief summary of the securities law considerations applicable to the transactions contemplated herein.

CANADIAN SECURITIES LAWS AND RESALE OF SECURITIES

Each Shareholder is urged to consult such holder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the KDI Shares.

MPD is a “reporting issuer” in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The MPD Shares are currently listed and posted for trading on the TSX.

Upon completion of the Arrangement, KDI proposes to become a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. It intends to seek a listing of the KDI Shares on the TSXV. KDI has applied to list the KDI Shares on the TSXV subject to TSXV listing conditions.

The issuance of the KDI Shares to the Shareholders pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The KDI Shares issued to Shareholders may be resold in each of the provinces and territories of Canada provided the holder is not a ‘control person’ as defined in the applicable Securities Legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

UNITED STATES SECURITIES LAWS AND RESALE OF SECURITIES

The KDI Shares to be exchanged and issued to Shareholders pursuant to the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities authorities of any state in the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

Status under U.S. Securities Laws

MPD is a “foreign private issuer” under the U.S. Exchange Act. The MPD Shares are not registered under the U.S. Exchange Act and, therefore, MPD is not subject to the reporting requirements of the U.S. Exchange Act. Upon completion of the Arrangement, KDI is expected to also be a foreign private issuer. The KDI Shares have not been and will not be registered under the U.S. Exchange Act.

Issuance and Resale of KDI Shares Under U.S. Securities Laws

The issuance of the KDI Shares to Shareholders and the subsequent resale of the KDI Shares held by persons in or subject to the securities laws of the United States (“U.S. Securityholders”) will be subject to U.S. securities laws, including the U.S. Securities Act and applicable state securities laws. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with legal counsel to ensure that the resale of KDI Shares issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the KDI Shares or the resale of the KDI Shares by U.S. Securityholders within Canada. U.S. Securityholders reselling their KDI Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

If the Arrangement is completed, the KDI Shares to be issued pursuant to the Arrangement will be issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. Accordingly, the KDI Shares issued pursuant to the Arrangement will not be registered under the U.S. Securities Act. In addition, such KDI Shares have not been and will not be registered under the securities laws of any state of the United States and will be issued only in reliance upon such exemptions as may be available under the securities laws of the applicable states of the United States.

Resale of KDI Shares within the United States after the Completion of the Arrangement

Persons who are not affiliates of KDI within 90 days of the completion of the Arrangement and will not be “affiliates” of KDI after the Arrangement may resell their KDI Shares that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act.

KDI Shares received by a holder who was an “affiliate” within 90 days of the completion of the Arrangement or will be an “affiliate” of KDI after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be “affiliates”. In general, under Rule 144, persons who are, or are selling for the account of, affiliates of KDI after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the KDI Shares that they receive in connection with the Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a national United States securities exchange (i.e., New York Stock Exchange, NYSE-AMEX or the Nasdaq Stock Market) and/or reported through the automated quotation system of a registered securities association, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about KDI. Persons who are affiliates of KDI after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of KDI.

Resale of Securities Pursuant to Regulation S

In general, U.S. Securityholders receiving KDI Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their KDI Shares in an “offshore transaction” in accordance with Regulation S under the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the Toronto Stock Exchange or the TSXV, provided the offer of the securities is not made to a person in the United States and, to the knowledge of the seller or any person acting on the seller’s behalf, the transaction has not been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Securityholder is an affiliate of KDI upon completion of the Arrangement.

U.S. Securityholders who are not affiliates of KDI after completion of the Arrangement will be entitled to resell their KDI Shares pursuant to Rule 904 of Regulation S in transactions that are “offshore transactions” provided neither the U.S. Securityholder nor any person acting on the U.S. Securityholder’s behalf engages in “directed selling efforts” in the United States. “Directed selling efforts” means any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction.

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of KDI, upon completion of the Arrangement, provided the U.S. Securityholder is an affiliate of KDI solely by virtue of his or her status as an officer or director of KDI. These affiliate U.S. Securityholders may sell their KDI Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to U.S. Securityholders who are affiliates of KDI as a consequence of being a major shareholder (a shareholder who beneficially owns 10 percent or more of an issuer’s shares) of KDI.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to this Information Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of KDI included herein have been prepared in accordance with International Financial Reporting Standards, for the periods starting after December 31, 2010, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

PARTICULARS OF MATTERS TO BE ACTED UPON - KDI STOCK OPTION PLAN

As MPD’s current stock option plan will not carry forward to KDI, and in contemplation of the successful completion of the Arrangement, Shareholders will be asked to approve the KDI Stock Option Plan at the Meeting.

The purpose of the KDI Stock Option Plan is to allow KDI to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of KDI. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of KDI and are required to have an exercise price no less than the Market Price (as defined by applicable TSXV policies) less the allowable discount permitted by the TSXV. Pursuant to the KDI Stock Option Plan, the Board of Directors of KDI may from time to time authorize the issue of options to directors, officers, employees and consultants of KDI and its subsidiaries or employees of companies providing management or consulting services to KDI or its subsidiaries. Subject to certain approvals and the rules and regulations of the TSXV, a maximum of 10% of the issued shares of the Company at the time of the stock option grant can be reserved as options, with a maximum of 5% of the issued shares of the Company to be granted to any one individual in any 12 month period (unless the Company has obtained disinterested shareholder approval). The plan is also subject to a condition that no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period and that no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period. The KDI Stock Option Plan contains no vesting requirements, but permits the Board of Directors of KDI to specify a vesting schedule in its discretion. The KDI Stock Option Plan also provides that, subject to TSXV rules and regulations, if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Any option granted pursuant to the KDI Stock Option Plan, to the extent not validly exercised, will terminate on the earlier of the following dates: (a) the date of expiration specified in the applicable stock option agreement, being not more than ten (10) years after the date the option was granted; (b) the date of termination of the optionee's employment or upon ceasing to be a director and/or officer of KDI or up to a period not exceeding one (1) year thereafter for any cause other than by retirement, permanent disability or death unless the optionee was retained to provide consulting or investor relations activities in which case up to a period not exceeding thirty (30) days thereafter; (c) one (1) year after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent the optionee would have been entitled to exercise it at the time of his death if the employment of the optionee had been terminated by KDI on such date; and (d) one (1) year after termination of the optionee's employment by permanent disability or retirement under any retirement plan of KDI during which one (1) year period the optionee may exercise the option to the extent he was entitled to exercise it at the time of such termination. No option shall be transferable or assignable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during its lifetime only by such optionee. Subject to regulatory approval, the Board of Directors may from time to time amend or revise the terms of the KDI Stock Option Plan or may discontinue the KDI Stock Option Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any option theretofore granted under the KDI Stock Option Plan.

The KDI Stock Option Plan is a rolling stock option plan reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. Following completion of the Arrangement, under TSXV policy, the KDI Stock Option Plan must be approved and ratified by KDI’s shareholders on an annual basis.

The full text of the KDI Stock Option Plan is available for viewing during normal business hours up to the date of the Meeting at MPD’s offices at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON M5J 2S1 and will also be available for review at the Meeting, and is attached hereto as “Appendix “E” to Schedule “F” - Certain Information Concerning KDI”.

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval of the KDI Stock Option Plan.

At the Meeting, Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set forth below:

“RESOLVED, with or without amendment, that:

1.	subject to completion of the Arrangement, a stock option plan for KDI be approved pursuant to which the directors of KDI may, from time to time, authorize issuance of options to directors, officers, employees and consultants of KDI and its subsidiaries, reserving up to a maximum of 10% of the issued shares of the Company at the time of the stock option grant; and

2.	any director or officer of MPD is hereby authorized and directed, acting for, in the name of and on behalf of MPD, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the foregoing resolution. “

Recommendation of the Directors

The Board has reviewed the proposed resolution and concluded that it fair and reasonable to the Shareholders and in the best interests of KDI.

The Board recommends that Shareholders vote in favour of the resolution to approve the KDI Stock Option Plan.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to MPD is on SEDAR at www.sedar.com. Shareholders may contact MPD at (416) 361-3562 to request copies of MPD’s financial statements and MD&A.

Financial information is provided in MPD’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011 which are filed on SEDAR.

DIRECTOR’S APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED at Toronto, Ontario, this 29th day of March, 2012.

APPROVED BY THE BOARD OF DIRECTORS

(signed) Patrick Evans
President and Chief Executive Officer, Director

AUDITORS’ CONSENT

We have read the information circular of Mountain Province Diamonds Inc. (“the Company”) dated March 29, 2012 relating to a Plan of Arrangement in respect of the proposed transaction between the Company, its shareholders and Kennady Diamonds Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of the Company on the consolidated financial statements of the Company which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 27, 2012.

We further consent to the use in the above-mentioned information circular of our report to the directors of the Company on the financial statements of Kennady North Project, a division of Mountain Province Diamonds Inc., which comprise the statements of financial position as at December 31, 2011 and December 31, 2010, and the statements of operations and comprehensive loss, statements of changes in owner’s net investment, and cash flows for each of the years in the three-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 29, 2012.

We further consent to the use in the above-mentioned information circular of our report to the directors of Kennady Diamonds Inc. on the financial statements of Kennady Diamonds Inc., which comprise the statement of financial position as at February 27, 2012, statement of equity and cash flows as at February 27, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 29, 2012.

Toronto, Canada March 29, 2012	“KPMG LLP” Chartered Accountants, Licensed Public Accountants

SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Mountain Province Diamonds Inc., a corporation existing under the laws of the Province of Ontario (“MPD“), all as more particularly described and set forth in the management proxy circular (the “Circular”) of MPD dated March 29, 2012 accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement dated as of March 12, 2012 between MPD and Kennady Diamonds Inc. (“KDI”) (the “Arrangement Agreement”) (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of MPD in approving the Arrangement and the actions of the directors and officers of MPD in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this special resolution has been passed (and the Arrangement approved) by the shareholders of MPD or that the Arrangement has been approved by the Superior Court of Justice (Ontario) the directors of MPD are hereby authorized and empowered, without further notice to, or approval of, the shareholders of MPD :

(i)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of MPD is hereby authorized and directed for and on behalf of MPD to execute, whether under the corporate seal of MPD or otherwise, and to deliver such other documents as are necessary or desirable under the OBCA in accordance with the Arrangement Agreement for filing.

6.	Any director or officer of MPD is hereby authorized, for and on behalf and in the name of MPD , to execute and deliver, whether under corporate seal of MPD or otherwise, all such agreements, forms, waivers, notices,

(i)	all actions required to be taken by or on behalf of MPD , and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

A-1

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MPD as in such officer or director’s opinion may be necessary or desirable to give full effect to the forgoing resolutions and the matters authorized thereby;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

SCHEDULE “B”

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 12th day of March, 2012.

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC., a corporation incorporated pursuant to the laws of the Province of Ontario

(“MPD”)

- and -

KENNADY DIAMONDS INC., a corporation incorporated pursuant to the laws of the Province of Ontario

(“KDI”)

WHEREAS:

1.	MPD and KDI have agreed to proceed with a reorganization transaction by way of Plan of Arrangement whereby, among other things, MPD will undertake a transfer of assets and a reorganization involving the current MPD Shareholders who will, on closing of the Arrangement, receive common shares of KDI based on their proportionate shareholdings of MPD;

2.	MPD proposes to have the MPD Shareholders consider the Arrangement on the terms set forth in the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the Exhibits attached hereto, as may be supplemented or amended from time to time;

“Arrangement” means the arrangement under the provisions of section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MPD;

B-1

“Arrangement Resolution” means the special resolution of the MPD Shareholders in respect of the Arrangement to be considered at the Meeting, the full text of which is attached as Exhibit “B” hereto;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business;

“Circular” means the management information circular of MPD to be prepared and sent to the MPD Shareholders in connection with the Meeting;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the director appointed under section 278 of the OBCA;

“Effective Date” means the date designated by MPD and KDI by notice in writing as the effective date of the Arrangement, after all of the conditions of this Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Final Order” means the final order of the Court, in a form acceptable to MPD, approving the Arrangement as such order may be amended by the Court (with the consent of MPD) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to MPD) on appeal;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended and modified (provided that any such amendment is acceptable to MPD) by any court of competent jurisdiction;

“KDI” means Kennady Diamonds Inc., a corporation incorporated pursuant to the laws of the Province of Ontario;

“KDI Shares” means the common shares of KDI;

“Kennady North Project” means the thirteen leases and claims located to the west and north of MPD’s existing project described in Appendix “A” hereto;

“Meeting” means a special meeting of MPD Shareholders to be held prior to August 31, 2012 and any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and any other matters set out in the Notice of Meeting;

“MPD” means Mountain Province Diamonds Inc., a corporation incorporated pursuant to the laws of the Province of Ontario;

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“MPD Class A Common Shares” means the Class A common shares of MPD to be created pursuant to the Arrangement;

“MPD Class B Common Shares” means the MPD Shares, once they have been redesignated as MPD Class B common shares in accordance with the Plan of Arrangement;

“MPD Shares” means the common shares of MPD;

“MPD Shareholders” means the holders of the MPD Shares at the applicable time;

“Notice of Meeting” means the notice to the MPD Shareholders of the Meeting, which notice will accompany the Circular;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Person” or “person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

“Plan of Arrangement” means the plan of arrangement in substantially the form of the plan of arrangement which is attached as Exhibit “A” hereto and any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of MPD;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Transfer Agent” means Computershare Investor Services Inc. or such other trust company or transfer agent as may be designated by MPD;

“Transferred Assets” means cash in the amount of $3,000,000 as well as all of the right, title and interest of MPD in and to the Kennady North Project;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder, as the same has been and hereafter from time to time may be amended.

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1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement (including the Exhibits and appendices hereto) as a whole and not to any particular article, section, paragraph or other portion hereof and include any agreement, document or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Agreement.

1.3	Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a)	the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b)	a reference to time or date is to the time or date in Toronto, Ontario, unless specifically indicated otherwise;

(c)	a word importing the masculine gender includes the feminine gender or neuter and a word importing the singular includes the plural and vice versa; and

(d)	a reference to “approval”, “authorization”, “consent”, “designation” or “notice” means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by either of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to by the parties hereto.

1.5	Currency

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6	Exhibits

The following Exhibits are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Exhibit “A” - Plan of Arrangement

Exhibit “B” - Arrangement Resolution

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1.7	Entire Agreement

This Agreement, together with the Exhibits, agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.

Article 2
THE ARRANGEMENT

2.1	Arrangement

MPD and KDI agree to effect the Arrangement pursuant to the provisions of Section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date of Arrangement

The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the sequence set out in or as otherwise specified in the Plan of Arrangement.

2.3	Commitment to Effect Arrangement

Subject to the satisfaction of the terms and conditions contained in this Agreement, MPD and KDI shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective as soon as reasonably practicable and to cause the transactions contemplated by the Plan of Arrangement and this Agreement to be completed in accordance with their terms.

2.4	Interim and Final Order

Subject to the satisfaction of the terms and conditions contained in this Agreement, MPD covenants and agrees that it will, as soon as reasonably practicable, apply to the Court for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, the MPD Shareholders considering and, if deemed advisable, approving the Arrangement Resolution, and that, if the approval by the MPD Shareholders of the Arrangement Resolution as set forth in the Interim Order is obtained by MPD, as soon as reasonably practicable thereafter MPD will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order.

2.5	U.S. Matters

MPD shall advise the Court of its intention to rely upon the exemption in Section 3(a)(10) of the U.S. Securities Act in respect of the issuance of the KDI Shares.

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2.6	Effective Date

Subject to the rights of termination contained in Article 6 hereof, upon MPD obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, MPD shall file the Final Order with the Director and MPD and KDI shall execute and deliver such other documents, if any, to the Director as may be required in order to effect the Arrangement of the transactions contemplated by the Plan of Arrangement and this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MPD and KDI

Each of MPD and KDI represents and warrants to the other as follows:

(a)	it is a corporation incorporated and subsisting under the laws of the Province of Ontario and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals and consents contemplated hereby, to perform its obligations hereunder;

(b)	it has taken all corporate action necessary to authorize the execution and delivery, and the performance of the provisions, of this Agreement and this Agreement has been duly authorized by it;

(c)	neither the execution and delivery of this Agreement nor the performance of any of its obligations hereunder will constitute a material default under, or be in any material contravention or breach of: (i) any provision of its notice of articles and articles; (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

Article 4
COVENANTS

4.1	General Covenants

Each of MPD and KDI will:

(a)	use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective as soon as reasonably practicable or on such date as MPD may determine;

(b)	do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement; and

B-6

(c)	cooperate with and assist each other in dealing with transitional matters relating to or arising from the Arrangement or this Agreement.

4.2	Covenants of MPD

MPD hereby covenants and agrees with KDI as follows:

(a)	it shall in a timely and expeditious manner: (i) carry out the terms of the Interim Order; (ii) ensure that the Circular complies with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51- 102F5 thereunder, Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and Form 62-504F2 adopted by the Canadian Securities Administrators and provide MPD Shareholders with sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting; (iii) file the Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all Applicable Laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement and related matters; (iv) conduct the Meeting in accordance with the Interim Order, the articles of MPD, as applicable, and as otherwise required by Applicable Laws; and (v) use commercially reasonable efforts to obtain such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement; and

(b)	it will use all reasonable efforts to cause each of the conditions precedent set out in sections 7(a) and 7(b) hereof to be complied with on or before the Effective Date.

4.3	Covenants of KDI

KDI hereby covenants and agrees with MPD as follows:

(a)	except as otherwise contemplated in this Agreement, until the Effective Date, it shall not merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or the other transactions contemplated by this Agreement;

(b)	it shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, to the extent requested by MPD, it shall seek and cooperate with MPD in seeking and complying with the terms of (i) the Interim Order and the Final Order; and (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement; and

(c)	it will use all reasonable efforts to cause each of the conditions precedent set out in sections 7(a) and 7(b) hereof to be complied with on or before the Effective Date.

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Article 5
CONDITIONS

5.1	Mutual Conditions Precedent

The respective obligation of the parties hereto to complete the transactions contemplated by this Agreement, including the Arrangement, the obligation of MPD to file the Final Order and the obligation of each of MPD and KDI to take such other action as is necessary or desirable to give effect to the Arrangement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to MPD;

(b)	the Arrangement Resolution, with or without amendment, shall have been approved at the Meeting, in accordance with the Interim Order;

(c)	the Final Order shall have been granted in form and substance satisfactory to MPD;

(d)	the TSX shall have conditionally approved the listing of the MPD Class A Common Shares and the MPD Class B Common Shares subject only to compliance with the usual requirements of the TSX;

(e)	the TSXV shall have conditionally approved the listing of the KDI Shares subject only to compliance with the usual requirements of the TSXV;

(f)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by MPD to be necessary or desirable for the Arrangement to become effective and for the transfer of the Transferred Assets to KDI shall have been obtained or received on terms that are satisfactory to MPD;

(g)	no action will have been instituted and be continuing on the Effective Date for (i) an injunction to restrain or enjoin the Arrangement, (ii) a declaratory judgment in respect of or relating to the Arrangement, or (iii) damages or other relief arising from, in consequence of or relating to the Arrangement; there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement; and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

(h)	none of the consents, orders, rulings, approvals or assurances required for the implementation of the Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by MPD;

(i)	no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement; and

(j)	this Agreement shall not have been terminated pursuant to section 8(b) hereof.

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5.2	Conditions and Obligations of Each Party

The obligation of each of MPD and KDI to complete the transactions contemplated by this Agreement, including the Arrangement, is further subject to the condition, which may be waived by either of the parties hereto without prejudice to the right of such party hereto to rely on any other condition in favour of such party hereto, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been performed by such party hereto and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects on the Effective Date, with the same effect as if such representations and warranties had been made on the Effective Date.

Article 6
AMENDMENT AND TERMINATION

6.1	Amendment

Subject to any restrictions under the OBCA or in the Final Order, this Agreement (including the Exhibits or appendices attached hereto) may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law or the terms of the Final Order, further notice to, or authorization on the part of, the MPD Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d)	make such alterations in this Agreement (including the Plan of Arrangement) as the parties may consider necessary or desirable in connection with the Interim Order or the Final Order.

6.2	Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Date, be unilaterally terminated by MPD without further notice to, or action on the part of, the MPD Shareholders for whatever reason MPD may consider appropriate. This Agreement will terminate without any further action by the parties if the Effective Date has not occurred on or before August 31, 2012 or such later date as MPD may determine.

6.3	Effect of Termination

Upon the termination of this Agreement pursuant to section (b) hereof, neither party hereto shall have any liability or further obligation to the other party hereto.

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Article 7
MERGER AND SURVIVAL

7.1	Merger of Conditions

The conditions set out in sections 7(a) and 7(b) hereof shall be conclusively deemed to have been satisfied or waived upon the Effective Date.

7.2	Merger of Covenants

The provisions of sections 6(a), 6(b) and 6(c) hereof shall be conclusively deemed to have been satisfied in all respects upon the Effective Date.

7.3	Survival of Representations and Warranties

The representations and warranties of MPD and KDI contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 8
GENERAL

8.1	Notices

All notices to either of the parties hereto which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following address or at such other address as shall be specified by a party hereto by like notice:

(a)	if to MPD or KDI

161 Bay Street

Suite 2315, PO Box 216

Toronto, ON M5J 2S1

Attention:	President and Chief Executive Officer
Facsimile:	(416) 603-8565

with a copy to:

Fraser Milner Casgrain LLP

77 King Street West, Suite 400

Toronto-Dominion Center

Toronto, ON M5K 0A1

Attention:	Sander A.J.R. Grieve
Facsimile:	(416) 863-4592

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Any notice that is delivered to such address shall be deemed to be delivered on the date of delivery if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

8.2	Time of the Essence

Time shall be of the essence of this Agreement.

8.3	Assignment

Neither of the parties hereto may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

8.4	Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of each of the parties hereto and the respective successors and permitted assigns thereof.

8.5	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party hereto granting such waiver or release.

8.6	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts, and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as may be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Arrangement.

8.7	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles or rules of conflict of laws.

8.8	Expenses

All expenses incurred in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by MPD.

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8.9	Counterparts

This Agreement may be executed in one or more counterparts, by original or telefacsimile signature, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

MOUNTAIN PROVINCE DIAMONDS INC.

Per:
	Name: Title:	Patrick Evans President and Chief Executive Officer

KENNADY DIAMONDS INC.

Per:
	Name: Title:	Jennifer Dawson Chief Financial Officer and Corporate Secretary

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Appendix “A”

Claim Number	Claim Name	NTS Map Sheet	Ownership	Acres	Hectares	Claim Anniversary Date
K01384	KWEZI 01	075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Nov-22
K13832	KWEZI 02	075N11	Mtn. Province Diamonds Inc.	1,890.50	765.06	2012-Jul-12
K13833	KWEZI 03	075N06	Mtn. Province Diamonds Inc.	233.50	94.50	2012-Jul-12
K13834	KWEZI 04	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13835	KWEZI 05	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13836	KWEZI 06	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13837	KWEZI 07	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13838	KWEZI 08	075N06	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12

Lease Number	Original Claim No.	NTS Map Sheet	Ownership	Acres	Hectares	Lease Anniversary Date
4340	F28431	075N06, 075N11	Mtn. Province Diamonds Inc.	2,531	1,024.26	2023-Jul-17
4342	F28443	075N06	Mtn. Province Diamonds Inc.	2,611	1,056.63	2023-Jul-17
4466	F28434	075N06, 075N11	Mtn. Province Diamonds Inc.	2,513	1,016.97	2023-Jul-17
4467	F28435	075N06, 075N11	Mtn. Province Diamonds Inc.	2,545	1,029.92	2023-Jul-17
4468	F28436	075N06, 075N11	Mtn. Province Diamonds Inc.	2,555	1,033.97	2023-Jul-17

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Exhibit “A”

PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MPD;

“Arrangement Agreement” means the arrangement agreement dated as of March 12, 2012 between MPD and KDI, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the MPD Shareholders in respect of the Arrangement to be considered at the Meeting, the full text of which is attached as Schedule “A” to the Information Circular;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the director appointed under section 278 of the OBCA;

“Dissent Rights” shall have the meaning ascribed to such term in Article 5 hereof;

“Dissenting Shareholder” means a shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“Effective Date” means the date designated by MPD and KDI by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Final Order” means the final order of the Court in a form acceptable to MPD, approving the Arrangement as such order may be amended by the Court (with the consent of MPD) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to MPD) on appeal;

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“Information Circular” means the management information circular of MPD to be prepared and sent to the MPD Shareholders in connection with the Meeting;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended and modified (provided that any such amendment is acceptable to MPD ) by any court of competent jurisdiction;

“KDI” means Kennady Diamonds Inc, a corporation incorporated pursuant to the laws of the Province of Ontario;

“KDI Shares” means the common shares of KDI;

“Kennady North Project” means the thirteen leases and claims located to the west and north of MPD’s existing project described in Appendix “A” to the Arrangement Agreement;

“Meeting” means the special meeting of MPD Shareholders to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and any other matters set out in the Notice of Meeting;

“MPD” means Mountain Province Diamonds Inc., a corporation incorporated pursuant the laws of Ontario;

“MPD Class A Common Shares” means the Class A common shares of MPD to be created pursuant to the Arrangement;

“MPD Class B Common Shares” means the MPD Shares, once they have been redesignated as MPD Class B common shares in accordance with the Plan of Arrangement;

“MPD Shares” means the common shares of MPD;

“MPD Shareholders” means the holders of the MPD Shares;

“Non-Resident” means (i) a Person (other than a partnership) who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a “Canadian partnership” for the purposes of the Tax Act;

“Notice of Meeting” means the notice to the MPD Shareholders of the Meeting, which notice will accompany the Information Circular;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

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“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of MPD;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Transfer Agent” means Computershare Investor Services Inc. or such other trust company or transfer agent as may be designated by MPD; and

“Transferred Assets” means cash in the amount of $3,000,000 as well as all of the right, title and interest of MPD in and to the Kennady North Project.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

1.4	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.5	Currency

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.6	Business Day

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

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1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) MPD; (ii) all registered and beneficial MPD Shareholders; and (iii) KDI. This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.1 in accordance with the terms of the Arrangement Agreement.

Article 2
ARRANGEMENT

2.1	Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following sequence or as otherwise provided below or herein, without any further act or formality:

(a)	each issued MPD Share held by Dissenting Shareholders will be acquired by MPD (for cancellation) in consideration for MPD agreeing to pay the amount to be paid to Dissenting Shareholders pursuant to Article 5.1 hereof;

(b)	the authorized capital of MPD will be amended by redesignating the MPD Shares as MPD Class B Common Shares and the Articles of MPD shall be amended accordingly and each certificate representing an outstanding MPD Share shall, as and from the time such redesignation is effective, represent an MPD Class B Common Share;

(c)	the authorized capital of MPD will be amended by the creation of an unlimited number of MPD Class A Common Shares and the Articles of MPD shall be amended accordingly;

(d)	MPD shall transfer the Transferred Assets to KDI pursuant to section 85 of the Tax Act in exchange for the issuance by KDI to MPD of an aggregate number of fully paid and non-assessable KDI Shares equal to one (1) KDI Share for every five (5) MPD Class B Share outstanding immediately after the redesignation in Section 2.1.1(b), other than MPD Shares held by Dissenting Shareholders;

(e)	in the course of a reorganization of capital pursuant to section 86 of the Tax Act, each issued MPD Class B Common Share held as of the Effective Date will be exchanged with MPD for one MPD Class A Common Share and 1/5th of a KDI Share (which will include the shares subscribed for on incorporation of KDI);

(f)	MPD shall direct KDI to deliver to the Transfer Agent as agent for the holders of MPD Class B Common Shares as of the Effective Date certificates evidencing the number of KDI Shares issuable under section 2.1.1(e);

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(g)	if it appears to MPD that it would be contrary to applicable law to distribute KDI Shares pursuant to subsection 2.1.1(e) to a Non-Resident, KDI Shares will be distributed to the Transfer Agent as agent for such Non-Resident, and each such Non-Resident will be entitled to receive only a cash payment in Canadian dollars equal to such Non-Resident’s pro rata portion of the net proceeds after expenses received by the Transfer Agent upon the sale by the Transfer Agent (pursuant to section 3.2) of the aggregate of such KDI Shares to which all such MPD Shareholders would otherwise be entitled pursuant to section 2.1.1(e);

(h)	the class comprising the MPD Class B Common Shares shall be cancelled;

(i)	the stated capital of MPD for the outstanding MPD Class A Common Shares will be an amount equal to the stated capital of MPD for the MPD Shares immediately before the Effective Time, less the fair market value of the KDI Shares distributed to MPD Shareholders at the Effective Time and the stated capital attributable to any MPD Shares acquired by MPD from Dissenting Shareholders;

(j)	the MPD Class A Common Shares shall be redesignated as common shares which shall have the same attributes as the MPD Shares before redesignation as MPD Class B Common Shares and the Articles of MPD shall be amended accordingly and each certificate representing an outstanding MPD Class A Common Share shall, as and from the time of such redesignation, represent a common share which shall have the same attributes as the MPD Shares; and

(k)	after such redesignation set forth in section 2.1.1(j), the class comprising the MPD Class A Common Shares shall be cancelled.

2.2	Transfers and Exchanges

At the Effective Time, upon the exchange of the Transferred Assets for KDI Shares pursuant to section 2.1.1(d):

(a)	MPD shall cease to be a holder of the Transferred Assets so exchanged; and

(b)	KDI shall become the holder of the Transferred Assets so exchanged.

Article 3
CERTIFICATES, NON-RESIDENTS AND FRACTIONAL SHARES

3.1	Delivery of KDI Shares

KDI, as soon as practicable following the Effective Date, will forward or cause to be forwarded by the Transfer Agent or otherwise, by registered mail (postage prepaid) or hand delivery to MPD Shareholders as of the record date established by MPD on or before the Effective Date at the address specified in the register of holders of MPD Shares, DRS Advices representing the number of KDI Shares issued to such holder under the Arrangement.

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3.2	Non-Residents

If the provisions of section 2.1.1 (g) are applicable, then the following shall apply:

(a)	The Transfer Agent shall cause to be sold, on behalf of the Non-Residents, all KDI Shares through the facilities of any stock exchange upon which the KDI Shares are then listed as soon as reasonably practicable following the Effective Date on such dates and at such prices as the Transfer Agent determines in its sole discretion. Neither MPD nor the Transfer Agent shall be liable for any loss or for the amount of the net proceeds to which such Non-Residents are entitled to receive as a result of any such sales.

(b)	The aggregate net proceeds after expenses of such sales and any applicable taxes shall be distributed by the Transfer Agent among the Non-Residents as provided in section 2.1.1(g) by the delivery, on behalf of MPD, to each such Non-Resident of a cheque or other form of payment agreed to by such Non-Resident.

(c)	No dividend, distribution, split or other change in the capital structure of KDI will have any effect on any KDI Shares mentioned in section 2.1.1(g) and such securities will not entitle the holder thereof to exercise any rights as a security holder of KDI.

3.3	Withholding Rights

MPD and the Transfer Agent shall be entitled to deduct and withhold from all dividends or other distributions, consideration or amounts otherwise payable to any MPD Shareholder such amounts as MPD or the Transfer Agent is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the MPD Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.4	No Fractional Shares

No fractional KDI Shares will be issued. In the event that an MPD Shareholder would otherwise be entitled to a fractional KDI Share hereunder, the number of KDI Shares issued to such MPD Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of KDI Shares. In calculating such fractional interests, all MPD Shares registered in the name of or beneficially held by such MPD Shareholder or their nominee shall be aggregated.

3.5	No Replacement Share Certificates

Recognizing the redesignation of the MPD Shares, MPD Class B Common Shares and MPD Class A Common Shares as set forth in section 2.1.1, MPD shall not issue replacement share certificates representing the MPD Class B Common Shares, the MPD Class A Common Shares or the common shares set forth in section 2.1.1(j).

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Article 4
AMENDMENTS

4.1	Right to Amend

MPD reserves the right to amend, modify or supplement (or do all of the foregoing) this Plan of Arrangement from time to time and at any time prior to the Effective Date provided that any such amendment, modification and/or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the Meeting, approved by the Court; and

(b)	communicated to MPD Shareholders in the manner required by the court (if so required).

4.2	Amendment Before the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MPD at any time prior to or at the Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

4.3	Amendment After the Meeting

Subject to Article 4.4, any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

(a)	if it is consented to by MPD ; and

(b)	if required by the Court or applicable law, it is consented to by the MPD Shareholders.

4.4	Amendment After the Effective Date

Notwithstanding Article 4.3, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by MPD, provided that it concerns a matter which, in the reasonable opinion of MPD, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any holder of MPD Shares or KDI Shares.

Article 5
RIGHTS OF DISSENT

5.1	Rights of Dissent

Pursuant to the Interim Order, registered holders of MPD Shares may exercise rights of dissent (the “Dissent Rights”) under Section 185 of the OBCA, as modified by this Article 5, the Interim Order and the Final Order, with respect to MPD Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered MPD Shareholders to the Arrangement and exercise of Dissent Rights must be received by MPD not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

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(a)	are ultimately entitled to be paid fair value for their MPD Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of immediately prior to the approval of the Arrangement Resolution, shall be deemed to have transferred their MPD Shares to MPD as of the Effective Time in consideration for a debt claim against MPD to be paid the fair value of such MPD Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their MPD Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non dissenting holder of MPD Shares.

5.2	Recognition of Dissenting Shareholders

In no circumstances shall MPD or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those MPD Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither MPD nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of MPD and the names of the Dissenting Shareholders shall be deleted from the register of holders of MPD Shares previously maintained or caused to be maintained by MPD.

Article 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, MPD and KDI shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 7
TERMINATION

7.1	Termination

Notwithstanding any prior approvals by the Court or by the MPD Shareholders, the Board of Directors of MPD may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution adopted at the Meeting without further approval of the Court or the MPD Shareholders.

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Exhibit “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Mountain Province Diamonds Inc., a corporation existing under the laws of the Province of Ontario (“MPD“), all as more particularly described and set forth in the management proxy circular (the “Circular”) of MPD dated March 29, 2012 accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement dated as of March 12, 2012 between MPD and Kennady Diamonds Inc. (“KDI”) ( the “Arrangement Agreement”) (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of MPD in approving the Arrangement and the actions of the directors and officers of MPD in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this special resolution has been passed (and the Arrangement approved) by the shareholders of MPD or that the Arrangement has been approved by the Superior Court of Justice (Ontario) the directors of MPD are hereby authorized and empowered, without further notice to, or approval of, the shareholders of MPD :

(i)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of MPD is hereby authorized and directed for and on behalf of MPD to execute, whether under the corporate seal of MPD or otherwise, and to deliver such other documents as are necessary or desirable under the OBCA in accordance with the Arrangement Agreement for filing.

6.	Any director or officer of MPD is hereby authorized, for and on behalf and in the name of MPD , to execute and deliver, whether under corporate seal of MPD or otherwise, all such agreements, forms, waivers, notices,

(i)	all actions required to be taken by or on behalf of MPD , and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

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(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MPD as in such officer or director’s opinion may be necessary or desirable to give full effect to the forgoing resolutions and the matters authorized thereby;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “C”

INTERIM ORDER

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Court File No.CV-12-9659-OOCL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY, THE 29TH
	)	
JUSTICE MORAWETZ	)	DAY OF MARCH, 2012

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY MOUNTAIN PROVINCE DIAMONDS INC. RELATING TO A PROPOSED ARRANGEMENT INVOLVING MOUNTAIN PROVINCE DIAMONDS INC. AND KENNADY DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS INC.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Mountain Province Diamonds Inc. ("MPD"), for an interim order for advice and directions pursuant to section 182(5) of the Ontario *Business Corporations Act*, R.S.O. 1990, c. B-16, as amended, (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on March 22, 2012, and the affidavit of Jennifer Dawson sworn March 28, 2012, (the "Dawson Affidavit"),

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including the Plan of Arrangement, which is attached as Schedule "B" to the draft management information circular of MPD (the "Information Circular"), which is attached as Exhibit "A" to the Dawson Affidavit, and on hearing the submissions of counsel for MPD,

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that MPD is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders of voting common shares (the "Shareholders") in the capital of MPD to be held at 77 King Street West, Suite 400, Toronto, Ontario on April 25, 2012 at 4:00 p.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of MPD, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the record date (the "Record Date") for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be March 23, 2012.

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5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Shareholders or their respective proxyholders;

(b) the officers, directors, auditors and advisors of MPD;

(c) representatives and advisors of Kennady Diamonds Inc. ("KDI"); and

(d) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that MPD may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by MPD and that the quorum at the Meeting shall be not less than two (2) persons present in person or by proxy holding not less than ten percent (10%) of the MPD Shares entitled to be voted at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS** that MPD is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement

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to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as MPD may determine.

Amendments to the Information Circular

10. **THIS COURT ORDERS** that MPD is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. **THIS COURT ORDERS** that MPD, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as MPD

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may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, MPD shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, and the form of proxy, along with such amendments or additional documents as MPD may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a) the Registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of MPD, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of MPD;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of MPD, who requests such transmission in

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writing and, if required by MPD, who is prepared to pay the charges for such transmission;

(b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c) the respective directors and auditors of MPD, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that MPD elects to distribute the Meeting Materials, MPD is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by MPD to be necessary or desirable (collectively, the "Court Materials") to the holders of MPD Options, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of MPD or its registrar and transfer agent at the close of business on the Record Date.

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14. **THIS COURT ORDERS** that accidental failure or omission by MPD to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of MPD, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of MPD, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that MPD is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as MPD may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as MPD may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material

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served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that MPD is authorized to use the form of proxy substantially in the form of the draft accompanying the Information Circular, with such amendments and additional information as MPD may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. MPD is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. MPD may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if MPD deems it advisable to do so.

18. **THIS COURT ORDERS** that Registered Shareholders shall be entitled to revoke their proxies in accordance with section 110 of the OBCA.

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of MPD as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

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9.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds ($66^{2}/_{3}\%$) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders.

Such votes shall be sufficient to authorize MPD to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting MPD (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22. **THIS COURT ORDERS** that each Registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to MPD in the form required by section 185(6) of the OBCA and the Arrangement Agreement,

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which written objection must be received by MPD not later than 5:00 p.m. (Toronto time) on the last business day which is two days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Honourable Court.

23. **THIS COURT ORDERS** that MPD shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

24. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(i) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to MPD for cancellation in consideration for a payment of cash from MPD equal to such fair value; or

(ii) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have

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participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall MPD or any other person be required to recognize such Shareholders as holders of voting common shares of MPD at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from MPD's register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, MPD may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for MPD as soon as reasonably practicable, and, in any event, no less than 4 days before the hearing of this Application at the following addresses:

Fraser Milner Casgrain LLP
Young Y. Park and Arden V. MacLean
77 King Street West, Suite 400
Toronto-Dominion Centre

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12.

Toronto, Ontario M5K 0A1

Tel: (416) 863-4602 / (416) 863-4563
Fax: (416) 863-4592

Solicitors for MPD

28. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) MPD;

(b) KDI; and

(c) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29. **THIS COURT ORDERS** that any materials to be filed by MPD in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or

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collateral to the voting common shares of MPD or the articles or by-laws of MPD, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. **THIS COURT ORDERS** that MPD shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAR 2 9 2012

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Court File No.: CV-12-9659-OOCL

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O., 1990, C. B-16, SECTION 182, AS AMENDED

MOUNTAIN PROVINCE DIAMONDS INC.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

ORDER

FRASER MILNER CASGRAIN LLP
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, ON M5K 0A1
Facsimile: 416-863-4592

LAWYERS FOR the Applicant, Mountain Province Diamonds Inc.

Lawyer: Young Park (LSUC: 43550E)
Arden MacLean (LSUC: 56854V)
Email: young.park@fmc-law.com
arden.maclean@fmc-law.com
Telephone:416-863-4602 / 416-863-4563

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SCHEDULE “D”

NOTICE OF APPLICATION

D-1

Court File No. CV-12-9659-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY MOUNTAIN PROVINCE DIAMONDS INC. RELATING TO A PROPOSED ARRANGEMENT INVOLVING MOUNTAIN PROVINCE DIAMONDS INC. AND KENNADY DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

A PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on April 30, 2012 at 10:00 a.m., before a judge presiding over the Commercial List at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of

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appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least two days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: March 22, 2012

Issued by:

~~(Registry Officer)~~
Registrar

Address of local office:

Giuseppe Dipietro
Registrar

330 University Avenue
7th Floor
Toronto, Ontario
M5G 1R7

TO: **ALL HOLDERS OF COMMON SHARES OF MOUNTAIN PROVINCE DIAMONDS INC. AS AT MARCH 23, 2012**

TO: **ALL HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES OF MOUNTAIN PROVINCE DIAMONDS INC. AS AT MARCH 23, 2012**

AND TO: **ALL DIRECTORS OF MOUNTAIN PROVINCE DIAMONDS INC.**

The Auditors for Mountain Province Diamonds Inc.

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APPLICATION

1. The Applicant, Mountain Province Diamonds Inc. ("**MPD**"), makes application for:

   (a) a final order pursuant to section 182(5)(f) of the Ontario *Business Corporations Act* R.S.0. 1990, c. C. B.16, as amended ("**OBCA**"), approving a plan of arrangement (the "**Arrangement**") proposed by MPD and described in the Management Information Circular (the "**Information Circular**") attached as Exhibit "A" of the affidavit to be filed in support of this Application;

   (b) an interim order for the advice and direction of this Court pursuant to subsection 182(5) of the OBCA in connection with this Arrangement and this Application (the "**Interim Order**");

   (c) if necessary, an order abridging the time for the service or dispensing with service of the Notice of Application and Application Record; and

   (d) such further and other relief as this Court may deem just.

2. The grounds for the Application are:

   (a) MPD is governed by the OBCA and is a Canadian resource company primarily engaged in the process of permitting and developing a diamond deposit known as the "Gahcho Kué Project" located in the Northwest Territories of Canada;

   (b) The common shares of MPD are listed and traded on the Toronto Stock Exchange under the symbol "MPV" and on the New York Stock Exchange AMEX under the symbol "MDM". MPD's registered head office is located in Toronto, Ontario;

   (c) Kennady Diamonds Inc. ("**KDI**") is governed by the OBCA and is a wholly owned subsidiary of MPD that was incorporated for the purpose of the proposed Arrangement;

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2.

(d) MPD's principal asset is its ownership interest in the Gahcho Kué Project. MPD also owns 100 percent of the Kennady North Project. Under the proposed Arrangement, MPD will transfer certain assets, including the Kennady North Project, to KDI in exchange for a specified number of common shares of KDI, which MPD will then transfer to its shareholders;

(e) The Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA;

(f) All statutory requirements under the OBCA have been fulfilled or will be fulfilled by the return date of this Application;

(g) The directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained or will be followed and obtained by the return date of this Application;

(h) The Arrangement is put forward in good faith and is fair and reasonable;

(i) Section 182 of the OBCA;

(j) Rules 2.03, 3.02(1), 14.05, 16.04, 16.08, 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

(k) Such further and other grounds as counsel may advise and this Court may permit.

3. The following documentary evidence will be used at the hearing of the Application:

(a) such Interim Order as may be granted by this Court;

(b) the affidavit to be sworn by a representative of MPD, and the exhibits thereto, outlining the basis for an Interim Order for advice and directions;

(c) such further affidavit(s) to be sworn on behalf of MPD, and the exhibits thereto, reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings conducted pursuant to such Interim Order; and

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3.

(d) such further and other material as counsel may advise and this Court may permit.

4. Notice of this Application to Shareholders outside of Ontario is given pursuant to Rules 17.02(n) and 17.02(o) of the *Rules of Civil Procedure*, and the terms of any Interim Order for advice and directions granted by this Court.

Date: March 22, 2012

Young Y. Park
LSUC No. 43550E
Arden MacLean
LSUC No.56854V

Telephone: 416-863-4602 / 863-4563
Facsimile: 416-863-4562
Email: young.park@fmc-law.com
arden.maclean@fmc-law.com

Lawyers for the Applicant,
Mountain Province Diamonds Inc.

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D-7

Court File No. CV-12-9659-00CL

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO) R.S.O. 1990, c. B-16, AS AMENDED, SECTION 182

MOUNTAIN PROVINCE DIAMONDS INC.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

PROCEEDING COMMENCED AT
TORONTO

NOTICE OF APPLICATION

LAWYERS FOR the Applicant, Mountain Province Diamonds Inc.

Lawyer: Young Park (LSUC: 43550E)
Arden MacLean (LSUC: 56854V)
Email: young.park@fmc-law.com
arden.maclean@fmc-law.com
Telephone: 416-863-4602 / 416 863-4563
Facsimile: 416-863-4592

56990588.1

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SCHEDULE “E”

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) DISSENT RIGHTS

Rights of dissenting shareholders

(1)          Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)          amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)          amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)          amalgamate with another corporation under sections 175 and 176;

(d)          be continued under the laws of another jurisdiction under section 181; or

(e)          sell, lease or exchange all or substantially all its property under subsection 184 (3),

(f)          a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)          If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)          clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)          subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One Class of Shares

(2.1)          The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3)          A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

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(a)          amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)          deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4)          In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)          A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)          A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)          The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8)          The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9)          A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10)          A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

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(a)          the shareholder’s name and address;

(b)          the number and class of shares in respect of which the shareholder dissents; and

(c)          a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11)          Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12)          A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13)          A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)          On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)          the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)          the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)          the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

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Offer to pay

(15)          A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)          a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)          if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16)          Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17)          Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18)          Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19)          If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20)          A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21)          If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

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Notice to shareholders

(22)          Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)          has sent to the corporation the notice referred to in subsection (10); and

(b)          has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23)          All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24)          Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25)          The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26)          The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27)          The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

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Where corporation unable to pay

(28)          Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29)          Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)          withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)          retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30)          A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)          the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)          the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31)          Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32)          The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

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SCHEDULE “F”

CERTAIN INFORMATION CONCERNING KDI

The following information is provided by KDI (herein the “Company” or the “Corporation”), is presented on a post-Arrangement basis and is reflective of the proposed business, financial and share capital position of KDI. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

KDI was incorporated as “Kennady Diamonds Inc.” under the OBCA on February 27, 2012, for the purposes of the Arrangement. KDI is currently a private company and is a wholly-owned subsidiary of MPD. No material amendments have been made to KDI’s articles or other constating documents since its incorporation.

KDI’s head office, registered and records office, and principal business address are all located at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, M5J 2S1.

As of the date of this Information Circular, KDI is not a reporting issuer in any jurisdiction. On the Effective Date and as a result of the Arrangement, it is anticipated that KDI will become a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Newfoundland and Labrador, with Ontario being its principal regulator. KDI has applied to list the KDI Shares that will be issued pursuant to the Arrangement on the TSXV, however any listing of the KDI Shares is subject to meeting the TSXV’s initial listing requirements and there is no assurance such a listing will be obtained. See “Risk Factors” below for a discussion of, among other things, the risks associated with KDI’s proposed business and operations and the fact that the KDI shares are not currently publicly traded.

BUSINESS OF KDI

KDI was incorporated primarily to acquire from MPD all of MPD’s interest in the Kennady North Project and, to that end, KDI entered into the Arrangement Agreement with MPD. Pursuant to the terms of the Arrangement agreement, MPD shall take all commercially reasonable steps to ensure that, on or prior to the Effective Date, MPD shall transfer the Kennady North Project and the KDI Working Capital to KDI in exchange for a specified number of KDI Shares, which number of KDI Shares will be equal to 1/5 of the number of MPD Shares outstanding on the record date established by MPD on the Effective Date on a non-diluted basis.

INTERCORPORATE RELATIONSHIPS

KDI has no subsidiaries, and, immediately prior to the completion of the Arrangement, was wholly owned by MPD.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

KDI was incorporated on February 27, 2012 and has had no business operations to date.

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SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

KDI has not completed a financial year. The future operating results and financial position of KDI cannot be predicted. Shareholders may review the KDI unaudited Pro-Forma Balance Sheet attached as Appendix “A” hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on KDI’s business, financial condition or results of operations as at the date of this Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

STATED BUSINESS OBJECTIVES

On completion of the Arrangement, KDI intends to operate as a diamond exploration and development company. See “Properties” below for information on KDI’s proposed exploration program on the Kennady North Project.

PROPERTIES

KDI’s material property will be the Kennady North Project for which disclosure is provided below. KDI’s interest in the Kennady North Project (also referred to in this section as the “property” or the “claims”) constitutes KDI’s sole material property.

The following technical information concerning the Kennady North Project has been derived from and is based upon the Technical Report. A copy of the Technical Report is available for viewing during normal business hours up to the date of the Meeting at KDI’s offices located at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario M5J 2S1 and will also be available for review at the Meeting.

Gary Vivian, M.Sc., P.Geol., the President of Aurora Geosciences Ltd. and the author of the Kennady North Report, a qualified person for the purposes of NI 43-101, prepared the Kennady North Report and has approved this disclosure relating to the Kennady North Project.

Introduction

Aurora Geosciences Ltd. was commissioned by the Company to prepare an independent, Canadian National Instrument 43-101 compliant Technical Report, for the Kennady Lake North Property, located in the Northwest Territories, Canada.

The Kennady Lake North Property is wholly owned (100%) by MPD who plans to transfer title to a subsidiary company called Kennady Diamonds Inc., so that the parent company can focus on the Gahcho Kué Joint Venture with partner De Beers Canada.

This report provides details of diamond exploration conducted to date in order to indicate that Kennady Lake North (as defined in the Technical Report) is a property of merit suitable for further advancement.

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Technical Report

The following information has been derived from the Technical Report. All references and capitalized terms used within this section not otherwise defined in the remainder of this Information Circular, shall have the meaning ascribed thereto in the Technical Report.

Location and Ownership

The property is located 280 kilometres east-northeast of Yellowknife, NT in the District of MacKenzie and centered geographically at approximately 63°29’ North latitude and 109°11’ West longitude. The property is a land package consisting of eight mineral claims and five mining leases, referred to as Kennady Lake North, totalling 30,374 acres or 12,291.92 hectares. The Kennady Lake North Property covers an area roughly 20 kilometres long and 15 kilometres wide, overlying metamorphosed, Archean-aged supracrustal and intrusive rocks of the Slave Geological Province, with subsequent Cambrian aged kimberlite intrusions. Kennady Lake North is 100% owned by MPD at this writing.

Geology

The Kennady Lake North Property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga (Bleeker et al., 1999). The area consists of granodiorite intrusions, high-grade gneisses and migmatites, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province.

The emplacement of kimberlite bodies in the area is believed to have occurred approximately 542 Ma during the Cambrian Period. 87Rb-87Sr geochronology indicates that the age of the 5034 pipe is 542.2 ± 2.6 Ma (Heaman et al., 2003). Erosional processes since emplacement have had the significant effect of stripping the kimberlites down to their root zones, preserving only the hypabyssal and diatreme facies.

Mineralization

No diamond mineralization had been reported on the Kennady Lake North Property prior to the discoveries of three diamond-bearing kimberlites. The Faraday kimberlite was discovered in 1999 while drilling the source of geochemical and geophysical anomalies. The Kelvin and Hobbes kimberlites were discovered in 2000.

All of the kimberlites in the Kennady Lake area are portions of the deep roots of an intrusive kimberlitic complex, consisting of predominantly hypabyssal facies, transitional to diatreme facies kimberlite (Kurszlaukis and Lorenz, 2008). There are numerous interconnecting feeder and precursor dykes. The geometry of the intrusive bodies is complex in places, leading to the assignment of lobes to simplify diamond valuation work.

The complex structure and geometry is the result of a combination of their Cambrian age (Heaman et al., 2003) and the effects of weathering processes on the Slave craton over the past 500 Ma since emplacement. This has produced a deep cross-section of the original kimberlite intrusions, which are now further masked by lake basins, glacial sediments and country rock.

The first diamond valuation work performed on the Kelvin and Faraday kimberlite pipes was undertaken in 2002. The valuation study used samples taken from core drilling in 1999, 2000 and 2001. The diamond counts and distribution are listed in Table 9-1, along with the 5034 and Hearne pipe results for comparison. Unless otherwise indicated, diamond recovery work was performed by the De Beers Kimberley Micro-Diamond Laboratory (KMDL) in South Africa.

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Table 0 1. Summary of 2002 Diamond Recovery

Square Mesh Size (mm)	Kelvin [184 kg] (Dm No.)	Faraday [40 kg] (Dm No.)	Hearne [128 kg] (Dm No.)	5034 [160 kg] (Dm No.)
2.000	5	1	2	4
1.000	9	0	10	10
0.500	11	5	17	23
0.300	44	11	46	37
0.212	65	12	77	68
0.150	137	21	83	138
0.104	173	24	143	218
Macro Total	25	6	29	37
Micro Total	419	68	349	461
TOTAL	444	74	378	498

NOTE: Any diamond over 0.5 mm is considered a macro-diamond.

History

MPD has completed numerous exploration programs on the Kennady Lake North Project since 1992. In 1997, MPD, Monopros Ltd. (subsequently known as De Beers Exploration) and Camphor Ventures Inc. (“Camphor”) signed a letter agreement. De Beers Exploration took over operation of the exploration program with an option to earn a 60% share if the deposit becomes a mine. A Joint Venture Agreement was signed in 2002 between MPD, De Beers Exploration and Camphor (referred to as the Gahcho Kué Joint Venture). Exploration activity on the Kennady Lake North Property ceased in 2003, when the Joint Venture decided to focus its efforts on the Gahcho Kué kimberlite cluster. Up to that point in time MPD had conducted exploration work consisting of geochemical till sampling, geophysical surveys (ground & airborne) and diamond drilling. In 2006, MPD acquired the controlling interest in Camphor to maintain a 49% interest in the Gahcho Kué Joint Venture.

Exploration work performed on the Kennady Lake North Property has been performed by multiple operators. Initial exploration was conducted under the direction of MPD as the 100% owner. Subsequent to forming the joint venture with De Beers, all activity has either been undertaken by De Beers Exploration directly, or by contractors under the supervision of De Beers Exploration personnel. The commissioned writer was involved in field operations during the time De Beers Exploration was the operator on the Kennady Lake North.

Exploration

MPD resumed grassroots exploration of its 100% owned Kennady Lake North Project in 2011 with the completion of a HeliFalcon airborne gravity-gradiometer (AGG) survey. The survey was flown by Fugro Airborne Surveys. Processing of the survey data identified over 70 geophysical anomalies, of which 29 are considered high priority, as they resemble the signatures of known kimberlite bodies in the Kennady Lake area. Exploration in the region is consistent with industry best practices and is appropriate for the type of host rock and mineralization.

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Exploration Programs

No work was conducted by the original claim staking company, Inukshuk. Exploration activities were conducted by Canamera Geological Ltd. between 1992 and 1996 under direction of the original operator, MPD, and its predecessor company, Mountain Province Mining Inc. From 1997 onward, exploration activities were conducted by De Beers Exploration as the project operator of the Gahcho Kué Joint Venture between De Beers Exploration and MPD. At the time the joint venture agreement was signed, De Beers Exploration was known as Monopros Ltd.

Canamera Geological Ltd.

Canamera Geological Ltd. acted as the operator for MPD prior to the Joint Venture with De Beers Exploration (Johnson et al., 2010). Exploration work carried out by Canamera between 1992 and 1994 comprised 933 reconnaissance and follow-up glacial drift samples and an airborne electromagnetic (EM) survey. From 1995 to 1996, additional exploration comprised bedrock and surficial mapping, airborne and ground geophysical surveys, and the collection of 1,842 sediment samples (Johnson et al., 2010).

The AK5034 (5034) kimberlite was discovered in January, 1995, on what is now the Gahcho Kué Property. Between 1995 and 1996, it was drill tested with exploration and delineation drill core holes. Geotechnical investigations of the kimberlite were also undertaken by Canamera and Bruce Geotechnical Consultants Inc. Specific data collected consisted of core recovery, rock quality designation, lithological information and alteration, point load tests, preliminary determination of rock mass types, strength ratings and preliminary determinations of slope requirements for rock mass types (Johnson et al., 2010).

In 1996, a 105.2 tonne mini-bulk sample was obtained from the 5034 kimberlite using PQ diameter diamond drilling to evaluate micro-diamond recovery. An additional 10.2 tonnes of material from NQ delineation holes was added to the mini-bulk sample (ibid.).

Gahcho Kué Joint Venture

A Letter Agreement between MPD, Camphor and Monopros commenced the 1997 exploration season with a low-level magnetic and five-frequency electromagnetic (EM) survey over the AK Property. Follow-up of the geophysical anomalies consisted of 2,211 sediment samples, NQ core in five holes and reverse-circulation (RC) drilling in four holes (Johnson et al., 2010).

Eight targets were identified from this work, including three additional kimberlite discoveries (Tesla, Tuzo and Hearne). Delineation drilling on the four kimberlites comprised nine holes.

In 1998, sediment sampling (945 samples) and diamond drilling were conducted. Thirteen holes were completed on geophysical targets outlined by airborne and ground geophysical surveys. A total of 708 sediment samples were collected from the southern portion of the property. This included a detailed grid concentrating both up- and down-ice of the Gahcho Kué kimberlite cluster.

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The joint venture focus shifted primarily to the southern portion of the AK Property and the Gahcho Kué kimberlite cluster in 2000. Airborne and ground geophysical surveys were conducted and 670 samples in 20 litre pails were collected for Kimberlite Indicator Mineral (KIM) analyses. In addition, 385 geochemical samples were taken.

Detailed EM surveys were conducted between the Kelvin kimberlite and the Gahcho Kué cluster. The geophysical data covered all of Kennady Lake to south of the Tesla pipe and delineated the full extent of the Dunn dyke. A total of 23 geophysical targets were test drilled using NQ core. One hole was drilled on the Hearne kimberlite and three were used to test the Dunn anomaly.

In 2002, the actual Gahcho Kue Joint Venture Agreement was signed.

In 2003, six ground gravity surveys and four grid extensions were completed in the AK claim group. A small glacial drift sampling program was also completed (21 samples). Core drilling was undertaken at the Kelvin kimberlite, with five holes, Faraday kimberlite in three holes, two holes on possible extensions to the Hearne kimberlite, one hole to test a possible 5034 extension and one hole to test a target southwest of the Tesla kimberlite.

Project Development Concept

The focus of MPD’s work in the Kennady Lake North area has concentrated on the discovery and delineation of diamond-bearing kimberlite intrusive rocks. Up until exploration activity ceased on the property, three kimberlites had been discovered, along with numerous untested geochemical and geophysical survey anomalies. These anomalies will be the focus of future exploration work.

The Faraday kimberlite body was discovered in the spring of 1999 by the joint venture operator De Beers Exploration. The kimberlite is located approximately 12 kilometres northeast of Kennady Lake and 3 kilometres north-northeast of the Kelvin kimberlite body. Subsequent drill holes intersected kimberlite 160 meters northeast and 600 meters southwest of the initial discovery holes. Due to the significant strike length, this body is interpreted to be part of a kimberlite feeder dyke system. Micro-diamond results from 1999 samples are similar to the Hearne and 5034 pipes of the Gahcho Kué Joint Venture.

The Kelvin kimberlite body was discovered in the spring of 2000 by the joint venture operator De Beers Exploration. The kimberlite is located approximately 9 kilometres northeast of Kennady Lake and 3 kilometres south-southwest of the Faraday kimberlite. Subsequent drilling intersected a kimberlite dyke approximately 200 meters south of the Kelvin kimberlite under the same narrow lake. Micro-diamond results show similarities to the 5034 and Hearne pipes of the Gahcho Kué Joint Venture.

The Kennady Lake North Property area is underexplored and still hosts numerous untested or unresolved kimberlite indicator mineral (KIM) and geophysical anomalies. A budget of $1.56 million Canadian has been proposed for the Kennady Lake North Property for 2012.

Property Description and Location

The Kennady Lake North Property is located in Canada’s Northwest Territories, approximately 280 kilometres east-northeast of Yellowknife, NT (Figure 1) and geographically centered at 63°29’ North latitude and 109°11’ West longitude. The property is comprised of five mining leases and eight claim blocks, totalling 30,374 acres or 12,291.92 hectares (Figure 2). The claims cover an area roughly 20 kilometres long by 15 kilometres wide and are located on NTS map sheets 75N/06 and 75N/11. Table 1 summarizes the mineral claim and mining lease details, current to the end of January 2012. At the time of report preparation the property is 100% owned by Mountain Province Diamonds Inc.

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Figure 1. Property Location Map

Figure 2. Mineral Tenure

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Table 1. Kennady Lake North Property lease and claim status

Claim Number	Claim Name	NTS Map Sheet	Ownership	Acres	Hectares	Claim Anniversary Date
K01384	KWEZI 01	075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Nov-22
K13832	KWEZI 02	075N11	Mtn. Province Diamonds Inc.	1,890.50	765.06	2012-Jul-12
K13833	KWEZI 03	075N06	Mtn. Province Diamonds Inc.	233.50	94.50	2012-Jul-12
K13834	KWEZI 04	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13835	KWEZI 05	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13836	KWEZI 06	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13837	KWEZI 07	075N06, 075N11	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12
K13838	KWEZI 08	075N06	Mtn. Province Diamonds Inc.	2,582.50	1,045.10	2012-Jul-12

Lease Number	Original Claim No.	NTS Map Sheet	Ownership	Acres	Hectares	Lease Anniversary Date
4340	F28431	075N06, 075N11	Mtn. Province Diamonds Inc.	2,531	1,024.26	2023-Jul-17
4342	F28443	075N06	Mtn. Province Diamonds Inc.	2,611	1,056.63	2023-Jul-17
4466	F28434	075N06, 075N11	Mtn. Province Diamonds Inc.	2,513	1,016.97	2023-Jul-17
4467	F28435	075N06, 075N11	Mtn. Province Diamonds Inc.	2,545	1,029.92	2023-Jul-17
4468	F28436	075N06, 075N11	Mtn. Province Diamonds Inc.	2,555	1,033.97	2023-Jul-17

The Kennady Lake North Property is part of a larger group of original claims known as the AK Property. The four mining leases are all that remains of this original claim group. The AK Property was staked by Inukshuk Capital Corp. in 1992 and optioned to Mountain Province Mining Inc. (MPM) later that same year. The original staking covered a land area of about 520,000 ha and consisted of the AK and CJ claim groups. Most of the CJ claims lapsed in November, 2001, with the remainder following in August, 2002.

Additional partners in the original AK Property included Camphor, and 444965 BC Ltd., a subsidiary of Glenmore Highlands Inc. (Glenmore Highlands). At the time Glenmore Highlands was a controlling shareholder of Mountain Province Mining Inc. as defined under the Securities Act of British Columbia. 444965 BC Ltd. amalgamated with Mountain Province Mining Inc. in 1997, to form MPD and Camphor Ventures’ interest in the property was acquired by MPD in 2007.

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The eight current claims in the Kennady Lake North Property were predominantly staked July 12, 2010 (KWEZI 02 to KWEZI 08) with an additional claim (KWEZI 01) staked November 22, 2010. All eight claims are in good standing as of January 31, 2012.

To the east of, and bordering on, some of the claims and leases, Parks Canada and the Lutsel K’e Dene First Nations have withdrawn lands for the proposed Thaidene Nene National Park. No staking or mineral exploration is currently allowed in this area.

The Kennady Lake North Property is held 100% by MPD. It is the intention of MPD to transfer title to a wholly-owned subsidiary named Kennady Diamonds Inc., subject to regulatory and TSX Venture Exchange approval.

There are no environmental liabilities associated with the Kennady Lake North Property. At the time of writing, MPD is applying for a land use permit to facilitate advanced exploration on the property. First Nations consultations are current and up-to-date.

Kennady Lake North Mineral Tenure

Access, Infrastructure and Local Resources

The Kennady Lake North Property is located in the Northwest Territories approximately 280 kilometres east-northeast of Yellowknife and 80 kilometres southeast of the Snap Lake Mine. It is 25 kilometres north of the tree line with no permanent road access. Centered geographically at 63°29’ North latitude and 109°11’ West longitude, the property covers an area roughly 20 kilometres long and up to 15 kilometres wide.

Access to the property is easiest via ski- and/or float-equipped fixed wing aircraft and helicopters. The Gahcho Kué Joint Venture, five kilometres to the south, builds a winter airstrip on Kennady Lake capable of accommodating Dash-7 and C-130 Super Hercules (L100) cargo aircraft.

Gahcho Kué also has access to the Tibbitt-Contwoyto Lake Ice Road via a 120 kilometre spur which is not in regular operation. This spur comes within just a few kilometres of the very southwestern portion of the Kennady Lake North property terminating at the Kennady Lake site. The Tibbitt-Contwoyto Lake Ice Road operates from late January to the beginning of April in most years to resupply the Ekati, Diavik and Snap Lake diamond mines. It connects with the Ingraham Trail (NWT Highway 4), a paved highway that runs for approximately 70 kilometres east of Yellowknife. Transportation within the Kennady Lake North Property is by helicopter, small ski- or float-equipped fixed wing aircraft or on foot.

Early exploration of the Kennady Lake North Property was carried out from a camp on Kennady Lake at the site of the Gahcho Kué deposit. Future exploration will be conducted from a new 15 man camp on the property which will consist of six to nine insulated sleep tents, an office tent and kitchen/dry complex. A core shack with workshop and core cutting room, and a generator shack will also be constructed.

Yellowknife is the largest supply centre in the area. This small city (pop. 18,700) has many amenities. It is serviced by four airlines with daily flights connecting to the south. A paved highway also extends from Yellowknife south to Alberta. Highway service (trucking) may be limited during freeze up and breakup of the Mackenzie River, but a bridge over the Mackenzie crossing at Fort Providence (Deh Cho Bridge) is slated for completion by September 2012. All logistical support, labour and professional staff can be supplied from Yellowknife, NT.

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Topography & Physiography

The Kennady Lake North Property is part of the Barrenlands on the edge of the zone of Continuous Permafrost. The area is characterized by heath and tundra (low shrubs and alpine-type vegetation) with occasional knolls, surface outcrops and localized surface depressions, interspersed with lakes. Thin, discontinuous covers of mineral soil, organic materials and glacial drift overlie shallowly buried bedrock. Some small stands of stunted spruce occur in the area (Ecological Stratification Working Group, 1995).

The area is characterized by low to moderate relief, ranging from 400 meters to 550 meters ASL (above sea level). Elongate north-northeast trending outcrop expressions vary in height from a few meters up to 20 meters. Local topographical relief can be up to 40-50 meters and as such, one can usually see 10’s of kilometres in any direction. Outcrops are separated by numerous small ponds, lakes and marshy depressions. In some places, overburden is very extensive and there may be as little as 5% outcrop in an area, but this can vary widely across the property.

Flora and Fauna

The local habitat represents the transition from sub-Arctic taiga coniferous forest to treeless tundra. Year-round fauna includes red fox, Arctic fox, Arctic ground squirrel (sik-sik), Barrens grizzly, wolf, wolverine and ptarmigan. Migratory species include Barrenlands caribou and many species of birds. During the summer months (mid-June to mid-August), heavy concentrations of biting flies (mosquito and black fly) are present (NWT Department of Environment & Natural Resources web site).

Vegetation in the area is characteristic of Arctic tundra, with moss, sedges, lichens and dwarf species of willow and birch. Patchy stands of conifers may be found in low-lying, sheltered areas near streams and rivers and can be found as far north as Kirk Lake. The trees may reach up to 2 meters in height under ideal conditions of slope, drainage and isolation.

Adjacent Properties- Gahcho Kué

The Kennady Lake North Project lies adjacent to the Gahcho Kué Joint Venture’s Kennady Lake Project, which is owned by De Beers Canada (operator) and MPD. The kimberlites that form the cluster under Kennady Lake (5034, Hearne & Tuzo) are currently undergoing the development and regulatory process that will eventually lead to the construction and operation of a diamond mine.

This has included but not been limited to estimations of Mineral Resources. For a detailed explanation of methodologies the reader is referred to the NI 43-101 Technical Report of Johnson et al. (2010). It should be noted that Mineral Resource estimates are based upon bulk sampling and may not reflect grade at a conventional diamond mine processing plant.

Overall, the Gahcho Kué deposit has an Indicated Resource of 30.2 million tonnes grading 167 cpht (carats per hundred tons), and an Inferred Resource of 6.0 million tonnes grading 173 cpht (Johnson et al., 2010). The location of the proposed mine is 9-12 kilometres from the kimberlites on the Kennady Lake North Property (Kelvin, Hobbes and Faraday).

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(i) 5034 Kimberlite

The 5034 kimberlite pipe is a layered hypabyssal kimberlite root consisting of four joined bodies or ‘lobes’, along with two small satellite pipes (North and South). The transition from HK (Hypabyssal Kimberlite) to HKt (Transitional Hypabyssal Kimberlite) phases is indicated by an Orange Marker unit, which is a specific petrological layer. Maximum diamond concentrations are often located close to this marker (Johnson et al., 2010).

The limitations of data collected on the 5034 Centre and West lobes did not allow the production of accurate 3D models for these bodies. Macro-diamond distribution in the Centre Lobe does not follow any systematic, petrological relationship, especially with respect to high-grade diamond zones. Resource models consider the Centre and West lobes to be undifferentiated (Johnson et al., 2010). The generation of transitional kimberlite textures is still poorly understood for 5034.

Block models were used to model diamond grades in the 5034 kimberlite, based upon LDD drilling of the West and Centre lobes. The LDD holes drilled in 1999 used a 12.25” diameter hole. This was switched to a 24” diameter hole. Sample intervals changed from 18 m in 1999 to 6-12 m in 2001-2002. Therefore grade estimation was directly affected by the drill hole diameter and sample lengths. The discrepancies were resolved by regularizing, calculating mining grade using a normalized open pit bench height.

(ii) Hearne Kimberlite

The Hearne kimberlite in actual fact consists of two pipes (North and South). Five discrete phases were identified in the Hearne kimberlites based upon geology and mineralogy. Differences in macro-diamond grade are attributed to geology and spatial location within the pipe structure. The best grades were interpreted to be located in conjunction with the transition from HK to TK in the kimberlite intrusion. The Hearne South body is composed of up to 50% granite xenoliths in a matrix of diatreme facies TK (Johnson et al., 2010).

(iii) Tuzo Kimberlite

The Tuzo pipe exhibits inconsistent diamond counts in both macro- and micro-diamond analyses. Drilling attempted to distinguish between high-grade and low-grade zones with little success (Johnson et al., 2010). The reason given is that the Tuzo pipe consists of multiple phases of kimberlitic magma emplacement, and in places, is heavily diluted with granite xenoliths. This is thought to represent multiple phases of kimberlite magma emplacement, and makes determination of grade models problematic due to dilution by the granitic xenoliths.

(iv) Doyle and New Century Properties

GGL Resources Corp. retains mineral title or joint venture mineral rights to three groups of claims in this area. The first is the Doyle Project, which covers a diamondiferous kimberlite dyke. There is also the New Century group of mine leases optioned from Mountain Province, Camphor and De Beers Canada. They also have a joint venture in the area with De Beers Exploration consisting of five claims adjacent to the Gahcho Kué kimberlite cluster.

F-11

Mineral Processing and Metallurgical Testing

The Kennady Lake North Property is still considered a relatively early stage exploration project and as such has had no mineral processing or metallurgical testing completed. Shortly after the discovery of kimberlites on the property during regional exploration by the Gahcho Kué Joint Venture, a decision was made by the operator, De Beers, to focus on the Gahcho Kué kimberlite cluster.

Mineral Resources and Mineral Reserve Estimations

There are no mineral resource estimates for the Kennady Lake North Property. The reader is referred to Section 15 of the Technical Report– Adjacent Properties, for a discussion of the estimations for the Gahcho Kué deposit.

Other Relevant Data and Information

There are no other relevant data or information for the Kennady Lake North Property.

Interpretation and Conclusions

Much of the Kennady Lake North Property consists of transitional sub-Arctic taiga forest to Barrenlands (moving north of the tree line). Glacial drift in the region consists of thin veneers of either basal (lodgement) till or glaciofluvial outwash. The basal till tends to be locally derived and minimizes the transport distances of KIM’s. The property is underlain in the west by granitic intrusions and high-grade metamorphosed granite-gneiss (orthogneiss & paragneiss). To the east of Kennady Lake, the country rock is more typical of the Yellowknife Supergroup, with metasediments and minor volcanic or volcaniclastic lithologies metamorphosed at lower grade. Kennady Lake lies on the southeastern corner of the Slave Geological Province, an Archean craton over 2.5 Ga in age.

The Kennady Lake North Property was explored for diamonds between 1992 and 2008. However, since the formation of the Gahcho Kué Joint Venture in 2002, the focus of the operator (De Beers) has been the Gahcho Kué kimberlite cluster. Thus, MPD has retained 100% ownership in the Kennady Lake North property consisting of eight mineral claims and five mining leases. The most recent exploration conducted to date at Kennady Lake North has consisted of an airborne geophysical survey to test for gravity anomalies related to potential kimberlite intrusions. The FALCON Airborne Gravity Gradient (AGG) survey was flown over both the Gahcho Kué Joint Venture and the Kennady Lake North properties using a helicopter as the survey platform. The survey covered a total of 3,860 line-km at a 50 m line spacing and 30 m terrain clearance. The airborne survey was able to delineate the existing kimberlite intrusions located on both the Gahcho Kué Joint Venture and Kennady Lake North properties.

In addition, approximately 70 anomalies have been noted on the FALCON gravity gradient map, some 29 of which are slated for detailed ground follow-up with ground geophysical surveys and diamond core drilling. The Gahcho Kué and Kennady North kimberlites are coincident with a northeast-trending gravity lineament on the AGG survey. This is possibly related to structural controls imparted by the Great Slave Lake Shear Zone to the south (Hanmer, 1987).

Due to the age of emplacement (540 Ma) and subsequent erosional processes, the intrusions in the Kennady Lake area are more typical of the root systems (hypabyssal) of kimberlite magmatic complexes, preserving some transitional and diatreme phases. The upper diatreme and crater facies observed elsewhere in Canada are completely missing here (Field and Scott-Smith, 1999). The geometric relationships are complicated by numerous interconnecting feeder and precursor dykes typical of a kimberlite root zone.

F-12

As of this writing, the property is host to numerous unresolved geophysical and KIM anomalies. The Kelvin, Faraday and Hobbes kimberlites lie within the property boundary and will be the target of advanced, follow-up exploration activity. The focus of regional grassroots exploration will be the ranking and testing of airborne gravimetric anomalies using bathymetry, ground geophysical surveying, till sampling and diamond drilling. There are previously documented KIM anomalies on the property indicating potential remains for the discovery of additional kimberlites through glacial drift prospecting and follow-up.

Recommendations

The proposed 2012 work plan and budget is contingent upon Mountain Province Diamonds creating a wholly owned subsidiary, Kennady Diamonds Inc., to conduct exploration activities on the Kennady Lake North Property. The Kennady Lake North Property has at least 3 kimberlite targets which are ready for further delineation. The proposed geophysical program would prioritize drill targets from the airborne gravity-gradient survey. It is critical to note the determination of diamond potential requires continued exploration in an attempt to unravel the complexities of the geology and mineralization in this extremely altered and deformed geological environment. The targets identified to date will likely just be the start to documenting other kimberlite occurrences in the region.

The following two-phased program and budget is recommended:

Phase 1

Geophysics (4 man crew) and Bathymetry
Geophysical gear prep	$1,200.00
Bathymetry – 5 days @ $2,200 per day	$11,000.00
Magnetic Surveying - 10 days @ $2,600 per day	$26,000.00
One day mob and one day demob - 2 days @ $1,950 per day	$3,900.00
Expediting 40 hr. @ $80 per hour	$3,200.00
Processing data – 3 days @ $750 per day	$2,250.00
6 twins in and 3 twins out, 1 supply @ $5040 per trip	$45,360.00
Grub – 4 people for 18 days @ $140 per day	$2,520.00
Camp - $250 per day X 18 days.	$4,500.00
Snowmachines and sleds (2) @ $220 per day X 18 days	$3,960.00
Safety gear @ $45 per day X 18 days	$810.00
Fuel – 8 diesel and 3 gas	$4,500.00
Sub-total Budget for Geophysical Program	$109,200.00
Plus 5% GST	$5,460.00
Plus 10% Contingency	$10,920.00
Total Geophysical Program Budget	$125,580.00

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Phase 2

The second phase of exploration will focus on the priority surface exploration targets from above.

Diamond Drilling
Estimate $500/m X 2500m	$1,250,000.00
Plus 5% GST	$62,500.00
Plus 10% Contingency	$125,000.00
Total Proposed Budget for Drilling Priority Targets	$1,437,500.00
Total Proposed Budget for Year 1	$1,563,080.00

SELECTED FINANCIAL INFORMATION

KDI has not completed a financial year. The following table sets out selected unaudited financial information on a pro-forma basis assuming completion of the Arrangement and should be read in conjunction with, and is qualified by reference to, KDI’s unaudited pro-forma balance sheet attached as Appendix “A” to Schedule “F” to this Information Circular. KDI’s unaudited pro-forma balance sheet was prepared on the basis of IFRS.

Current assets	$3,000,001
Mineral interests	$35,238
Total assets	$3,035,239
Shareholders’ equity	$3,035,239

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited pro-forma financial statements as at March 26, 2012. The unaudited pro-forma financial statements have been prepared in accordance with IFRS. This discussion provides management’s analysis of KDI’s historical financial and operating results and provides estimates of KDI’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as at March 29, 2012.

Certain information set forth in this Management’s Discussion and Analysis, including management’s assessment of KDI future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond KDI’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. KDI’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that KDI will derive there from. KDI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars.

Selected Financial Data

The following selected financial information is derived from the carve-out financial statements of KDI, as of December 31, 2011, prepared in accordance with IFRS.

Current assets	$62,515
Total assets	$97,753
Total liabilities	$117,618
Total shareholder’s equity	$(19,865)
Working capital	$(55,103)
Revenue	$0
Comprehensive loss	$(899,636)

Results of Operations

KDI has had no operations to date.

Liquidity and Capital Resources

On a carve-out basis, current assets at December 31, 2011 were $62,515 including cash and cash equivalents. There was no cash and cash equivalents. Working capital at December 31, 2011 was $(19,865).

Off-Balance Sheet Arrangements

The Corporation has not participated in any off-balance sheet arrangements.

Transactions with Related Parties

Other than matters related to the completion of the Arrangement, KDI has not participated in any related party transactions for the period ended March 29, 2012.

Risks and Uncertainties

At the present time, KDI does not hold any interest in a mining property in production. Its viability and potential success lie in its ability to develop, exploit and generate revenue out of mineral deposits. Revenues, profitability and cash flow from any future mining operations involving KDI will be influenced by diamond prices and by the relationship of such prices to production costs. Such prices have fluctuated widely and are affected by numerous factors beyond KDI’s control.

KDI has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements. There can be no assurance that KDI will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. There can be no certainty that KDI will continue as a going concern. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of KDI with the possible dilution or loss of such interests.

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Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to KDI is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared.

DIVIDEND POLICY

KDI has not paid dividends since its incorporation. KDI currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of KDI consists of an unlimited number of common shares. On completion of the Arrangement, it is anticipated that there will be 16,129,111 KDI Shares outstanding (assuming no vested MPD Options are exercised prior to the Effective Date).

Up to an additional 172,800 (rounded down) KDI Shares may be outstanding, post-Arrangement on the Effective Date, if all of the vested MPD Options are exercised before the Effective Date.

Shareholders of KDI Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of KDI available for distribution to holders of KDI Shares in the event of liquidation, dissolution or winding up of KDI. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares of KDI.

CONSOLIDATED CAPITALIZATION

KDI has not completed a financial year. There have not been any material changes in the share and loan capital of KDI basis since the date of incorporation.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

The purpose of the KDI Stock Option Plan is to allow KDI to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of KDI. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of KDI and are required to have an exercise price no less than the Market Price (as defined by applicable TSXV policies) less the allowable discount permitted by the TSXV. Pursuant to the KDI Stock Option Plan, the Board of Directors of KDI may from time to time authorize the issue of options to directors, officers, employees and consultants of KDI and its subsidiaries or employees of companies providing management or consulting services to KDI or its subsidiaries. Subject to certain approvals and the rules and regulations of the TSXV, a maximum of 10% of the issued shares of the Company at the time of the stock option grant can be reserved as options, with a maximum of 5% of the issued shares of the Company to be granted to any one individual in any 12 month period (unless the Company has obtained disinterested shareholder approval). The plan is also subject to a condition that no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period and that no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period. The KDI Stock Option Plan contains no vesting requirements, but permits the Board of Directors of KDI to specify a vesting schedule in its discretion. The KDI Stock Option Plan also provides that, subject to TSXV rules and regulations, if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

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Any option granted pursuant to the KDI Stock Option Plan, to the extent not validly exercised, will terminate on the earlier of the following dates: (a) the date of expiration specified in the applicable stock option agreement, being not more than ten (10) years after the date the option was granted; (b) the date of termination of the optionee's employment or upon ceasing to be a director and/or officer of KDI or up to a period not exceeding one (1) year thereafter for any cause other than by retirement, permanent disability or death unless the optionee was retained to provide consulting or investor relations activities in which case up to a period not exceeding thirty (30) days thereafter; (c) one (1) year after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent the optionee would have been entitled to exercise it at the time of his death if the employment of the optionee had been terminated by KDI on such date; and (d) one (1) year after termination of the optionee's employment by permanent disability or retirement under any retirement plan of KDI during which one (1) year period the optionee may exercise the option to the extent he was entitled to exercise it at the time of such termination. No option shall be transferable or assignable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during its lifetime only by such optionee. Subject to regulatory approval, the Board of Directors may from time to time amend or revise the terms of the KDI Stock Option Plan or may discontinue the KDI Stock Option Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any option theretofore granted under the KDI Stock Option Plan.

The KDI Stock Option Plan is a rolling stock option plan reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. Following completion of the Arrangement, under TSXV policy, the KDI Stock Option Plan must be approved and ratified by KDI’s shareholders on an annual basis.

No stock options have been granted under the KDI Stock Option Plan or otherwise since incorporation.

The full text of the KDI Stock Option Plan is available for viewing up to the date of the Meeting at MPD’s offices at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario M5J 2S1 and will also be available for review at the Meeting, and is attached hereto as “Appendix “E” to Schedule “F”- Certain Information Concerning KDI”.

PRIOR SALES

KDI has not issued any shares except one incorporation KDI Share to MPD.

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There are no KDI Shares currently held in escrow or that are subject to a contractual restriction on transfer.

RESALE RESTRICTIONS

See “Securities Law Considerations” in this Information Circular.

There is currently no market through which the KDI Shares may be sold and unless the KDI Shares are listed on a stock exchange, shareholders may not be able to resell the KDI Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of KDI, no person, upon completion of the Arrangement will, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of KDI, other than Bottin Investments Ltd., which will own 3,120,685 KDI Shares representing approximately 19.35% of the issued and outstanding MPD Shares.

DIRECTORS AND OFFICERS

The Board of Directors of KDI consists of Patrick Evans, Jonathan Comerford, Carl G. Verley and David Whittle. Patrick Evans is also the President and CEO, Jonathan Comerford is the Chairman. Jennifer Dawson is the CFO and Corporate Secretary. In addition, KDI may appoint additional directors and officers.

Name, Position and Municipality of Residence (1)	Principal Occupation for the Past Five Years (2)	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly, after the Arrangement	Percentage(3)
Patrick Evans President, Chief Executive Officer and a Director, Arizona, United States	President and CEO of MPD since November 2005. CEO and director of Norsemont Mining Inc. from June 2007 to 2011.	184,078	1.15%
Jonathan Comerford(3)(4)(5) Chairman of the Board and a Director, County Dublin, Ireland	Investment Manager at International Investment and Underwriting since August 1995.	13,455	0.08%
Carl G. Verley(3)(4)(5) Director British Columbia, Canada	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983.	48,600	0.30%
David Whittle(3)(4)(5) Director British Columbia, Canada	CFO of Alexco Resource Corp. since October 2007; formerly CFO of Hillsborough Resources from August 2004 to August 2007; self-employed Chartered Accountant prior.	14,120	0.09%
Jennifer Dawson Chief Financial Officer and Corporate Secretary	CFO and Corporate Secretary of MPD since May 2006; Financial consultant for Arizona Star Resources Corp. from July 2004 to December 2008; Financial consultant for Blacksands Petroleum, Inc. from August 2007 to April 2011.	13,360	0.08%

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(1)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.

(2)	If the primary occupation of the individual is not with the Corporation.

(3)	Member of the Corporation’s Audit Committee (Mr. Whittle chair).

(4)	Member of the Corporation’s Compensation Committee (Mr. Verley chair).

(5)	Member of the Corporation’s Corporate Governance Committee (Mr. Whittle chair).

Upon completion of the Arrangement, it is expected that the directors and senior officers as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 273,613 KDI Shares, representing approximately 1.7% of the issued KDI Shares assuming no vested MPD Options are exercised prior to the Effective Date.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of MPD since November 2005. He is a resident of Arizona, USA. Since 1999, he has had extensive experience in the mining industry. Mr. Evans was a non-executive director of First Uranium Corp. (a uranium and gold mining company) from December 2006 to September 2010. Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the spring of 2011. He also served as a non-executive of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was taken over.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of MPD since September 2001 and the Company’s Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manger at IIU Limited since August 1995. He serves as a director of Optional Payment Plc.

Carl G. Verley, B. Sc., P. Geo.

Mr. Carl Verley is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May 1974. He worked for Cordilleran Engineering Ltd. from 1975-1982. He has been a self-employed geologist since 1982. From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc. and since July 2003 to December 2011, he has been a director of Alphamin Resources Corp. (formerly La Plata Gold Corporation). Currently and since 1986 he as been a director of MPD and since 2007 he has been a director of African Metals Corporation. He is the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, that he formed 1983. He is vice president of exploration for Windstorm Resources Inc. He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists.

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David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada. He has been a director of MPD since November 1997. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. Since October 2007, Mr. Whittle’s principal occupation has been Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting.

Jennifer M. Dawson, B.B.A.

Ms. Dawson has been MPD’s Chief Financial Officer and Corporate Secretary since May 2006. She is a resident of Ontario, Canada. Since 2004, she has been a self-employed financial consultant, and in addition to her CFO and Corporate Secretary roles with MPD since May 2006, she provided financial and administrative services to Arizona Star Resource Corp. as a consultant from 2005 to 2008 (now owned 100% by Barrick Gold Corporation), and to Blacksands Petroleum, Inc. (2007 to 2010).

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

To the knowledge of KDI, other than as set out below, no director:

1.	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, CEO or CFO of any company (including MPD) that:

(i)	was the subject, while the director was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the director was acting in the capacity as director, CEO or CFO of such company; or

2.	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including MPD) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director; or

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4.	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

5.	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Eurasia Management”) were subject to a cease trade order issued by the OSC, which required all trading in and all acquisitions of securities of Eurasia by Eurasia Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Eurasia Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Eurasia Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Eurasia Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford is a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008.

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by KDI during the period from incorporation.

Conflict of Interest

The directors and officers of KDI will not be devoting all of their time to the affairs of KDI. Certain of the directors and officers of KDI are directors and officers of MPD. The directors and officers of KDI are required by law to act in the best interests of KDI. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to KDI may result in a breach of their obligations to the other companies, and in certain circumstances this could expose KDI to liability to those companies.

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Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of KDI. Such conflicting legal obligations may expose KDI to liability to others and impair its ability to achieve its business objectives.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

KDI was incorporated on February 27, 2012 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program.

Option-Based Awards

The KDI Stock Option Plan, once implemented, will be used to provide share purchase options which will be awarded based on the recommendations of the independent directors of KDI, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer-term operating performance of KDI. In determining the number of options to be granted to KDI’s executive officers, the Board of Directors of KDI will take into account the number of options, if any, previously granted to each executive officers, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and to closely align the interests of the executive officers with the interests of its shareholders. The Board of Directors of KDI will determine the vesting provisions of all stock option grants, subject to applicable rules and policies of the TSXV.

Summary Compensation

KDI was incorporated on February 27, 2012 and has not yet completed a financial year. It has no compensatory plan or other arrangements in respect of compensation received or that may be received by its CEO or its CFO (its “Named Executive Officers”) in its current financial year.

Incentive Plan Awards

KDI does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to its Named Executive Officers. From the date of its incorporation to date, KDI has made no option-based or share-based awards to either of its Named Executive Officers.

Pension Plan Benefits

KDI does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

KDI has no employment contracts between it and either of its Named Executive Officers. Further, it has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of KDI or its subsidiaries, if any, or a change in responsibilities of a Named Executive Officer following a change of control.

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Defined Benefit or Actuarial Plan Disclosure

KDI has no defined benefit or actuarial plans.

Director Compensation

KDI has had no arrangements, standard or otherwise, pursuant to which directors are compensated by KDI for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert since its incorporation on February 27, 2012 and up to and including the date of this Information Circular.

KDI has a stock option plan for the granting of incentive stock options to its officers, employees and directors. The purpose of granting such options would be to assist KDI in compensating, attracting, retaining and motivating the directors of KDI and to closely align the personal interests of such persons to that of the shareholders of KDI.

No stock options have been granted by KDI since the date of its incorporation on February 27, 2012 and KDI does not have a share-based awards program.

Aggregate Options Exercised and Option Values

No stock options have been granted by KDI or exercised since the date of its incorporation on February 27, 2012.

Shareholder Rights Plan

The Directors of KDI have determined that KDI will not institute a shareholder rights plan agreement concurrently with the listing of the KDI Shares on the TSXV.

AUDIT COMMITTEE

The Board has established an Audit Committee for the purpose of overseeing the accounting and financial reporting process of KDI and external audits of the consolidated financial statements of KDI. The Audit Committee Charter is attached hereto as “Appendix “B - Audit Committee Charter” to Schedule “F”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Jonathan Comerford	Independent (1)	Financially literate(1)
David Whittle	Independent(1)	Financially literate(1)
Carl G. Verley	Independent(1)	Financially literate(1)

(1) As defined by National Instrument 52-110 - Audit Committees (“NI 52-110”).

Relevant Education and Experience

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

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Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of MPD since September 2001 and the Company’s Chairman since April 2006. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manger at IIU Limited since August 1995. Mr. Comerford is a member of the Audit Committee.

David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada. He has been a director of MPD since November 1997. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. Since October 2007, Mr. Whittle’s principal occupation has been Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. Mr. Whittle is the chair of the Audit Committee.

Carl G. Verley

Mr. Verley has completed the Canadian Securities course and Parts 1 and 2 of the Canadian Investment Finance course administered by the former Investment Dealers Association of Canada. Mr. Verley has also completed an accounting course at the University of Waterloo. Mr. Verley is a member of the Audit Committee. He is on the boards of other companies, and accordingly involved in their financial planning.

Audit Committee Oversight

Audit Committee shall be responsible for the nomination and compensation of external auditors.

Reliance on Certain Exemptions

At no time since the commencement of KDI’s most recently completed financial year has KDI relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

External Auditors Service Fees (By Category)

The aggregate fees billed by KDI’s external auditors in each of the last two fiscal years for audit fees are nil.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of KDI. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. KDI has reviewed its own corporate governance practices in light of these guidelines. In certain cases, KDI’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for KDI at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As of the date of this Circular, KDI’s Board consists of four Directors, three of whom are independent based upon the tests for independence set forth in NI 52-110.

Board Committees

In addition to the Audit Committee, the Board of Directors has also established the Compensation Committee and the Corporate Governance Committee. Both committees are comprised of independent directors: Jonathan Comerford, David Whittle and Carl G. Verley. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) human resources policies; and (ii) executive compensation. Its mandate is attached hereto as “Appendix “C” to Schedule “F”- Compensation Committee Mandate”. Meanwhile, the Corporate Governance been constituted to assist the Board in fulfilling its oversight responsibilities in relation to the corporate governance practices and policies of KDI. Its mandate is attached hereto as “Appendix “D” to Schedule “F”- Corporate Governance Committee Mandate”.

Management Supervision by Board

The operations of KDI do not support a large board of directors and the Board has determined that the current constitution of the Board is appropriate for KDI’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the Audit Committee.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under “Particulars of Matters to be Acted Upon - Election of Directors, Appointment of Auditors and Annual Approval of Rolling 10% Stock Option Plan” in this Information Circular.

Orientation and Continuing Education

While KDI does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board, committees and copies of KDI’s corporate governance policies;

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2.	access to recent, publicly filed documents of KDI, technical reports and KDI’s internal financial information;

3.	access to management and technical experts and consultants; and

4.	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit KDI’s operations. Board members have full access to KDI’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of KDI and to meet responsibilities to Shareholders. The Board has adopted a Code of Conduct and has instructed its management and employees to abide by the Code. A copy of the Code is posted on SEDAR at www.sedar.com. The Board, through its meetings with management, and other informal discussions with management encourages a culture of ethical business conduct and believes KDI’s high calibre management team promotes a culture of ethical business conduct throughout KDI’s operations and is expected to monitor the activities of KDI’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with KDI promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in KDI’s Articles, which are made available to directors and senior officers of KDI.

Nomination of Directors

KDI does not have a stand-alone nomination committee. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent directors of KDI have the responsibility for determining compensation for the directors and senior management.

To determine future compensation payable to its directors and CEO, the independent directors will review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration/mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of KDI. In setting the compensation, the independent directors will annually review the performance of the CEO in light of KDI’s objectives and consider other factors which may have impacted the success of KDI in achieving its objectives.

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Assessments

The Board does not consider that formal assessments would be useful at this stage of KDI’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and its committees.

Expectations of Management

The Board expects management to operate the business of KDI in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute KDI’s business plan and to meet performance goals and objectives.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to KDI’s proposed business.

Nature of the Securities and No Assurance of Listing

KDI Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of KDI Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. KDI Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of KDI should not constitute a major portion of an investor’s portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or that it will be completed. If the Arrangement is not completed, KDI will remain a private company and wholly-owned subsidiary of MPD. If the Arrangement is completed, KDI Shareholders (which will consist of Shareholders who receive KDI Shares) will be subject to the risk factors described below relating to resource properties.

Limited Operating History

KDI was incorporated on February 27, 2012 and has a limited operating history and no operating revenues.

Dependence on Management

KDI is very dependent upon the personal efforts and commitment of its existing directors and officers. If one or more of KDI’s executive officers become unavailable for any reason, a severe disruption to the business and operations of KDI could result, and KDI may not be able to replace them readily, if at all.

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Financing Risks

If the Arrangement completes, additional funding will be required to conduct exploration programs on the Kennady North Project. If KDI’s proposed exploration program is successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to KDI are the sale of equity capital, or the offering by KDI of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause KDI to reduce or terminate its proposed operations.

Conflicts of Interest

Certain directors and officers of KDI are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of KDI, including possibly MPD. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of KDI. Directors and officers of KDI with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

KDI has no history of earnings or of a return on investment, and there is no assurance that the Kennady North Project or any other property or business that KDI may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. KDI has no plans to pay dividends for some time in the future. The future dividend policy of KDI will be determined by its Board of Directors of KDI.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial kimberlite on the Kennady North Project. There is no certainty that the expenditures to be made by KDI in the exploration of the Kennady North Project or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by KDI will be affected by numerous factors beyond the control of KDI. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in KDI not receiving an adequate return on invested capital.

Environmental Risks and Other Regulatory Requirements

The current or future operations of KDI, including future development activities and commencement of production on its property or properties, will require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which KDI may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which KDI might undertake.

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Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on KDI and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become KDI Shareholders as a result of or subsequent to the Arrangement.

Nature of Mineral Exploration and Development

All of KDI’s operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of mineral deposits. The exploration for mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by KDI or any future development programs will result in a profitable commercial mining operation. There is no assurance that the KDI’s mineral exploration activities will result in any discoveries of commercial quantities of kimberlite. There is also no assurance that, even if commercial quantities of kimberlite are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, diamond prices which are subject to fluctuation; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. The long-term profitability of KDI will be in part directly related to the cost and success of its exploration programs and any subsequent development programs.

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No Operating History

Exploration projects have no operating history upon which to base estimates of future cash flows. Substantial expenditures are required to develop mineral projects. It is possible that actual costs and future economic returns may differ materially from KDI’s estimates. There can be no assurance that the underlying assumed levels of expenses for any project will prove to be accurate. Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems during start-up, resulting in delays and requiring more capital than anticipated. There can be no assurance that KDI’s projects will move beyond the exploration stage and be put into production, achieve commercial production or that KDI will produce revenue, operate profitably or provide a return on investment in the future. Mineral exploration involves considerable financial and technical risk. There can be no assurance that the funds required for exploration and future development can be obtained on a timely basis. There can be no assurance that KDI will not suffer significant losses in the near future or that KDI will ever be profitable.

Diamond Prices

The price of the KDI Shares and KDI’s financial results may be significantly adversely affected by a decline in the price of diamonds. Prices fluctuate widely and are affected by numerous factors beyond KDI’s control. The level of interest rates, the rate of inflation, world supply of diamonds, global and regional consumption patterns, speculative trading activities, the value of the Canadian dollar and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, political systems and political and economic developments. The price of diamonds has fluctuated widely in recent years and future serious price declines could cause potential commercial production to be uneconomic. A severe decline in the price of diamonds to be produced by us would have a material adverse effect on KDI.

Acquisition Strategy

As part of KDI’s business strategy, it may continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, KDI may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into KDI. KDI cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit KDI.

Dividend Policy

No dividends on KDI Shares have been paid by KDI to date. KDI anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. KDI does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board of Directors of KDI after taking into account many factors, including KDI’s operating results, financial condition and current and anticipated cash needs.

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Permitting

KDI’s mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation. Prior to any development of its property, KDI must receive permits from appropriate governmental authorities. There can be no assurance that KDI will continue to hold all permits necessary to develop or continue its activities at any particular property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on KDI, resulting in increased capital expenditures and other costs or abandonment or delays in development of properties.

Land Title

The acquisition of title to resource properties is a very detailed and time-consuming process. No assurances can be given that there are no title defects affecting the property in which KDI has an interest. The property may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by First Nations. The title may also be affected by undetected encumbrances or defects or governmental actions. KDI has not conducted surveys of the property in which it holds an interest and the precise area and location of claims or the property may be challenged. Although KDI believes it has taken reasonable measures to ensure proper title to the property in which it has an interest, there is no guarantee that such title will not be challenged or impaired.

Influence of Third Party Stakeholders

The mineral properties in which KDI holds an interest, or the exploration equipment and road or other means of access which KDI intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, KDI’s work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for KDI.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. It is not always possible to obtain insurance against all such risks and KDI may decide not to insure against certain risks because of high premiums or other reasons. Such occurrences could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage to KDI’s properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of KDI. The lack of, or insufficiency of, insurance coverage could adversely affect KDI’s future cash flow and overall profitability.

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Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. KDI may, in the future, selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than KDI, KDI may be unable to acquire additional attractive mineral properties on terms it considers acceptable. In addition, KDI’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to KDI may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, KDI’s ability to obtain financing on satisfactory terms, if at all.

PROMOTER

MPD took the initiative in KDI’s organization and, accordingly, may be considered to be the promoter of KDI within the meaning of applicable Securities Legislation. MPD will not, at the closing of the Arrangement, beneficially own, or control or direct, any KDI Shares. During the period from incorporation to and including the closing of the Arrangement, the only material thing of value which MPD has or will receive from KDI is the KDI Shares to be issued to MPD in consideration for the transfer to KDI by MPD of the Kennady North Project and the KDI Working Capital, which KDI Shares will be distributed to the MPD Shareholders pursuant to the Arrangement.

INVESTOR RELATIONS ARRANGEMENTS

As of the date of the Circular, there are no written or oral agreements or understandings with any person to provide any promotional or investor relations services for KDI. Following the listing of the KDI Shares on the TSXV, any engagement for provision of services related to investor relations activities will be determined by KDI management.

LEGAL PROCEEDINGS

KDI is not a party to any material legal proceedings and KDI is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of KDI and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect KDI save as described herein.

EXPERTS AND INTEREST OF EXPERTS

The Technical Report is a NI 43-101 compliant technical report, prepared for MPD by Gary Vivian, M.Sc., P.Geol. (QP) and Robin Wyllie, P. Geol. of Aurora Geosciences Ltd. Each of Messrs. Vivian and Wyllie is a “Qualified Person” and considered “independent” as those terms are defined in NI 43-101.

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KPMG LLP, Chartered Accountants, of Toronto, Ontario, is the auditor of MPD and KDI. KPMG LLP has confirmed that it is independent with respect to MPD and KDI within the meaning of the applicable Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

As of the date of the Circular, none of the aforementioned experts has or will receive a direct or indirect interest in the assets or securities of MPD or KDI. Further, as of the date of the Circular and to the knowledge of management of MPD and KDI, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned entities beneficially owned, directly or indirectly, in the aggregate, less than one percent of the MPD Shares, and it is not proposed that they will receive any MPD Shares or any KDI Shares in connection with the Arrangement or otherwise, other than as a MPD Shareholder, with the same right as all MPD Shareholders, in connection with the Arrangement.

Further, none of the aforementioned persons nor any directors, officers, employees or partners, as applicable, of each of the aforementioned companies and partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of MPD or KDI, or of any associate or affiliate of MPD or KDI.

AUDITORS

The auditors of KDI are KPMG LLP, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the KDI Shares is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

The only agreements or contracts that KDI has entered into since its incorporation or will enter into as part of the Arrangement which may be reasonably regarded as being currently material, on a pro-forma basis, are as follows:

1.	Arrangement Agreement dated March 12, 2012 between KDI and MPD. See “Arrangement Agreement”; and

2.	The Asset Transfer Agreement to be dated as of the Effective Date between MPD and KDI pursuant to which MPD shall transfer the Kennady North Project and the KDI Working Capital to KDI in consideration for 16,129,111 KDI Shares.

A copy of any material contract may be inspected at any time up to the commencement of the Meeting during normal business hours at KDI’s offices located at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario M5J 2S1.

EXEMPTIONS

No discretionary exemptions were received by KDI from any securities regulator or securities regulatory authority, other than described herein.

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OTHER MATERIAL FACTS

There are no other material facts relating to KDI, its property interests, or the KDI Shares other than as disclosed herein and as disclosed in the Circular.

FINANCIAL STATEMENTS

Audited financial statements of KDI at its incorporation date of February 27, 2012 as well as KDI carve-out and pro-forma financial statements are attached to this Circular as Appendix “A” to Schedule “F”- Financial Statements of KDI”.

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APPENDIX “A” TO SCHEDULE “F”
FINANCIAL STATEMENTS OF KDI

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KENNADY DIAMONDS INC.

Audited Financial Statements

As at February 27, 2012

(Expressed in Canadian Dollars)

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kpmg LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Telefax	(416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT

Directors of Kennady Diamonds Inc.

We have audited the accompanying financial statements of Kennady Diamonds Inc., which comprise the statement of financial position as at February 27, 2012, statement of equity and cash flows as at February 27, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kennady Diamonds Inc. as at February 27, 2012, its financial performance and its cash flows as at February 27, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the financial statements which indicates that Kennady Diamonds Inc. has no source of operating cash flows and no significant operations. These conditions, along with other matters as set forth in Note 2 in the financial statements, indicate the existence of a material uncertainty that results in a substantial doubt about Kennady Diamonds Inc.’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 29, 2012

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KENNADY DIAMONDS INC.

Statement of Financial Position

As at February 27, 2012

In Canadian dollars

ASSETS
Current assets
Cash	$1

TOTAL ASSETS	$1

LIABILITIES AND SHAREHOLDER'S EQUITY
Shareholder's equity:
Share capital (note 5)	$1

Total liabilities and shareholder's equity	$1

Incorporation and Basis of Presentation (note 1)

Going Concern (note 2)

Subsequent Event (note 6)

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC.

Statement of Equity

As at February 27, 2012

In Canadian dollars

	Number of		Contributed
	shares	Share Capital	Surplus	Deficit	Total
Balance, February 27, 2012	-	$-	$-	$-	$-
Issued in connection with incorporation	1	1	-	-	$1
Balance, February 27, 2012	1	$1	$-	$-	$1

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC.

Statement of Cash Flows

February 27, 2012

In Canadian dollars

Cash flows from operating activities	$-
$-

Cash flows from investing activities	$-
$-
Cash flows from financing activities
Common share issued in connection with incorporation	$1
$1

Increase in cash and cash equivalents	$1
Cash and cash equivalents, beginning of period	$-
Cash and cash equivalents, end of period	$1

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC. Notes to Financial Statements As at February 27, 2012 In Canadian Dollars

1.	INCORPORATION AND BASIS OF PRESENTATION

Kennady Diamonds Inc. (“Kennady Diamonds” or the “Company”) was incorporated on February 27, 2012 under the Ontario Business Corporation Act. The Company is a wholly-owned subsidiary of Mountain Province Diamonds Inc. (“Mountain Province”).

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which, by way of a court approved plan of arrangement, Mountain Province will transfer its interest in the Kennady North Project, including capital assets, permits, mining claims, rights and title, in the Northwest Territories in Canada to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

After completing the Arrangement, Kennady Diamonds will hold Mountain Province’s interest in the Kennady North Project and will be capitalized with $3,000,000 of cash (see note 6).

These financial statements reflect the assets and cash flows of Kennady Diamonds as at the date of incorporation, February 27, 2012. They comprise the statement of financial position, statement of equity and statement of cash flows. A statement of operations and comprehensive loss has not been provided as the Company had no operations during the period.

2.	NATURE OF OPERATIONS AND GOING CONCERN

Kennady Diamonds is a Toronto-based company that was incorporated to effect the transfer of Mountain Province’s Kennady North Project assets and operations to a new company as contemplated in the Arrangement.

At February 27, 2012, Kennady Diamonds had $1 in cash. After completing the Arrangement, Kennady Diamonds will have no source of operating cash flows and no significant operations, and will have an ongoing requirement for investment to fund exploration of its mineral properties. Kennady Diamonds expects to receive additional funding of $3,000,000 from the successful completion and closing of the Arrangement and thereafter will need to raise additional equity financing to support future investing and operating activities. There can be no assurance as to the availability of financing or terms upon which such financing might be available. These matters represent a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern following completion of the Arrangement.

These financial statements were approved by the Board of Directors on March 26, 2012.

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KENNADY DIAMONDS INC. Notes to Financial Statements As at February 27, 2012 In Canadian Dollars

3.	Significant accounting policies

International Financial Reporting Standards (“IFRS”)

These financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(i)	Basis of Preparation

These financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value.

(ii)	Significant accounting estimates and judgments

No significant judgments or estimates were required in the preparation of these financial statements.

(iii)	Financial instruments

The Company classifies its cash as fair value through profit and loss. Cash is carried in the statement of financial position at fair value with changes in fair value recognized in the statement of operations.

(iv)	Loss per share

As the Company has no operations and only one common share outstanding, loss per share information has not been provided.

(v)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

Standards issued but not yet effective to the date of issuance of the Company’s financial statements will not impact on the Company’s financial statements.

4.	CAPITAL MANAGEMENT

Kennady Diamonds will have minimal capital until the transactions contemplated in the Arrangement are completed (note 1).

The capital of Kennady Diamonds consists of Shareholders’ Equity. The Company’s objectives when managing capital are to safeguard Kennady Diamonds’ ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain optimal returns to shareholders and benefits for other stakeholders.

Kennady Diamonds manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets in order to have the funds available to support the exploration of mineral properties.

In order to carry out the planned management of our properties and to pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. To maintain or adjust its capital, Kennady Diamonds may attempt to issue new shares or debt, dispose of assets, or adjust the amount of cash. There can be no assurance that Kennady Diamonds will be able to obtain debt or equity capital in the case of operating cash deficits.

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KENNADY DIAMONDS INC. Notes to Financial Statements As at February 27, 2012 In Canadian Dollars

In order to facilitate management of its capital requirements, Kennady Diamonds prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to conserve cash reserves and to maximize ongoing development efforts, the Company does not pay dividends. Kennady Diamonds is not subject to externally imposed capital requirements.

5.	SHAREHOLDER’S EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Shares outstanding

	Common
	shares	Amount
Issued upon incorporation	1	$1

6.	SUBSEQUENT EVENT

In January 2012, Mountain Province announced that its Board of Directors had approved a proposal to spin-out Mountain Province’s 100%-controlled Kennady North project into Kennady Diamonds through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province will transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

After completing the Arrangement, Kennady Diamonds will hold Mountain Province’s interest in the Kennady North Project and will be capitalized with $3,000,000 of cash.

The various transactions contemplated by the Arrangement have not been completed.

The Arrangement has been approved by the Boards of Directors of Mountain Province and Kennady Diamonds and is subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders scheduled for April 25, 2012, as well as court and regulatory approvals.

F-44

KENNADY NORTH PROJECT

Carve-Out Financial Statements

Years Ended December 31, 2011 and 2010

(Expressed in Canadian Dollars)

F-45

kpmg LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Telefax	(416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT

Directors of Mountain Province Diamonds Inc.

We have audited the accompanying financial statements of Kennady North Project, a division of Mountain Province Diamonds Inc., which comprise the statements of financial position as at December 31, 2011 and December 31, 2010, and the statements of operations and comprehensive loss, statements of changes in owner’s net investment, and cash flows for each of the years in the three-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-46

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kennady North Project, a division of Mountain Province Diamonds Inc., as at December 31, 2011, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the financial statements which indicates that Kennady North Project has no source of operating cash flows and a deficiency in working capital. These conditions, along with other matters as set forth in Note 2 in the financial statements, indicate the existence of a material uncertainty that results in a substantial doubt about Kennady North Project’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 29, 2012

F-47

KENNADY NORTH PROJECT

Carve-out Statements of Financial Position

In Canadian dollars

	December 31,	December 31,	December 31,
	2011	2010	2009
ASSETS
Current assets
Amounts receivable (note 4)	$55,630	$2,988	$-
Advances and prepaid expenses	6,885	6,885	6,885

	62,515	9,873	6,885

Acquired exploration rights (note 3(iv))	35,238	35,238	-

Total assets	$97,753	$45,111	$6,885

LIABILITIES AND OWNER'S NET INVESTMENT
Current liabilities
Accounts payable and accrued liabilities	$117,618	$10,659	$-

Owner's net investment	(19,865)	34,452	6,885

Total liabilities and owner's net investment	$97,753	$45,111	$6,885

The notes to the financial statements are an integral part of these carve-out financial statements.

Incorporation and Basis of Presentation (note 1)

Going Concern (note 2)

F-48

KENNADY NORTH PROJECT

Carve-out Statements of Operations and Comprehensive Loss

For the years ended December 31, 2011, 2010, and 2009

In Canadian dollars

	December 31,	December 31,	December 31,
	2011	2010	2009
Expenses:
Exploration and evaluation expenses	$(786,125)	$(22,188)	$(12,755)
Office and administration	(69,953)	(2,500)	-
Professional fees	(22,459)	-	-
Promotion and investor relations	(6,855)	-	-
Transfer agent and regulatory fees	(14,244)	-	-

Net loss and comprehensive loss for the period	$(899,636)	$(24,688)	$(12,755)

The notes to the financial statements are an integral part of these carve-out financial statements.

F-49

KENNADY NORTH PROJECT

Carve-out Statements of Changes in Owner’s Net Investment

For the years ended December 31, 2011, 2010, and 2009

In Canadian dollars

Balance, January 1, 2009	$6,885
Funding provided by Mountain Province Diamonds Inc.	12,755
Net loss for the period	(12,755)
Balance, December 31, 2009	$6,885
Funding provided by Mountain Province Diamonds Inc.	52,255
Net loss for the period	(24,688)
Balance, December 31, 2010	$34,452
Funding provided by Mountain Province Diamonds Inc.	845,319
Net loss for the period	(899,636)
Balance, December 31, 2011	$(19,865)

The notes to the financial statements are an integral part of these carve-out financial statements.

F-50

KENNADY NORTH PROJECT

Carve-out Statements of Cash Flows

For the years ended December 31, 2011, 2010, and 2009

In Canadian dollars

	December 31, 2011	December 31, 2010	December 31, 2009
Cash provided by (used in):
Operating activities:
Net loss for the period	$(899,636)	$(24,688)	$(12,755)

Changes in non-cash operating working capital:
Amounts receivable	(52,642)	(2,988)	-
Advances and prepaid expenses	-	-	-
Accounts payable and accrued liabilities	106,959	10,659	-
	(845,319)	(17,017)	(12,755)
Investing activities:
Acquired exploration rights	-	(35,238)	-
	-	(35,238)	-
Financing activities:
Net funding by Mountain Province Diamonds Inc.	845,319	52,255	12,755
	845,319	52,255	12,755

Increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents, beginning of period	-	-	-
Cash and cash equivalents, end of period	$-	$-	$-

The notes to the financial statements are an integral part of these carve-out financial statements.

F-51

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

1.	BASIS OF PRESENTATION

Kennady Diamonds Inc. was incorporated on February 27, 2012 under the Ontario Business Corporations Act. It is a wholly-owned subsidiary of Mountain Province Diamonds Inc. (“Mountain Province”). For purposes of these notes to the carve-out financial statements, “Kennady Diamonds”, or “Kennady North Project”, both refer to the Kennady North Project, a division of Mountain Province Diamonds Inc.

On March 12, 2012, Kennady Diamonds Inc. and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which, by way of a court approved plan of arrangement, Mountain Province will transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada to Kennady Diamonds Inc. in exchange for one Kennady Diamonds Inc. common share for every five Mountain Province common shares outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds Inc. common shares, to the existing Mountain Province common shareholders.

After completing the Arrangement, Kennady Diamonds Inc. will hold Mountain Province’s interest in the Kennady North Project and will be capitalized with $3,000,000 of cash.

As of the date hereof, the various transactions contemplated by the Arrangement have not be completed.

The Arrangement has been approved by the Board of Directors of Mountain Province and is subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders scheduled for April 25, 2012. The Arrangement is also subject to court and regulatory approval.

These carve-out financial statements have been prepared for purposes of the Arrangement, and reflect the assets, liabilities, operations, and cash flows of the Kennady North Project derived from accounting records of Mountain Province. They comprise the statements of financial position, operations and comprehensive loss, changes in owner’s net investment, and cash flows as if Kennady Diamonds had been an independent operator during the periods presented. The statements of operations and comprehensive loss for the years ended December 31, 2011, 2010 and 2009 include exploration and evaluation expenses, the direct general and administrative expenses incurred by Mountain Province on the Kennady North Project and an allocation of Mountain Province’s general and administrative expenses incurred in each of these periods. Management cautions readers of these carve-out financial statements that the allocation of expenses in the statements of operations and comprehensive loss does not necessarily reflect the nature and level of Kennady Diamonds’ future operating expenses.

The allocation of all expenses not directly chargeable to Kennady Diamonds was estimated using the percentage derived from the ratio of management’s time spent on the Kennady North Project as a percentage of management fees, as follows: for the years ended December 31, 2011 – 6.24%, December 31, 2010 - 0% and December 31, 2009 – 0%. Mountain Province’s funding of the carved-out exploration assets and liabilities and past carved-out operations is presented as a component of owner’s net investment.

2.	NATURE OF OPERATIONS AND GOING CONCERN

Mountain Province is in the process of exploring the Kennady North mineral property interest and has not yet determined whether the mineral properties contain mineral reserves that are economically recoverable. The continuing operations of the Kennady North Project and the underlying value and recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

F-52

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

These carve-out financial statements have been prepared on a going concern basis, which assumes that Kennady Diamonds will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. As at December 31, 2011 and December 31, 2010, Kennady Diamonds had no source of operating cash flows, and a deficiency in working capital of $55,103 (December 31, 2010 – a deficiency of $786). Operations for the years ended December 31, 2011, 2010 and 2009 were funded entirely by Mountain Province. The Kennady North Project is currently dependent on Mountain Province for funding.

In the year ended December 31, 2011, Mountain Province incurred losses amounting to $11,538,935, had negative cash flows from operations of $13,099,673, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $15,064,475 at December 31, 2011, including $17,840,729 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These financial statements have been prepared on the basis that Mountain Province will continue as a going concern, and do not reflect adjustments to assets and liabilities of Kennady Diamonds that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

These carve-out financial statements were approved by the Board of Directors on March 26, 2012.

3.	Significant accounting policies

International Financial Reporting Standards (“IFRS”)

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(i)	Basis of Preparation

These carve-out financial statements have been prepared on a historical cost basis.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its Statements of Operations, titled ‘Statements of Operations and Comprehensive Loss’.

(ii)	Significant accounting estimates and judgments

The preparation of these carve-out financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

F-53

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

Significant assumptions about the future and other sources of judgment and estimates that management has made at the statements of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

Estimates:

•	Allocation of amounts from Mountain Province; and
•	Recoverable amount of the mineral property, or acquired exploration rights.

(iii)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”) in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Amounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the statement of operations and comprehensive loss.

The fair values of the Company's amounts receivable and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

(iv)	Mineral properties and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

F-54

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management’s assessment of legal, environmental, social and governmental factors.

Exploration and evaluation costs are also recognized as assets when acquired as part of a business combination, asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value. Acquired capitalized exploration and evaluation consists of:

•	interest in exploration properties, and
•	amounts paid for acquired rights associated with exploration properties.

(v)	Impairment of non-financial assets

The carrying value of capitalized acquired mineral property is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment can be considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. Mountain Province operates the Kennady North Project as one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of operations and comprehensive loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the statement of operations and comprehensive loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, an estimate of the recoverable amount is made.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement. Impairment losses recognized in relation to goodwill or indefinite life intangibles are not reversed for subsequent increases in its recoverable amount.

F-55

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

(vi)	Income taxes and basis of allocation

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the statement of operations and comprehensive loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that it is not considered probable that taxable profits will be available against which deductible temporary differences from loss carryforwards and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognized in respect of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner with which it can be expected, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and current tax assets and liabilities are intended to be settled on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

F-56

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

(vii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early in these financial statements

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early in these carve-out financial statements.

It is anticipated that all of the relevant pronouncements will be adopted in the appropriate accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Kennady Diamond’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Kennady Diamond’s financial statements.

Amendments to IFRS 7 Disclosures – Transfers of Financial Assets

The Accounting Standards Board (“AcSB”) approved the incorporation of the IASB’s amendments to IFRS 7 Financial Instruments – Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments are effective for annual periods beginning on or after July 1, 2011. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. Kennady Diamonds does not expect IFRS 7 to have a significant impact on its financial statements.

IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 which replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Kennady Diamonds has yet to assess the impact that this amendment is likely to have on its financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, was issued by the IASB on May 12, 2011 and will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretations SIC-12 Consolidated – Special Purpose Entities. IFRS 10 incorporates a single model for consolidating all entities that are controlled and revised the definition of control and also focuses on the concept of power. Both control and power will include a use of judgment and continuous reassessment as facts and circumstances change. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Kennady Diamonds is assessing the impact IFRS 10 will have on its financial statements.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2012, with early adoption permitted. Kennady Diamonds does not expect IFRS 12 to have an impact on its financial statements.

F-57

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

IFRS 13 Fair Value Measurement

IFRS 13, Fair Value Measurement was issued by the IASB in May 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Kennady Diamonds is assessing the impact of IFRS 13 on its financial statements.

4.	Financial instruments

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 3(iii).

Financial Instruments Risks

These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. There is minimal credit risk as its receivables consist mainly of HST/GST refunds from the Canadian federal government.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities will not be met when due, and is disclosed in note 2.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and commodity and equity prices. The Kennady North Project is not exposed to market risk. The ability of Kennady Diamonds to develop the mineral property and its future profitability is directly related to the market price for diamonds.

Interest rate sensitivity

The Kennady North Project has no significant exposure at December 31, 2011 or December 31, 2010 to interest rate risk through its financial instruments.

5.	OWNER’S NET INVESTMENT

Mountain Province’s investment in the Kennady North Project is presented as owner’s net investment in the carve-out financial statements. Owner’s net investment represents accumulated net funding by Mountain Province.

F-58

KENNADY NORTH PROJECT Notes to Carve-out Financial Statements December 31, 2011, 2010, and 2009 In Canadian Dollars

6.	RELATED PARTIES

The Company’s related parties include Mountain Province Diamonds Inc., and its subsidiaries, key management and their close family members, and the Company’s directors.

a)	Management Compensation

Costs associated with certain parties related to Mountain Province, including its management and directors, have been allocated to the Kennady North Project in these carve-out financial statements. N

	December 31,	December 31,	December 31,
	2011	2010	2009
Allocated salary, bonus and other short-term employee benefits	$48,766	$2,500	$-

7.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory income tax rates of 26.5% (2010 – 26.5%).

	2011	2010
Loss before income taxes	(899,636)	(24,688)
	26.50%	26.50%
Tax recovery calculated
using statutory rates	(238,404)	(6,542)
Tax benefits not recognized	238,404	6,542
Income tax expense (recovery)	-	-

Unrecognized deferred tax assets

Deferred income tax assets have not been recognized in respect of the following items:

	2011	2010
Deductible temporary differences	263,021	31,749
Loss carryforwards	7,132	-
	270,153	31,749

The tax losses not recognized expire as per the amounts and years below. The deductible temporary differences do not expire under current legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which Mountain Province can utilize the benefits therefrom.

Income tax attributes

As at December 31, 2011, Mountain Province would have had the following income tax attributes to carry forward with respect to the Kennady North Project:

	Amount $	Expiry date
Non-capital losses	26,914	2031
Tax basis of exploration rights	1,027,769	Indefinite

F-59

KENNADY DIAMONDS INC.

Pro Forma Financial Statements

As at March 29, 2012

(Expressed in Canadian Dollars)

F-60

KENNADY NORTH PROJECT

Pro Forma Balance Sheet

As at March 29, 2012

(Unaudited)

In Canadian dollars

	Kennady
	Diamonds	Pro Forma Entries			Pro Forma
	Balance Sheet	Debit	Credit	Note	Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$1	$3,000,000	$-	2 (a)	$3,000,001

	1	3,000,000			3,000,001

Acquired exploration rights	-	35,238		2 (b)	35,238

Total assets	$1	$3,035,238	$-		$3,035,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$-	$-	$-		$-

Shareholders' equity:
Share capital	1		3,035,238	2 (a)	3,035,239
Total shareholders' equity	1		3,035,238		3,035,239

Total liabilities and shareholders' equity	$1	$-	$3,035,238		$3,035,239

The notes to the financial statements are an integral part of these pro forma financial statements.

F-61

KENNADY NORTH PROJECT (an exploration stage company) Notes to the Unaudited Pro forma Financial Statements As at March 29, 2012 In Canadian Dollars

1.	BASIS OF PRESENTATION

The unaudited pro forma financial statements should be read in conjunction with the audited financial statements of Kennady Diamonds Inc. (“Kennady Diamonds” or the “Company”) as at February 27, 2012. In the opinion of management, these pro forma financial statements include all of the adjustments necessary for fair presentation of pro forma financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Kennady Diamonds was incorporated on February 27, 2012, and is organized under the Ontario Business Corporations Act. The Company is a wholly owned subsidiary of Mountain Province Diamonds Inc. (“Mountain Province”) and was formed for the purpose of acquiring Mountain Province’s interest in the Kennady North Project in Northwest Territories, Canada.

These pro forma financial statements of Kennady Diamonds have been prepared for inclusion in the Information Circular of Mountain Province dated March 29, 2012. Pursuant to a plan of arrangement (the “Arrangement”), Mountain Province will transfer its interest in the Kennady North Project, and additional working capital totaling $3,000,000 to Kennady Diamonds, and distribute the shares of Kennady Diamonds to the shareholders of Mountain Province. Under the terms of the Arrangement, Mountain Province shareholders will receive an aggregate of 16,129,111 Kennady Diamonds common shares, based on one Kennady Diamonds share for every five common shares held by Mountain Province shareholders at the effective date of the Arrangement. Mountain Province will distribute all of the Kennady Diamonds common shares to its shareholders on a pro-rata basis under the Arrangement. Completion of the Arrangement is subject to, among other conditions, approval of the shareholders of Mountain Province, court approval of the Arrangement, and regulatory approval. It is anticipated that on completion of the above transactions, (collectively the “Transactions”), Kennady Diamonds will apply to list its common shares on the TSX Venture Exchange.

The unaudited pro forma financial statements are prepared in accordance with IFRS, and include the unaudited pro forma consolidated balance sheet as at March 29, 2012, prepared from the audited financial statements of Kennady Diamonds as at February 27, 2012, and reflecting the Transactions as described in note 2. There are no adjustments relating to the Transactions impacting the statement of operations and comprehensive loss/income.

These pro forma consolidated financial statements are not intended to reflect the financial position and results of operations that would have occurred if the events therein had been in effect at the dates indicated. Further, these pro forma consolidated financial statements are not necessarily indicative of the financial position and results of operations that may be obtained in the future.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited pro forma consolidated financial statements reflect the following pro forma assumptions and transactions:

(a)	the adjustments relate to the cash funds to be provided by Mountain Province to Kennady Diamonds of $3,000,000, and the distribution of shares to Mountain Province common shareholders on a pro rata basis. This transaction has been presented as share capital for pro forma purposes. Per the Arrangement, these are the only assets to be transferred from Mountain Province to Kennady Diamonds.

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KENNADY NORTH PROJECT (an exploration stage company) Notes to the Unaudited Pro forma Financial Statements As at March 29, 2012 In Canadian Dollars

(b)	the adjustments represent the transfer of acquired exploration rights relating to the Kennady North Project held by Mountain Province to Kennady Diamonds as if the Transactions had occurred March 29, 2012.

3.	Pro FORMA SHARE CAPITAL

The following table summarizes the changes in share capital that will occur pursuant to the Arrangement:

	Number of
	Common	Share
	Shares	Capital
Outstanding at January 1, 2011	1	$1
Number of Kennady Diamonds shares to be issued
to Mountain Province shareholders	16,129,111	3,035,238
Outstanding at March 29, 2012	16,129,112	$3,035,239

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APPENDIX “B” TO SCHEDULE “F”
AUDIT COMMITTEE CHARTER

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Kennady Diamonds Inc. (“KDI” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of KDI and external audits of the consolidated financial statements of KDI. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to KDI’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval KDI’s audited annual financial statements and other mandatory financial disclosure.

KDI’s external auditor is accountable to the Board and the Committee as representatives of shareholders of KDI. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of KDI;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and KDI’s external auditor.

B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of KDI or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with KDI or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of KDI.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of KDI and to such information respecting KDI as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with KDI’s external auditor in connection with the preparation of the annual financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of KDI and external audits of KDI’s financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to KDI’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of KDI, and the manner in which these matters may be, or have been, disclosed in the financial statements;

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2.	review with management and the external auditor the annual financial statements of KDI, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between KDI and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

3.	review with management all interim financial statements of KDI and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

4.	be satisfied that adequate procedures are in place for the review of KDI’s public disclosure of financial information extracted or derived from KDI’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

5.	review with management and recommend to the Board for approval, any financial statements of KDI which have not previously been approved by the Board and which are to be included in a prospectus of KDI;

6.	review with management and recommend to the Board for approval, KDI’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

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(b)	discuss with the external auditor;

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within IRFS discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with KDI and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to KDI;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

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(i)	pre-approve all non-audit services to be provided by the external auditor to KDI (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of KDI regarding partners, employees and former partners and employees of the present and former external auditor of KDI;

8.	(a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by KDI regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of KDI of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of its written reports containing recommendations for improvement, and KDI’s response and follow-up to any identified weaknesses;

9.	with respect to risk management, be satisfied that KDI has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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APPENDIX “C” TO SCHEDULE “F”
COMPENSATION COMMITTEE MANDATE

A.	Role and Objective

The Compensation Committee (the “Committee”) is a committee of Board of KDI. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) human resources policies; and (ii) executive compensation.

B.	Composition

1.	The Committee shall comprise at least three directors each of whom shall be an independent director.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of KDI. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair shall be an independent director.

4.	The Committee shall have access to such officers and employees of KDI or any other subsidiaries and to such information respecting KDI and the subsidiaries as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	The Committee shall meet at least once annually at such times and at such locations as the Chair of the Committee shall determine provided the meeting shall be scheduled following preparation of the annual financial statements for the purpose of determining bonuses in respect of the immediately preceding financial year, if such bonuses form part of the compensation arrangements with management, and/or such bonuses are not easily quantifiable. At its discretion, the Committee can decide to defer matters to the full board if time is of the essence, or the matter is of critical importance to the Company as a whole. Any two members of the Committee may request a meeting of the Committee.

2.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

3.	The Chair shall, in consultation with management, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4.	Every question at a Committee meeting shall be decided by a majority of the votes cast.

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5.	Each of the CEO and CFO of KDI shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the Chair of the Committee. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

6.	A Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

7.	The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. All information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request to the Chair.

D.	Responsibilities

To carry out its oversight responsibilities, the Committee shall undertake the following:

1.	Review and recommend for approval to the Board, KDI’s key human resources policies.

2.	Review and recommend for approval to the Board the compensation and benefits policy and plans, including incentive compensation plans.

3.	Review and recommend to the Board the employment agreements of the executive officers of KDI.

4.	Together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his/her annual compensation package and performance objectives.

5.	Together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of KDI.

6.	Review annually and recommend to the Board the adequacy and form of the compensation of Directors of KDI, and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director.

7.	Review annually and recommend for approval to the Board the executive compensation disclosure of KDI in its information circular, and be satisfied that the overall compensation philosophy and policy for executive officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share grants, share options, pensions and all other components of executive compensation as prescribed by applicable securities laws.

8.	Determine grants of options to purchase shares of KDI under KDI’s share option plan and recommend same to the Board for approval.

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9.	Engage, at the expense of KDI, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder.

10.	Perform any other activities consistent with this mandate as the Committee or the Board deems necessary or appropriate.

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APPENDIX “D” TO SCHEDULE “F”
CORPORATE GOVERNANCE COMMITTEE MANDATE

A.	Role and Objective

The Corporate Governance Committee (the “Committee”) is a committee of the Board of KDI which has been constituted to assist the Board in fulfilling its oversight responsibilities in relation to the corporate governance practices and policies of KDI.

B.	Composition

1.	The Committee shall comprise at least three directors, preferably with at least a majority of the directors comprising the Committee being independent directors. The Company recognizes that it may be appropriate to include the CEO on the Committee.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of KDI.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall be an independent director.

4.	The Committee shall have access to such officers and employees of KDI and its subsidiaries, and to such information respecting KDI and its subsidiaries as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled to occur not less than twice a year. Minutes of all meetings of the Committee shall be taken. If there is some degree of urgency for a particular matter, the Committee may decide to allow a matter to be considered at the Board level, rather than the Committee level. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, as considered necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

D.	Responsibilities

The Committee has the overall responsibility for reviewing the corporate governance practices of KDI and assessing the functioning and effectiveness of the Board, its committees and its individual members. To carry out its oversight responsibilities, the Committee shall undertake the following:

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1.	Develop for approval by the Board, and annually review the approach of KDI to corporate governance matters and make recommendations to the Board which the Committee considers advisable to satisfy itself that KDI follows appropriate and proper corporate governance practices.

2.	Review, and recommend to the Board for approval, reports and disclosure concerning KDI’s corporate governance practices as required by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

3.	Recommend an individual to serve as Chairman of the Board.

4.	Make recommendations to the Board as to which directors should be classified as unrelated or independent directors, as applicable, pursuant to applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

5.	Together with the Chairman of the Board, review annually and recommend to the Board management’s succession plan including provisions for appointing, training and monitoring senior management and the appropriateness of the current and future organizational structure of KDI.

6.	Act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed at a full Board meeting, including the performance of management or the performance of the Board or individual members of the Board. The Chair of the Committee shall be responsible for developing a response to any such concerns.

7.	Develop and recommend to the Board for approval, and review annually, structures and procedures designed to ensure that the Board can function independently of management.

8.	Consider and, from time to time, make recommendations to the Board as to the appropriate size of the Board.

9.	Develop and annually review orientation and education programs for new directors.

10.	Together with the Chairman of the Board, develop position descriptions for the Board (as considered necessary) and for the CEO, including the definition of limits to management’s responsibilities, approval of the corporate objectives which the CEO is responsible for meeting and assessing the CEO against these objectives and reporting the results of such assessment to the Board.

11.	Together with the Chairman of the Board, annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of each individual director and make periodic reports to the Board regarding same.

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12.	Annually review, and recommend to the Board, the establishment or abolition of committees of the Board, the size and composition thereof, appointments to each committee and any change to committee terms of reference.

13.	Review and report to the Board on matters relating to the nomination of directors, and in so doing:

(a)	develop criteria for selection of directors and procedures to identify possible nominees;

(b)	review and assess qualifications of board nominees including potential conflicts of interest; and

(c)	determine if any board member’s qualifications or credentials since appointment have changed, or if other circumstances have arisen, so as to warrant a recommendation that such member resign.

14.	Through outside legal counsel, maintain a summary of the duties and liabilities of directors, and annually update and provide such summary to directors.

15.	Annually review and monitor KDI’s communication policy with a view to determining whether KDI is communicating effectively with shareholders, other stakeholders, the investment community and the public generally.

16.	Review, consider and approve the engagement, at the expense of KDI, of external professional and other advisors to individual directors when so requested by such directors.

17.	Review such other matters of a corporate governance nature as may be directed by the Board from time to time.

18.	Engage, or instruct management to engage, on behalf of KDI such professional and other advisors as the Committee considers appropriate in performing its obligations hereunder.

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APPENDIX “E” TO SCHEDULE “F”
KDI STOCK OPTION PLAN

1.          PURPOSE: The purpose of this Stock Option Plan (the “Plan”) is to encourage common stock ownership in Kennady Diamonds Inc. (the “Company”) by directors, officers, employees (including part time employees employed by the Company for less than (20) hours per week) and consultants (including individuals whose services are contracted through a wholly-owned personal holding company) of the Company or any Affiliate, as that term is defined in the Securities Act (Ontario), of the Company or by wholly owned personal holding companies of any such officers, directors, employees or consultants, or by registered retirement savings plans established by any such officers, directors, employees or consultants (hereinafter referred to as “Optionees”) who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers, employees and consultants by granting options (the “Options” or “Option”) to purchase common shares of the Company on the terms and conditions set forth in this Plan and any Stock Option Agreements entered into between the Company and the Optionees in accordance with the Plan. Any Options granted to a wholly-owned personal holding company shall be cancelled immediately upon any change in control of such personal holding company, save and except in the event of the death of the principal of such personal holding company, in which case, subject to the terms of the Stock Option Agreement, the provisions of subparagraph 5(f)(iii) shall apply.

2.          ADMINISTRATION: The Plan shall be administered by the Board of Directors from time to time of the Company (the “Administrator”). No member of the Board of Directors shall by virtue of such appointment be disentitled or ineligible to receive Options. The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management, and the decision of the Administrator shall be binding and conclusive. The decision of the Administrator shall be binding, provided that notwithstanding anything herein contained, the Administrator may from time to time delegate the authority vested in it under this clause to the President who shall thereupon exercise all of the powers herein given to the Administrator, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.

3.          NUMBER OF SHARES SUBJECT TO OPTIONS: The Board of Directors of the Company will make available that number of common shares for the purpose of the Plan that it considers appropriate except that the number of common shares that may be issued pursuant to the exercise of Options under the Plan and under any other stock options of the Company or under any other share compensation arrangement of the Company shall not, in the aggregate, exceed 10% of the common shares issued and outstanding (on a non-diluted basis) at any time and from time to time. In the event that Options granted under the Plan, and under any other stock options of the Company which may be in effect at a particular time, are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the common shares not purchased under such lapsed Options.

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4.          PARTICIPATION: Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of shares subject to such Option. Optionees who are consultants of the Company or an Affiliate of the Company must provide, or be expected to provide, such services and in such capacity as required under TSXV rules and regulations. The Company represents that no option shall be granted to any Employee or Consultant who is not a bona fide Employee or Consultant.

5.          TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee. Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator:

(a)	Number of Shares subject to Option to any one Optionee: The number of shares subject to an Option shall be determined from time to time by the Administrator; but no one Optionee shall be granted an Option which when aggregated with any other options or common shares allotted to such Optionee under the Plan exceeds 5% of the issued and outstanding common shares of the Company (on a non-diluted basis), the total number of Options granted to any one Optionee in any 12 month period shall not exceed 5% of the issued and outstanding common shares of the Company (on a non-diluted basis) unless the Company has obtained disinterested shareholder approval, the total number of Options granted to all Insiders (as defined by the TSX and TSX Venture Exchange) in any 12 month period shall not exceed 10% of the issued and outstanding common shares of the Company (on a non-diluted basis). The total number of options granted to any one consultant in any 12 month period shall not exceed 2% of the issued and outstanding common shares of the Company (on a non-diluted basis). The total number of options granted to all persons, including employees, providing investor relations activities to the Company in any 12 month period shall not exceed 2% of the issued and outstanding common shares of the Company (on a non-diluted basis). The Option Price per common share shall be determined in accordance with subparagraph (b) below. Options granted to persons providing investor relations activities must vest over a 12 month period with no more than 25% of the options vesting in any quarter. In no event, shall the number of the Company's securities: (a) issued to Insiders of the Company, within any one year period, and (b) issuable to Insiders of the Company, at any time; under the Plan, or when combined with all of the Company's other security based compensation arrangements, exceed 10% of the Company's total issued and outstanding securities, respectively.

(b)	Option Price: A minimum exercise price cannot be established unless the Option is allocated to a particular Optionee. The Option Price of any shares in respect of which an Option may be granted under the Plan shall be not less than the Market Price less the allowable discount permitted by the TSX Venture Exchange or in accordance with the pricing rules of any other stock exchange on which the common shares of the Company may trade in the future.

In the resolution allocating any Option, the Administrator may determine that the date of grant aforesaid shall be a future date determined in the manner specified by such resolution. The Administrator may also determine that the Option Price per share may escalate at a specified rate dependent upon the year in which any Option to purchase common shares may be exercised by the Optionee. No options granted to Insiders (as defined by the TSX Venture Exchange) may be repriced without the approval of a majority of disinterested shareholders of the Company exclusive of any Insiders.

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(c)	Payment: The full purchase price of shares purchased under the Option shall be paid in cash upon the exercise thereof. A holder of an Option shall have none of the rights of a stockholder until the shares are issued to it. All common shares issued pursuant to the exercise of Options granted or deemed to be granted under the Plan, will be so issued as fully paid and non-assessable common shares. No Optionee or its legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares subject to an Option under this Plan, unless and until certificates for such common shares are issued to it or them under the terms of the Plan.

(d)	Term of Options: Options may be granted under this Plan exercisable over a period not exceeding ten (10) years. Each Option shall be subject to earlier termination as provided in subparagraph (f) below.

(e)	Exercise of Options: The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of common shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the Option is exercised. An Option may be exercised in full or in part during any year of the term of the Option as provided in the written Stock Option Agreement; provided however that except as expressly otherwise provided herein or as provided in any valid Stock Option Agreement approved by the Administrator, no Option may be exercised unless that Optionee is then a director and/or in the employ of the Company. This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate of the Company.

(f)	Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on the earlier of the following dates:

I.	the date of expiration specified in the Stock Option Agreement, being not more than ten (10) years after the date the Option was granted;

II.	the date of termination of the Optionee's employment or upon ceasing to be a director, officer or consultant of the Company or up to a period not exceeding one (1) year thereafter for any cause other than by retirement, permanent disability or death unless the Optionee was retained to provide consulting or Investor Relations Activities in which case up to a period not exceeding thirty (30) days thereafter;

III.	one (1) year after the date of the Optionee's death during which period the Option may be exercised only by the Optionee's legal representative or the person or persons to whom the deceased Optionee's rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Optionee would have been entitled to exercise it at the time of his death if the employment of the Optionee had been terminated by the Company on such date;

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IV.	one (1) year after termination of the Optionee's employment by permanent disability or retirement under any Retirement Plan of the Company during which one (1) year period the Optionee may exercise the Option to the extent he was entitled to exercise it at the time of such termination.

(g)	Non-transferability of Options: No Option shall be transferable or assignable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during its lifetime only by such Optionee.

(h)	Applicable Laws or Regulations: The Company's obligation to sell and deliver stock under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale of securities and is also subject to the acceptance for listing of the common shares which may be issued in exercise thereof by each stock exchange upon which shares of the Company are listed for trading.

(i)	Withholding Tax: To the extent the exercise of an Option hereunder gives rise to any tax or other statutory withholding obligation (including, without limitation, income and payroll withholding taxes imposed by any jurisdiction), the Company may implement appropriate procedures to ensure that the tax withholding obligations are met. These procedures may include, without limitation, increased withholding from an Optionee’s regular compensation, cash payments by an Optionee, the sale of a portion of the Company common shares acquired pursuant to the exercise of an Option, which sale may be required and initiated by the Company, or any other procedures or arrangements acceptable to the Company to fund the required withholding obligation.

6.          ADJUSTMENT IN EVENT OF CHANGE IN STOCK: Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of shares covered by the Option and the exercise price of shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company's capitalization (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option. The number of common shares available for Options, the common shares subject to any Option, and the Option Price thereof shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan.

7.          ACCELERATION OF EXPIRY DATES: Subject to the rules and regulations of the TSX Venture Exchange, upon the occurrence of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the common shares, immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets (collectively, a “Change of Control”), all Options shall be deemed to have immediately vested.

F-78

8.          AMALGAMATION, CONSOLIDATION OR MERGER: If the event that the Company is a consenting party to a Change of Control, outstanding Options shall be subject to the agreement effecting such Change of Control and Optionees shall be bound by such Change of Control agreement. Such agreement, without the Optionees’ consent, may provide for:

(a)	the continuation of such outstanding Options by the Company (if the Company is the surviving or acquiring corporation);

(b)	the assumption of the Plan and such outstanding Options by the surviving entity; or

(c)	substitution or replacement by the surviving or acquiring corporation or its parent of options with substantially the same terms for such outstanding Options.

The Company may provide in any agreement with respect to any such Change of Control that the surviving, new or acquiring corporation shall grant options to the Optionees to acquire shares in such corporation or its parent with respect to which the excess of the fair market value of the shares of such corporation immediately after the consummation of such Change of Control over the exercise price therefore shall not be less than the excess of the value of the common shares over the Exercise Price of the Options immediately prior to the consummation of such Change of Control.

9.          APPROVALS: The obligation of the Company to issue and deliver the common shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any common shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such common shares shall terminate and any Option exercise price paid to the Company will be returned to the Optionee.

10.          STOCK EXCHANGE RULES: The rules of any stock exchange upon which the Company common shares are listed shall be applicable relative to Options granted to Optionees.

11.          AMENDMENT AND DISCONTINUANCE OF PLAN: Subject to regulatory approval, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

12.          EFFECTIVE DATE AND DURATION OF PLAN: The Plan shall remain in full force and effect from the date of shareholder approval hereof and from year to year thereafter until amended or terminated in accordance with Paragraph 11 hereof and for so long thereafter as Options remain outstanding in favour of any Optionee.

F-79

SCHEDULE “G”

MPD PRO-FORMA BALANCE SHEET

G-1 -

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Financial Statements

As at December 31, 2011

(Expressed in Canadian Dollars)

G-2

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Balance Sheet

As at December 31, 2011

(Unaudited)

In Canadian dollars

	Mountain Province Consolidated	Pro Forma Entries			Pro Forma Consolidated
	Balance Sheet	Debit	Credit	Note	Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$21,546				$21,546
Short-term investments	17,819,183		3,000,000	2(c)	14,819,183
Marketable securities	17,678				17,678
Amounts receivable	350,559				350,559
Advances and prepaid expenses	101,641				101,641

	18,310,607	-	3,000,000		15,310,607

Property and equipment	43,225				43,225
Interest in Gahcho Kué Joint Venture	48,202,682		35,238	2(c)	48,167,444

Total assets	$66,556,514	$-	$3,035,238		$63,521,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,246,132		$375,000	2(d)	$3,621,132

Decommissioning and restoration liability	6,178,004				6,178,004

Shareholders' equity:
Share capital	146,911,995				146,911,995
Value assigned to warrants	-				-
Share-based payments reserve	1,083,422				1,083,422
Dividend-in-kind	-	(3,035,238)		2(a),(b)	(3,035,238)
Deficit	(90,876,085)	(375,000)		2(d)	(91,251,085)
Accumulated other comprehensive income	13,046				13,046

Total shareholders' equity	57,132,378	(3,410,238)	-		53,722,140

Total liabilities and shareholders' equity	$66,556,514	$(3,410,238)	$375,000		$63,521,276

The notes to the financial statements are an integral part of these pro forma financial statements.

G-3

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Statement of Operations and Comprehensive Loss

For the year ended December 31, 2011

(Unaudited)

In Canadian dollars

	Year Ended	Pro Forma Entries			Pro Forma Consolidated Statement
	December 31, 2011	Debit	Credit	Note	Of Operations
Expenses:
Consulting fees	$(1,631,188)				$(1,631,188)
Depreciation	(14,789)				(14,789)
Exploration and evaluation expenses	(9,032,585)		786,125	2(a)	(8,246,460)
Gahcho Kué Project management fee	(236,464)				(236,464)
Office and administration	(458,467)	(375,000)	22,459	2(a),(d)	(811,008)
Professional fees	(361,148)		6,855	2(a)	(354,293)
Promotion and investor relations	(109,854)		14,244	2(a)	(95,610)
Salary and benefits	(97,812)		69,953	2(a)	(27,859)
Transfer agent and regulatory fees	(169,489)				(169,489)
Travel	(156,659)				(156,659)

Net loss for the period before the undernoted	(12,268,455)	(375,000)	899,636		(11,743,819)

Other expenses:
Interest expense on decommissioning and restoration liability	(63,315)				(63,315)
Other income:
Interest income	303,354				303,354
Gain on revaluation of warrants exerciseable in a foreign currency	489,481				489,481

Net loss for the year	(11,538,935)	(375,000)	899,636		(11,014,299)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale
marketable securities	(5,384)				(5,384)
Comprehensive loss for the year	$(11,544,319)	$(375,000)	$899,636		$(11,019,683)

Basic and diluted loss per share	$(0.15)				$(0.14)

Weighted average number of shares outstanding	79,553,515				79,553,515

The notes to the financial statements are an integral part of these pro forma financial statements.

G-4

MOUNTAIN PROVINCE DIAMONDS INC. Notes to the Unaudited Pro forma Consolidated Financial Statements Year ended December 31, 2011 In Canadian Dollars

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements should be read in conjunction with the Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These pro forma consolidated financial statements of Mountain Province have been prepared for inclusion in the Information Circular of Mountain Province dated March 29, 2012. Pursuant to a plan of arrangement (the “Arrangement”), Mountain Province will transfer its interest in the Kennady North Project in Canada’s Northwest Territories, and additional working capital totaling $3,000,000 to Kennady Diamonds Inc. (“Kennady Diamonds”), and distribute the shares of Kennady Diamonds to the shareholders of Mountain Province. Under the terms of the Arrangement, Mountain Province shareholders will receive an aggregate of 16,129,111 Kennady Diamonds common shares, based on one Kennady Diamonds share for every five common shares held by Mountain Province shareholders at the effective date of the Arrangement, estimated to be 80,645,558 common shares. Mountain Province will distribute all of the Kennady Diamonds common shares to its shareholders on a pro-rata basis under the Arrangement. Completion of the Arrangement is subject to, among other conditions, approval of the shareholders of Mountain Province, court approval of the Arrangement, and regulatory approval. It is anticipated that on completion of the above transactions, (collectively the “Transactions”), Kennady Diamonds will apply to list its common shares on the TSX Venture Exchange.

The unaudited pro forma consolidated financial statements are prepared in accordance with IFRS and include:

•	Unaudited pro forma consolidated balance sheet as at December 31, 2011, prepared from the audited consolidated financial statements of Mountain Province as at and for the year ended December 31, 2011 reflecting the Transactions as if they occurred on December 31, 2011.
•	Unaudited pro forma consolidated statement of operations for the year ended December 31, 2011, prepared from the audited consolidated financial statements of Mountain Province reflecting the Transactions as if they occurred on January 1, 2011.

The unaudited pro forma consolidated balance sheet and statements of operations and comprehensive loss reflect the transactions as described in note 2.

These pro forma consolidated financial statements are not intended to reflect the financial position and results of operations that would have occurred if the events therein had been in effect at the dates indicated. Further, these pro forma consolidated financial statements are not necessarily indicative of the financial position and results of operations that may be obtained in the future.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited pro forma consolidated financial statements reflect the following pro forma assumptions and transactions:

(a)	the adjustments relate to removal of exploration and administration costs related to certain assets transferred to Kennady Diamonds by Mountain Province, and distribute shares of Kennady Diamonds to Mountain Province common shareholders on a pro rata basis, as if the Transactions had occurred on January 1, 2011. The costs directly incurred for Kennady North Project were considered. As well, expenses not directly chargeable to the Kennady North Project were estimated using the percentage derived from the ratio of management’s time spent on the Kennady North Project over the total management fees incurred by Mountain Province at a rate of 6.24% for the year ended December 31, 2011.

G-5

MOUNTAIN PROVINCE DIAMONDS INC. Notes to the Unaudited Pro forma Consolidated Financial Statements Year ended December 31, 2011 In Canadian Dollars

(b)	This transaction has been presented as a dividend-in-kind for pro forma purposes. Per the Arrangement, there are no other assets or liabilities being transferred from Mountain Province to Kennady Diamonds.

(c)	the adjustments represent the transfer of cash and acquired exploration rights relating to the Kennady North Project held by Mountain Province to Kennady Diamonds, as if the Transactions had occurred on December 31, 2011.

(d)	The adjustment represents the expected costs of the Transactions for Mountain Province, and are accrued at December 31, 2011.

3.	BASIS OF CALCULATION FOR BASIC AND DILUTED LOSS PER SHARE

Pro forma basic and diluted loss per share is calculated based upon the weighted average number of Mountain Province common shares outstanding. The weighted average number of shares outstanding for both the basic and diluted loss per share calculations for the year ended December 31, 2011 was 79,553,515.

G-6

SCHEDULE “H”

CERTAIN INFORMATION CONCERNING MPD

Information has been incorporated by reference in this Schedule “H” to this Information Circular from documents filed with the securities commissions or similar authorities in each of the Provinces of Canada, except the Province of Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of MPD at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, M5J 2S1 (Telephone (416) 361-3562). These documents are also available under MPD’s profile on the SEDAR website at www.sedar.com.

The following documents, filed by MPD with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, except the Province of Québec, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.	the audited consolidated financial statements of MPD as at, and for the financial periods ended, December 31, 2011, together with the auditors’ report thereon and the notes thereto;

2.	management’s discussion and analysis for the financial year ended December 31, 2011;

3.	Form 20-F, for the fiscal year ended December 31, 2011; and

4.	the management information circular of MPD dated May 19, 2011, prepared in connection with the annual general meeting of shareholders of MPD held on June 15, 2011.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule “H” to this Information Circular to the extent that a statement contained in this Schedule “H” to this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of in this Schedule “H” to this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Kennady North Spin-out

On December 22, 2011, the Company announced that it was giving consideration to the potential spin-out of the Kennady North Project into a newly-listed public company. On January 12, 2012, the Company announced that its board of directors had approved a proposal to spin-out the 100%-controlled Kennady North Project into a newly incorporated company, KDI. The Company commented that the proposed spin-out of the Kennady North Project is intended to deliver greater value to MPD’s shareholders by unlocking the value of this highly prospective diamond project, and would enable MPD to focus on the Gahcho Kué Project while KDI focuses on the Kennady North Project. The proposed spin-out would be effected through a plan of arrangement and will be subject to regulatory and court approval, as well as shareholder approval at a special meeting scheduled for April 25, 2012. Under the plan of arrangement, the Company would distribute 100% of the shares for KDI to MPD shareholders on a pro-rata basis, and provide sufficient working capital to KDI to fund its operations for a reasonable period.

H-1

On March 13, 2012, the Company announced further details regarding the proposed spin-out. These details included that working capital of $3 million would be provided to KDI and that 100% of the KDI shares would be distributed to the MPD shareholders on the basis of one KDI share for every five shares of MPD held by shareholders.

H-2